FY2008



THE ERA OF VISUAL COMPUTING

[illegible]

NVIDIA.



THE ERA OF VISUAL COMPUTING

A Letter from Jen-Hsun Huang, President, CEO, and Co-Founder

TO OUR STOCKHOLDERS

Why is a picture worth a thousand words?

The answer lies in the immense power of the visual cortex, the amazing part of your brain that enables sight, enhances understanding, and ignites emotion—a superhighway between you and the world.

Have you noticed that nearly everything from cars to phones to TVs to PCs have better and better high-resolution displays? Technology is enabling our world to become more visual than ever. Pixels flash vibrant colors at the speed of light. Interactive experiences are moving to 3D. The Internet, with social networking and content sharing, is creating a world that communicates visually as much as verbally.

Color spirals
by NVArt entrant
Václav Pajkrt

Digital fractal structures burst to life in the hands of a creative 3D artist



Photorealistic Rendering



Parallel Processing

Visual Computing



Imaging & Sensing



Dimensionalization

Consumers are hungry for all things visual—photos, video, games, online maps, rich user interfaces—and they have high expectations for wonderful and surprising visual experiences.

As the world leader in visual computing technologies, these are exciting times for NVIDIA. And we're just getting started.

Welcome to the Era of Visual Computing.

The GPU – The Visual Computing Processor

The GPU, which was invented by NVIDIA, is at the center of this new era. It is a very powerful parallel-computing processor that translates complex computer programs into beautiful images. NVIDIA GPUs are some of the most complex processors ever built, with up to 128 cores and soon reaching over a billion transistors. Each new generation of GPUs is the result of several thousand man-years of engineering and hundreds of millions of dollars.



A modern GeForce GPU has approximately 1.2 billion transistors and is the most complex parallel processor in the world

The GPU needs to be immensely powerful because humans have a highly-acute visual system. And, unlike spreadsheet, word processing, and file management tasks that the CPU performs "as soon as possible," the GPU must deliver visual experiences that are "instantaneous and real-time."

The GPU needs to be immensely powerful because humans have a highly-acute visual system.

The GPU is responsible for the amazing visual experiences that are possible on NVIDIA-powered PCs, notebooks, workstations, and game consoles. In the near future, this level of visual excellence will expand into an even wider array of devices—including next-generation phones and navigational systems.

Recently, we invented CUDA, a technology that makes the GPU even more impressive, capable of general-purpose parallel-computing tasks. How would you like to edit a video as quickly as you play a video game? Or prepare a high-definition movie for your iPod in minutes rather than hours? Now you can.

The CUDA Revolution Begins

CUDA is a software and GPU architectural breakthrough. The invention of CUDA makes it possible to use the many processor cores (and eventually thousands of cores) in a GPU to perform general-purpose mathematical calculations—in essence, to use a GPU for more than graphics.

CUDA is accessible to all programmers as it is based on the industry-standard C programming language.

This general-purpose programming architecture opens up CUDA GPUs to accelerate all types of applications—from transcoding a high-definition movie in minutes, to performing image processing of seismic data some two hundred times faster than before, to helping you see a breathtaking 3D ultrasound image of your unborn child.

Since its launch, tens of thousands of software developers, scientists, students, game developers, and researchers across the world have started programming with CUDA, realizing it holds the potential to accelerate applications many times faster than a CPU alone.


CUDA EVERYWHERE
146X
36X
19X
17X
100X

1 "Interactive Visualization of Volumetric White Matter Connectivity in DT-MRI Using a Parallel-Hardware Hamilton-Jacobi Solver" by Won-Ki Jeong, P. Thomas Fletcher, Ran Tao, and Ross T. Whitaker

2 "GPU Acceleration of Molecular Modeling Applications"

3 Video encoding test uses iTunes on CPU and Elemental on GPU running under Windows XP. CPUs tested were Intel Core 2 Duo 1.66GHz and Intel Core 2 Quad Extreme 3GHz. GPUs tested were GeForce 8800M on Gateway P-Series FX notebook, and GeForce 8800 GTS 512MB. CPUs and GeForce 8800 GTS 512 were run on Asus P5K-V motherboard (Intel G33-based) with 2GB DDR2 system memory. Based on an extrapolation of 1 min 50 sec 1280x720 HD movie clip

4 See http://developer.nvidia.com/object/matlab_cuda.html

> The solution is faster processors, not more of them. And so it's very fortuitous that GPUs and CUDA have come along right about the time where we're hitting this tipping point.
>
> John Michalakes
> The National Center for Atmospheric Research

With CUDA, we have made our GPUs dramatically more flexible and valuable. And because CUDA is embedded in GeForce GPUs, which will ship in hundreds of millions of new PCs in just a few years, the CUDA parallel computing platform will have a massive installed base.

For a computing platform, a large installed base attracts software developers. And with lots of interesting software, our GeForce GPUs will become even more desirable to consumers.

CUDA is one of our proudest achievements. It is one of the most significant inventions in our company's history and one that I believe will not only propel the field of visual computing forward, but also the computer industry as a whole.

Here are some examples of speedup results using CUDA compared to previous approaches.



149X
47X
20X
24X
30X

Financial simulation of LIBOR model with swaptions[6]

GLAME@lab: An M-script API for linear algebra operations on GPU[7]

Ultrasound medical imaging for cancer diagnostics[8]

Highly optimized object oriented molecular dynamics[9]

Cmatch exact string matching to find similar proteins and gene sequences[10]

5 "High-Performance Direct Gravitational N-body Simulations on Graphics Processing Units" by E.P.J. van den Heuvel (presentation)

6 LIBOR paper by Mike Giles and Su Xiaoke

7 "FLAG@lab: An M-script API for Linear Algebra Operations on Graphics Processors"

8 See http://www.techniscanmedicalsystems.com

9 "General Purpose Molecular Dynamics Simulations Fully Implemented on Graphics Processing Units" by Joshua A. Anderson, Chris D. Lorenz, and A. Travesset

10 "Fast Exact String Matching on the GPU" by Michael C. Schatz and Cole Trapnell (presentation)

The Optimized PC Design Movement

Consumers are demanding PCs that deliver richer graphics and beautiful visuals. To respond, PC manufacturers all over the world are no longer designing PCs based simply on the "speeds and feeds" of the CPU, but with the total user experience in mind.

A PC should be designed and optimized for how the user intends to use it. The more visual the experience, the more important the investment in the GPU becomes. And for large segments of the marketplace like workstations, gaming PCs, video/photo editing PCs, media centers, and lifestyle PCs, the visual experience is front-and-center and cannot be compromised. The GPU is no longer a luxury or merely a "nice-to-have."


REVENUE
FY06 $2.4B
FY07 $3.1B
FY08 $4.1B
GROSS MARGIN
FY06 33.8%
FY07 42.4%
FY08 45.6%
DILUTED EPS
FY06 $0.55
FY07 $0.76
FY08 $1.31

All over the world, we see the movement toward usage-optimized PC design taking hold and increasing in momentum. We call this the "Optimized PC" design movement. This trend, combined with growing numbers of visually-rich applications and receptive consumers with high expectations, is driving consumption of GPUs upward and contributed to our record year in fiscal 2008.

Annual revenue increased in fiscal 2008 to a record $4.1 billion, an increase of 34 percent compared to $3.07 billion in fiscal 2007. We also achieved back-to-back $1 billion+ quarters for the first time ever. Our continued focus on improving business and operational processes drove our annual gross margin to a record 45.6 percent, a year-over-year increase of 320 basis points. Net income in fiscal 2008 increased to a record $797.6 million, an increase of 78 percent compared to $448.8 million in fiscal 2007.

A COMMITMENT TO HELPING PEOPLE AND THE PLANET

NVIDIA Gets Involved

Building Handicap Ramps

Reaching Out in India

Building an Outdoor Classroom

Employees Partner for a Cure

At our core, we believe that making a difference in the world is our most important purpose. We apply this philosophy to our work—creating amazing things that move people and enrich their lives. We also apply this philosophy in the communities around the world where we have offices. Whether it's adopting a school in India or China, donating to a food bank in Europe, or revitalizing a school in Silicon Valley, our employees raise the bar each year with their level of commitment to giving back.








the relay NBC11
EAS
EAS

VISUALIZE **GREEN**

We are strengthening our commitment to the planet through initiatives to conserve natural resources. We are active members of the Electronics Industry Citizenship Coalition, the EPA Climate Leaders program, and the Carbon Disclosure Project. These initiatives give us better insight into our carbon footprint and help us minimize our impact on the planet.

One of our most ambitious initiatives is to create innovative technologies that will allow computing centers to dramatically reduce the amount of power they consume.
With Tesla, our CUDA supercomputing solution, we hope to increase computing efficiency by tens to hundreds of times. We are excited about the prospect of Tesla saving tons of carbon emission each year as we help move the world towards more environmentally-friendly computing.



15 Years of Innovation

NVIDIA is celebrating its 15th anniversary this year. As I reflect on this milestone and look to the future, I could not be more proud of our passionate employees and their achievements. I thank them and their families for their dedication and ongoing contribution to the growth of our company.

I would also like to thank NVIDIA's ecosystem of customers, partners, and stockholders for their continued support and confidence.

Torn

by NVArt entrant
Monsit Jangariyawong

Unleashing his imagination a Thai artist grows these experimental digital forms inside his PC





The years ahead will be extraordinarily exciting. As the world leader in visual computing technologies, our company is more relevant than ever. We are passionate about the work we do and remain committed to continuing to create amazing, groundbreaking ideas and products that will surprise and delight you. And along the way, change the world.

Jen-Hsun Huang
NVIDIA Corporation
May 2008



whites D
by NVArt entrant
Brian Briggs

Where others see only mathematics, this digital creator captures a beautiful snapshot of gaseous dynamics

NVIDIA.

NVIDIA CORPORATION
Headquarters
2701 San Tomas Expressway
Santa Clara, California 95050

Meeting Location
2800 Scott Boulevard
Santa Clara, California 95050

Proxy

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 19, 2008

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NVIDIA Corporation which will take place on Thursday, June 19, 2008 at 10:00 a.m. local time in Building E of our headquarters, which is located at 2800 Scott Boulevard, Santa Clara, California, 95050 for the following purposes:

1. To elect three directors nominated by the Board of Directors to hold office until our 2011 Annual Meeting of Stockholders described in the attached proxy statement.
2. To approve an amendment to our certificate of incorporation to increase the number of authorized shares of common stock from 1,000,000,000 to 2,000,000,000 shares.
3. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 25, 2009.
4. To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The Board of Directors recommends a vote For Proposals 1, 2 and 3.

Only stockholders who owned our stock at the close of business on April 21, 2008 may vote at the Annual Meeting or any adjournments, continuations or postponements of the meeting. A list of stockholders entitled to vote at the Annual Meeting will be available at our headquarters, 2701 San Tomas Expressway, Santa Clara, California for 10 days prior to the Annual Meeting. If you would like to view the stockholder list, please call our Stock Administration Department at (408) 486-2000 to schedule an appointment.

Your vote is important. Whether or not you plan to attend the Annual Meeting, **PLEASE VOTE YOUR SHARES.** If you plan to vote by mail, please do so as promptly as possible in order to ensure that we receive your vote. A postage pre-paid envelope is enclosed for your convenience.

Please see the map at the back of this proxy statement for directions to Building E of our headquarters. We look forward to seeing you at our Annual Meeting.

By Order of the Board of Directors

David M. Shannon

David M. Shannon
Secretary

Santa Clara, California
May 15, 2008

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on June 19, 2008. This Proxy Statement and Our Annual Report to Stockholders can be accessed electronically at *www.nvidia.com/proxy*

PLEASE CONFIRM YOUR PREFERENCE FOR ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS. You can expedite delivery of your Annual Meeting materials and avoid costly printing and mailing of these documents by signing up to receive them electronically. For further information on how to take advantage of this environment and cost-saving service, please see page 5 of the proxy statement.

TABLE OF CONTENTS

Please note that the contents of our website are not incorporated into this proxy statement.

NVIDIA CORPORATION
2701 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA 95050

PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS
JUNE 19, 2008

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Where is the annual meeting going to be?

Our 2008 Annual Meeting of Stockholders will take place in Building E of our headquarters at 2800 Scott Boulevard, Santa Clara, California. Please see the map at the end of this proxy statement for directions.

Why am I receiving these materials?

You received this proxy statement and the enclosed proxy card because the Board of Directors of NVIDIA Corporation, or the Board, is soliciting your proxy to vote at the annual meeting. You are invited to attend the annual meeting. You do not need to attend the annual meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy by telephone or over the Internet.

We are distributing this proxy statement and the accompanying proxy card on or about May 15, 2008.

Who can vote at the annual meeting?

Stockholders of record at the close of business on April 21, 2008 will be entitled to vote at the annual meeting. On the record date, there were 556,115,886 shares of common stock outstanding and entitled to vote.

Are the numbers in this proxy statement adjusted for the last year's three-for-two stock split?

All shares and prices reported in this proxy statement have been adjusted to reflect the three-for-two stock split that was effected on September 10, 2007.

What is the difference between a stockholder of record and a beneficial owner?

Stockholder of Record. You are a stockholder of record if at the close of business on April 21, 2008 your shares were registered directly in your name with our transfer agent—BNY Mellon Shareowner Services.

Beneficial Owner. You are a beneficial owner if your shares were held through a broker or other nominee and not in your name at the close of business on April 21, 2008. Being a beneficial owner means that, like most of our stockholders, your shares are held in street name and your broker sends these proxy materials to you. As a beneficial owner, your broker or other nominee is the stockholder of record of your shares. You have the right to direct your broker on how to vote the shares in your account. However, because you are not the stockholder of record, if you would like to vote your shares in person at the annual meeting you must obtain a legally valid proxy from your broker prior to the annual meeting.

What am I voting on?

There are three matters scheduled for a vote:

- the election of three directors nominated by our Board and named in the proxy statement;
- the approval of an amendment to our certificate of incorporation; and
- the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 25, 2009.

In addition, you are entitled to vote on any other matters that are properly brought before the annual meeting.

May I vote by proxy card, by telephone or over the Internet?

Stockholder of Record. If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the annual meeting. Even if you plan to attend the annual meeting, we urge you to vote by proxy prior to the annual meeting to ensure your vote is counted.

By Proxy. To vote by proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

By Telephone. To vote by telephone, dial toll-free 1-866-540-5760 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the Control Number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Daylight Savings Time on June 18, 2008 to be counted.

On the Internet. To vote on the Internet, go to *www.proxyvoting.com/nvda* to complete an electronic proxy card. You will be asked to provide the Control Number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Daylight Savings Time on June 18, 2008 to be counted.

Beneficial Owner. If you are a beneficial owner, you received a proxy card or Voting Instruction Form with these proxy materials from your broker. You should follow the Voting Instruction Form in order to instruct your broker on how to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Voting Instruction Form does not include telephone or Internet instructions, please complete and return your Voting Instruction Form promptly by mail. To vote in person at the annual meeting, you must obtain a valid proxy from your broker.

Will the annual meeting be webcast?

An audio webcast of the annual meeting will be available on the Investor Relations page of our website at *www.nvidia.com* at 10:00 a.m. local time on June 19, 2008. The webcast will allow investors to listen to the annual meeting, but stockholders accessing the annual meeting through the webcast will not be considered present at the annual meeting and will not be able to vote through the webcast or to ask questions. An archived copy of the webcast will be available on our web site through June 30, 2008. Registration to listen to the webcast will be required.

What is a broker non-vote?

Brokers that hold shares of our common stock for a beneficial owner typically have the authority to vote on "routine" proposals when they have not received instructions from the beneficial owner at least ten days prior to the annual meeting. The election of directors and the ratification of the selection of our independent registered public accounting firm are considered to be routine matters. Brokers may not vote their customers' shares on matters that are considered to be "non-routine" such as the proposal to approve the amendment to our certificate of incorporation. The shares that are not voted on non-routine matters are called broker non-votes.

How are votes counted?

Votes will be counted by the inspector of election appointed for the annual meeting, who will separately count **For** votes, **Against** votes, abstentions and broker non-votes. With regard to Proposal 1, the election of three members to our Board named in this proxy statement, you may withhold your vote for a particular nominee. The number of **Withhold** votes will also be counted by the inspector of election. You may also choose to abstain. Shares not present at the meeting, shares voting **Abstain** and broker non-votes will have no effect on the election of directors.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted **For** proposal numbers one and three. If any other matter is properly presented at the annual meeting, either Jen-Hsun Huang or David M. Shannon as your proxy will vote your shares using his best judgment.

May I change my vote after submitting my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the annual meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, attention: General Counsel/Secretary;
- you may attend the annual meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

What is the quorum requirement?

We need a quorum of stockholders to hold our annual meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on April 21, 2008 are represented at the annual meeting either in person or by proxy. On the record date, there were 556,115,886 shares of common stock outstanding and entitled to vote meaning that 278,057,944 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the annual meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the annual meeting may adjourn the annual meeting to another date.

How many votes are needed to elect directors (Proposal 1)?

We have adopted Bylaw provisions providing for a majority vote standard in non-contested elections. As the number of nominees properly nominated for the annual meeting is the same as the number of directors to be elected, the annual meeting is a non-contested election. Pursuant to our Bylaws, if the number of votes **Withheld** with respect to a nominee exceeds the number of votes **For**, then the nominee is required to submit their resignation for consideration by our Board and our Nominating and Corporate Governance Committee.

How many votes are needed to approve the proposed amendment to our certificate of incorporation (Proposal 2)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required to approve the proposed amendment to our certificate of incorporation. If you do not vote or **Abstain** from voting, it will have the same effect as an **Against** vote. Brokers may not vote on Proposal 2 without receiving instructions from the beneficial owners of the shares. Broker non-votes will have the same effect as an **Against** vote.

How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal 3)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you ABSTAIN from voting, it will have the same effect as an AGAINST vote. If you do not vote, it will have no effect.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for our second quarter ending July 27, 2008, which will be filed with the Securities and Exchange Commission, or SEC, by September 5, 2008.

Who is paying for this proxy solicitation?

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, by Internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you received more than one proxy card, your shares are registered in more than one name or are held in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one proxy card for each account or name, please contact your broker.

What does it mean if multiple members of my household are stockholders but we only received one set of proxy materials?

In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one annual report and proxy statement to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment.

If you currently receive multiple copies of our proxy statement and annual report at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 15, 2009 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050, Attention: General Counsel/Secretary and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2009 annual meeting, you must do so in writing following the above instructions by January 15, 2009. We also advise you to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations, including the different notice submission date requirements in the event that we do not hold our 2009 annual meeting between May 20, 2009 and July 19, 2009.

Can I view these proxy materials over the Internet?

Yes. This proxy statement is posted on our Investor Relations website at www.nvidia.com. You also can use this website to view our other filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 27, 2008. The contents of our website are not a part of this proxy statement.

Can I view materials for future annual meetings over the Internet?

Yes. We are encouraging all of our stockholders to receive future communications from us by email. Opting to receive proxy materials electronically will assist in our efforts to protect the environment and will save us the cost of printing and mailing these documents to you. You can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. If you make this election, you will receive an e-mail message shortly after the proxy statement is released containing the Internet link to access our proxy statement and annual report. The e-mail also will include instructions for voting on the Internet.

In order to receive these materials electronically, you must follow the applicable procedure below:

Holders of record—If you are a holder of record you can choose to receive our future proxy materials electronically by following the instructions to vote on the Internet at www.proxyvote.com and when prompted, indicate that you agree to access stockholder communications electronically in future years.

Street name holders—If your shares are held in street name, you can choose to receive our future proxy materials electronically by visiting www.icsdelivery.com/nvda.

Your choice to receive proxy materials electronically will remain in effect until you contact our Investor Relations Department and tell us otherwise. You may visit the Investor Relations section of our website at www.nvidia.com, send an electronic mail message to irelectronicdelivery@nvidia.com or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, CA 95050.

The SEC has enacted rules that permit us to make available to stockholders electronic versions of the proxy materials even if the stockholder has not previously elected to receive the materials in this manner. Although we have not chosen this option in connection with this year's annual meeting, it is possible that we may do so next year. To the extent we elect this option, and you have not previously elected to receive electronic materials, you will receive by mail, a notice of Internet availability of proxy materials instructing you how to access the materials on the Internet and how to vote your shares.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board is divided into three classes serving staggered three year terms. At the annual meeting, our stockholders will elect three directors to serve as directors until our 2011 annual meeting of stockholders. Messrs. Jones and Miller and Dr. Chu are currently directors and were previously elected by our stockholders. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election and unanimously recommended that each nominee be submitted for election to the Board. Our Board approved the recommendation at its meeting on February 7, 2008. If elected at the annual meeting, each of the nominees will serve until the 2011 annual meeting and until a successor is elected or appointed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced. In accordance with our Bylaws, directors are elected if they receive more **FOR** votes than **WITHHOLD** votes. Unless you instruct otherwise, your proxy will be voted **FOR** the election of these nominees.

The following is information for each of the members of our Board as of the date of this proxy statement.

Name	Position with NVIDIA	Age	Director Since	Expiration of Term
Steven Chu, Ph.D.	Director	60	July 2004	2008
Harvey C. Jones	Director	55	November 1993	2008
William J. Miller	Director	62	November 1994	2008
Tench Coxe	Director	50	June 1993	2009
Mark L. Perry	Director	52	May 2005	2009
Jen-Hsun Huang	Chief Executive Officer, President and Director	45	April 1993	2010
James C. Gaither	Lead Director	70	December 1998	2010
A. Brooke Seawell	Director	60	December 1997	2010

Nominees for Election for a Three-year Term Expiring at Our 2011 Annual Meeting

Dr. Steven Chu became the Director of the Lawrence Berkeley National Laboratory, a research laboratory of the Department of Energy managed by the University of California, in August 2004. From 1987 to August 2004, Dr. Chu served as a Professor of Physics and Applied Physics at Stanford University. At Stanford, Dr. Chu served as Chair of the Physics Department from 1990 through 1993 and from 1999 through 2001. From 1983 to 1987, Dr. Chu served as the head of the Quantum Electronics Research Department at AT&T Bell Laboratories, the research division of AT&T Corp., a telecommunications company. In 1997, Dr. Chu, with two colleagues at National Institute of Standards and Technology and College de France, was awarded the Nobel Prize in physics for the development of methods to cool and trap atoms with laser light. Dr. Chu serves on the Board of Trustees of the University of Rochester and on the board of directors of The William and Flora Hewlett Foundation. Dr. Chu holds an A.B. degree in Mathematics and a B.S. degree in Physics from the University of Rochester and a Ph.D. in Physics from the University of California at Berkeley.

Harvey C. Jones is the Chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the board of directors until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of directors of Wind

River Systems, Inc., an embedded software and services provider, and several privately-held companies. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

William J. Miller has served as an independent board member for several companies and has been an occasional consultant to several technology companies since October 1999. From April 1996 through October 1999, Mr. Miller was Chief Executive Officer and Chairman of the board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from May 1992 and September 1993, respectively, to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology, Overland Storage, Inc., a supplier of data storage products, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THE ELECTION TO THE BOARD OF EACH NAMED NOMINEE.

Directors Continuing in Office until Our 2009 Annual Meeting

Tench Coxe is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe also serves on the board of directors of eLoyalty Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

Mark L. Perry currently serves as the President and Chief Executive Officer of Aerovance, Inc., a biopharmaceutical company. Prior to joining Aerovance in February 2007, Mr. Perry served as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company. Mr. Perry was an executive officer of Gilead from July 1994 to April 2004, serving in a variety of capacities, including General Counsel, Chief Financial Officer and most recently, Executive Vice President of Operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From September 1981 to June 1994, Mr. Perry was with the law firm Cooley Godward Kronish LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. Mr. Perry also serves as a member of the board of directors of Nuvelo, Inc., a biopharmaceutical company, and Aerovance. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

Directors Continuing in Office until Our 2010 Annual Meeting

James C. Gaither is a managing director of Sutter Hill Ventures, a venture capital investment firm. He is a retired partner of the law firm of Cooley Godward Kronish LLP and was a partner of the firm from 1971 until July 2000 and senior counsel to the firm from July 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States Supreme Court, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is Vice Chairman of the Board of Directors of The William and Flora Hewlett Foundation and Chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University Law School.

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as our President and Chief Executive Officer since that time. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

A. Brooke Seawell has been a Venture Partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From February 2000 to December 2004, Mr. Seawell was a Partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell also serves on the board of directors of Informatica Corporation, a data integration software company, Glu Mobile, Inc., a publisher of mobile games, and several privately held companies. Mr. Seawell serves on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

Independence of the Members of the Board of Directors

Consistent with the requirements of The Nasdaq Stock Market LLC, or NASDAQ, our Corporate Governance Policies require our Board to affirmatively determine that a majority of our directors do not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meet any other qualification requirements required by the Securities and Exchange Commission, or SEC, and NASDAQ. After considering all relevant relationships and transactions, the Board determined all members of the Board are "independent" as defined by the SEC's and NASDAQ's rules and regulations, except for Jen-Hsun Huang, our President and Chief Executive Officer. The Board also determined that all members of our Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards.

Lead Independent Director

The other independent members of the Board appointed Mr. Gaither as the lead independent director of the Board. As the Lead Director, Mr. Gaither presides over executive sessions of the Board. Mr. Gaither works with our chief executive officer and the other members of the Board to establish the agenda for executive sessions of the independent directors.

Audit Committee Financial Experts

The Board determined that each of Messrs. Seawell and Perry satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert" within the meaning of the SEC rules.

Corporate Governance Policies of the Board of Directors

In January 2004, the Board documented our governance practices by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Board amended and restated its Corporate Governance Policies in May 2007. The Corporate Governance Policies set forth the practices the Board follows with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. Our Corporate Governance Policies may be viewed under Corporate Governance in the Investor Relations section of our website at www.nvidia.com.

Although we do not have a formal policy regarding attendance by members of the Board at our annual meetings, our practice is that in addition to Mr. Huang, one independent director will attend each annual meeting on behalf of all independent directors and all members of the Board are encouraged to attend. Messrs. Huang and Coxe were present at our 2007 annual meeting. Mr. Gaither was out of the country and unable to attend the annual meeting.

Code of Conduct

We have a Worldwide Code of Conduct that applies to all of our executive officers, directors and employees. Also, we have a Financial Team Code of Conduct that applies to our executive officers, directors and members of our finance, accounting and treasury departments. Both the Worldwide Code of Conduct and the Financial Team Code of Conduct are available under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*. If we make any amendments to the Worldwide Code of Conduct or the Financial Team Code of Conduct or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our Secretary, at NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications we receive that are addressed to the Board will be compiled by our Secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

Nomination of Directors

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors and recommends candidates for election to the Board. In making its determinations, the Nominating and Corporate Governance Committee strives to select individuals who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and will be effective in collectively serving the long-term interests of the stockholders. In selecting individuals as nominees, the Nominating and Corporate Governance Committee will also consider any other factor that it deems relevant, including industry experience and diversity.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to NVIDIA during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and, when necessary, the advice of counsel. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board.

The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Matters put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these matters should be presented to the Board. The Nominating and Corporate Governance Committee will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading *Stockholder Communications with the Board of Directors*. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The Nominating and Corporate Governance Committee did not receive any stockholder nominations during fiscal 2008.

Majority Vote Standard

As a part of our continuing process of enhancing our corporate governance procedures and to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. Our Bylaws now provide that in a non-contested election if the votes cast **FOR** an incumbent director do not exceed the number of votes **WITHHELD**, such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the **WITHHELD** vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting.

Board Meeting Information

The Board met 8 times during fiscal 2008 and had a Board retreat. We expect each Board member to attend each meeting of the Board and the committees on which he serves. In fiscal 2008, each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which he served. If a Board member does not attend at least 75% of the meetings of the Board or the committees on which he serves, the vesting period of his annual stock option grants will be lengthened as described more fully under the heading *Director Compensation*.

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter, which may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

In fiscal 2006, the Board concluded that having our directors rotate and serve on different committees provides a benefit to us and our stockholders. By rotating among committees, we believe all members are more fully informed regarding the full scope of Board and Company activities. Effective March 1, 2007, Mr. Coxe became a member of the Audit Committee and Mr. Miller became a member of the Compensation Committee. The Board believes that these rotations are a good corporate governance practice and intends to make periodic rotations in the future. On February 7, 2008, the Nominating and Corporate Governance Committee examined the composition of the Board's committees and recommended to the full Board that the Committees remain unchanged for fiscal 2009.

Committees and Current Membership	Number of Meetings Held During Fiscal 2008 and Committee Functions
Audit *Fiscal 2008* Mark L. Perry* A. Brooke Seawell Tench Coxe (1) William Miller (1)	Meetings: 8 • oversees our corporate accounting and financial reporting process; • evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; • determines and approves the engagement of the independent registered public accounting firm; • determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; • reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; • confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; • discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements; • reviews the financial statements to be included in our annual report; • prepares the report required to be included by the SEC rules in our annual proxy statement or Annual Report on Form 10-K; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
Compensation *Fiscal 2008* Harvey C. Jones* James C. Gaither William J. Miller (1) Tench Coxe (1)	Meetings: 13 • reviews and approves our overall compensation strategy and policies; • reviews and approves the compensation and other terms of employment of our chief executive officer and other executive officers; • reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; • reviews and approves the disclosure contained in Compensation Discussion and Analysis and considers whether to recommend that it be included in the proxy statement and other filings; and • administers our stock option and purchase plans, variable compensation plans and other similar programs.
Nominating and Corporate Governance *Fiscal 2008* James C. Gaither* Tench Coxe Harvey C. Jones	Meetings: 3 • identifies, reviews and evaluates candidates to serve as directors; • recommends candidates for election to our Board; • makes recommendations to the Board regarding the committee membership; • assesses the performance of the Board and its committees; and • reviews and assesses our corporate governance principles and practices.

* Committee Chairperson

(1) As part of our periodic committee rotations, effective March 1, 2007, Mr. Coxe replaced Mr. Miller as a member of the Audit Committee and Mr. Miller replaced Mr. Coxe as a member of the Compensation Committee.

In addition to our three standing committees, on August 5, 2007 the Board formed a Special Litigation Committee to investigate, evaluate, and make a determination as to how we should proceed with respect to the claims and allegations asserted in certain derivative actions cases brought on behalf of NVIDIA against certain of our current and former executive officers and directors. The derivative actions assert claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. Mr. Perry and Dr. Chu are the members of the Special Litigation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For fiscal 2008, the Compensation Committee consisted of Messrs. Gaither, Jones, Miller and Coxe. Effective March 1, 2007, Mr. Miller replaced Mr. Coxe as a member of the Compensation Committee. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a director or member of a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. Each of our directors, except for Dr. Chu, has purchased and holds shares of our common stock. As of January 27, 2008, Dr. Chu held vested stock options to purchase 243,750 shares of our common stock.

DIRECTOR COMPENSATION

Our non-employee directors receive options to purchase shares of our common stock for their services as members of our Board. Non-employee directors do not receive cash compensation for their services as members of our Board, but may be reimbursed for expenses incurred in attending Board and committee meetings. Directors who are also employees do not receive any fees or equity compensation for service on the Board. Mr. Huang is our only employee director.

Historically, options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan as incorporated into our 1998 Equity Incentive Plan, which we refer to as the 1998 Plan. Beginning in June 2007, annual stock option grants will be made on the day after the annual meeting to our non-employee directors from our 2007 Equity Incentive Plan, which we refer to as the 2007 Plan.

In March 2008, the Compensation Committee undertook a review of the type and amount of compensation paid to our non-employee directors in connection with their service on our Board and its committees by reviewing peer company data provided by our Human Resources Department and Hewitt Associates LLC. The Compensation Committee used our binomial option pricing model to value the stock option grants issued pursuant to our existing non-employee director compensation program, which includes initial Board grants and annual Board and committee grants that range in size as follows: 135,000 shares for initial Board grants; 36,000 shares for annual Board grants; and 12,000 shares for annual committee grants (for Compensation and Audit Committees). The potential total annual value received by a non-employee director for these grants was then compared to the total annual compensation of non-employee directors at select peer companies. Based on this review, the Compensation Committee elected to continue its practice of compensating our non-employee directors for their services to NVIDIA solely through the use of stock options grants. The Compensation Committee believes that payment for services in equity best aligns the interests of our non-employee directors with those of our stockholders, in that non-employee directors recognize compensation only when the value of our stock increases. The Compensation Committee determined for fiscal 2009 that the size of the initial Board grants and annual Board and committee grants should be reduced as follows: 120,000 shares for initial Board grants; 30,000 shares for annual Board grants; and 10,000 shares for annual committee grants (for Compensation and Audit Committees), as the Committee believed that similar incentive values could be achieved with a fewer number of shares given NVIDIA's stock price performance over the past year. The Compensation Committee completed a similar review of non-employee director compensation in March 2007 and March 2006 at which time it made a similar determination to reduce the size of stock option grants to our non-employee directors. See *Compensation Discussion and Analysis—Role of Various Parties in Making Compensation Decisions* for additional information about the role of Hewitt Associates LLC.

Compensation for Fiscal 2008

The following table provides information regarding compensation of non-employee directors who served during fiscal 2008 on our Audit and Compensation Committees.

DIRECTOR COMPENSATION FOR FISCAL 2008

Name	Option Awards($) (1)(2)(3)(4)	Total ($)
Steven Chu (5)	$394,764	$394,764
Tench Coxe	441,941	441,941
James C. Gaither	441,941	441,941
Harvey C. Jones	441,941	441,941
William J. Miller	441,941	441,941
Mark L. Perry (5)	644,701	644,701
A. Brooke Seawell	441,941	441,941

(1) Represents the dollar amount recognized for financial statement reporting purposes for fiscal 2008, in accordance with Statement of Financial Accounting Standards No. 123 (revised), or SFAS No. 123(R), *Share Based Payment*, of stock options granted both in and prior to fiscal 2008 pursuant to the 1998 Plan or the 2007 Plan. Assumptions used in the calculation of these amounts and a description of the fair value pricing models used to determine the fair value of stock option grants are included in Note 2, *Stock-Based Compensation*, of the Notes to our Consolidated Financial Statements for the fiscal year 2008 included in our Annual Report on Form 10-K filed with the SEC on March 21, 2008. However, pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by our non-employee directors.

(2) On June 22, 2007, each non-employee director received a stock option to purchase 36,000 shares as compensation for his service on the Board with an exercise price of $29.08 per share, which was the closing price of our common stock as reported by NASDAQ on June 22, 2007. The grant date fair value of these awards was $12.29 per share for a total grant date fair value of $442,560 per grant. Except for Dr. Chu, each non-employee director also received an additional stock option to purchase 12,000 shares on June 22, 2007 for his service as a member of either the Compensation or the Audit Committee in fiscal 2008 with an exercise price of $29.08 per share, which was the closing price of our common stock as reported by NASDAQ on June 22, 2007. The grant date fair value of these awards was $11.16 per share for a total grant date fair value of $133,920 per grant. Assumptions used in the calculation of these amounts are included in Note 2, *Stock-Based Compensation*, of the Notes to our Consolidated Financial Statements for the fiscal year 2008 included in our Annual Report on Form 10-K filed with the SEC on March 21, 2008.

(3) At fiscal year end, each non-employee director held stock options to purchase the following aggregate number of shares of our common stock: Dr. Chu, options to purchase 381,000 shares; Mr. Coxe, options to purchase 828,000 shares; Mr. Gaither, options to purchase 423,000 shares; Mr. Jones, options to purchase 558,000 shares; Mr. Miller, options to purchase 1,218,000 shares; Mr. Perry, options to purchase 283,000 shares; and Mr. Seawell, options to purchase 1,398,000 shares.

(4) The amounts recognized for financial statement reporting purposes in fiscal 2008 reflected in the table above include stock-based compensation expense from stock options granted both in and prior to fiscal 2008. The following chart provides additional information regarding the amounts of stock option compensation expense we recognized in fiscal 2008.

Name	Expense Related to Stock Options Granted in Fiscal 2008 ($)	Expense Related to Stock Options Granted Prior to Fiscal 2008 ($)
Steven Chu	$ 76,671	$318,093
Tench Coxe	154,660	287,281
James C. Gaither	154,660	287,281
Harvey Jones	154,660	287,281
William J. Miller	154,660	287,281
Mark L. Perry	154,660	490,041
A. Brooke Seawell	154,660	287,281

(5) In fiscal 2008, neither Mr. Perry nor Dr. Chu received additional consideration for their services as members of the Special Litigation Committee.

The following table summarizes the compensation provided to our non-employee directors for fiscal 2008 and compensation expected to be provided in fiscal 2009.

Summary of Non-Employee Director Compensation

Type of Compensation	Fiscal 2008	Fiscal 2009	Vesting
Initial Board Option Grant	Option to purchase 135,000 shares of common stock	Option to purchase 120,000 shares of common stock	Vests quarterly over a three year period
Annual Board Option Grant*	Option to purchase 36,000 shares of common stock	Options to purchase 30,000 shares of common stock	Vests quarterly beginning on the second anniversary of the date of grant. Fully vested on the third anniversary of the date of grant**
Annual Committee Option Grant*	Option to purchase 12,000 shares of common stock for serving on the Compensation or Audit Committee. No options were granted for serving on the Nominating and Corporate Governance Committee	Option to purchase 10,000 shares of common stock for serving on the Compensation or Audit Committee. No options will be granted for serving on the Nominating and Corporate Governance Committee	Vests in full on the one year anniversary of the date of grant**

* The number of shares subject to stock option grants is adjusted in certain circumstances as described below.

** Vesting is adjusted in certain circumstances as described below.

The following are the principal terms of the stock options granted to our non-employee directors.

Initial Grants. Initial stock option grants of 120,000 are made to each new non-employee director who is elected or appointed to our Board on the date of election or appointment.

Annual Grants—Board Members. Prior to the adoption of our 2007 Plan in June 2007, annual stock option grants (Annual Board Grants) were made on August 1st of each year. Beginning with our stockholders' approval of the 2007 Plan at our annual meeting in June 2007, the Annual Board Grants are made on the day after the annual meeting. On June 22, 2007, each of Messrs. Coxe, Gaither, Jones, Miller, Perry and Seawell and Dr. Chu received an option to purchase 36,000 shares of our common stock at an exercise price of $29.08 per share, which was the closing price of our common stock as reported by NASDAQ on June 22, 2007.

Annual Grants—Committee Members. Prior to the adoption of our 2007 Plan in June 2007, annual stock option grants (Annual Committee Grants) were made on August 1st of each year. Beginning with our stockholders' approval of the 2007 Plan at our annual meeting in June 2007, the Annual Committee Grants are made on the day after the annual meeting. On June 22, 2007, each of Messrs. Coxe, Gaither, Jones, Miller, Perry and Seawell received an option to purchase 12,000 shares of our common stock at an exercise price of $29.08 per share, which was the closing price of our common stock as reported by the NASDAQ on June 22, 2007.

Proxy

Annual Grants—Adjusted Vesting for Not Attending Meetings. If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the Board during the year following the grant of an option, vesting of the option will change. Instead of vesting as described above, the Annual Board Grants will vest 30% upon the three-year anniversary of the grant date and 70% during the fourth year, such that the entire option will become fully vested on the four-year anniversary of the date of the grant. If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the committee on which he sits during the year following the grant of an option, rather than vesting as described above, his Annual Committee Grant will vest annually over four years following the date of grant at the rate of 10% per year for the first three years and 70% during the fourth year. To date, these adjusted vesting provisions have never been triggered.

Annual Grants—Adjusted Vesting for Death or Disability. If a non-employee director's service as a director terminates between the date of grant of the Annual Board Grant and the two-year anniversary of the date of grant of the Annual Board Grant due to disability or death, the Annual Board Grant will immediately vest and be exercisable on a quarterly pro rata basis over a one year period beginning on the date of such death or disability. If a non-employee director's service as a committee member terminates between the date of grant of the Annual Committee Grant and the one-year anniversary of the date of grant of the Annual Committee Grant due to disability or death, then the Annual Committee Grant will immediately vest and be exercisable based on the number of months served on the respective committee prior to the termination of service.

Annual Grants—Pro-Rata Adjustment. If a non-employee director did not serve on the Board or committee for a full year since the prior year's annual meeting, the number of shares subject to the grant is reduced on a pro-rata basis for each full quarter that the non-employee director did not serve on the Board or committee.

Vesting Adjustments. The change-in-control provisions in each of our 1998 Plan and 2007 Plan apply to options to purchase shares of our common stock held by our non-employee directors and may result in the acceleration of the vesting of such shares in certain circumstance. Please see *Employee, Severance and Change-in-Control Agreements* for a further discussion of these provisions.

PROPOSAL 2

APPROVAL OF INCREASE IN NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

We are requesting stockholder approval of an amendment to our Amended and Restated Certificate of Incorporation to increase our authorized number of shares of common stock from 1,000,000,000 shares to 2,000,000,000 shares. See Appendix A for a copy of the proposed amendment to our Amended and Restated Certificate of Incorporation.

The additional shares of common stock to be authorized by adoption of the amendment would have rights identical to our currently outstanding common stock and will not have any immediate effect on the rights of existing stockholders. To the extent the additional authorized shares are issued in the future, they will decrease the existing stockholders' percentage equity ownership and, depending upon the price at which they are issued as compared to the price paid by existing stockholders for their shares, could be dilutive to our existing stockholders. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

In addition to the 556,093,138 shares of common stock outstanding on April 15, 2008, the Board has reserved 230,767,766 shares for issuance upon exercise of options and rights granted under our stock option and stock purchase plans. In addition, 6,000,000 shares of common stock are reserved which may be issued pursuant to the terms of the Asset Purchase Agreement, dated December 15, 2000, by and among 3dfx Interactive, Inc., NVIDIA US Investment Company and NVIDIA.

Although the Board does not have current plans to issue the additional shares of common stock, the proposed amendment will allow us to have a sufficient number of shares of authorized and unissued common stock, which can be issued in connection with such corporate purposes as may, from time to time, be considered advisable by the Board. The additional shares may be used for various purposes without further stockholder approval such as:

- raising capital;
- providing equity incentives to employees, officers or directors;
- establishing strategic relationships with other companies;
- expanding our business or product lines through the acquisition of other businesses or products; and
- paying stock dividends to existing stockholders.

The increase in the authorized number of shares of common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of NVIDIA. However, the Board is not aware of any attempt to take control of NVIDIA and is not presenting this proposal with the intent that it be utilized as an anti-takeover device.

The affirmative vote of the holders of a majority of the outstanding shares of the common stock will be required to approve this amendment to our Amended and Restated Certificate of Incorporation. As a result, abstentions and broker non-votes will have the same effect as negative votes.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2009

The Audit Committee has selected PricewaterhouseCoopers LLP, or PwC, to serve as our independent registered public accounting firm for our fiscal year ending January 25, 2009. Stockholder ratification of the Audit Committee's selection of PwC is not required by our bylaws or any other governing documents or laws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if they determine that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as votes against the proposal. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this Proposal has been approved.

We expect that a representative of PwC will attend the annual meeting. The PwC representative will have an opportunity to make a statement at the annual meeting if he or she so desires. The representative will also be available to respond to appropriate stockholder questions.

THE BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.

AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION

Report of the Audit Committee of the Board of Directors

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, NVIDIA's independent registered public accounting firm for fiscal 2008, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of its internal control over financial reporting as of January 27, 2008. PwC's judgments as to the quality, not just the acceptability, of NVIDIA's accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable standards. The Audit Committee oversees these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The Audit Committee approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The Audit Committee does not plan or conduct audits, determine that NVIDIA's financial statements are complete and accurate and in accordance with GAAP, or assess NVIDIA's internal control over financial reporting. The Audit Committee relies, without independent verification, on the information provided by NVIDIA's management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2008 with management and NVIDIA's internal control over financial reporting with management and PwC. Specifically, the Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as well as the auditors' independence from management and NVIDIA, including the matters in the written disclosures and the letter from the independent registered public accounting firm received by the Audit Committee in accordance with the requirements of the Independence Standards Board Standard No. 1. The Audit Committee also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 27, 2008.

Audit Committee

Mark L. Perry, Chairman
A. Brooke Seawell
Tench Coxe

FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PwC for fiscal 2008 and 2007 for audit, tax and other professional services during the fiscal year:

	Fiscal 2008	Fiscal 2007
AUDIT FEES (1):	$2,788,379	$4,479,851
AUDIT-RELATED FEES (2):	67,500	480,867
TAX FEES (3):	161,722	53,513
ALL OTHER FEES (4):	2,805	4,018
TOTAL FEES	$3,020,406	$5,018,249

(1) Audit fees include fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, reviews of our quarterly financial statements and annual report, reviews of SEC registration statements and related consents and fees related to statutory audits of some of our international entities. Audit fees for fiscal 2007 also include approximately $1.9 million of fees relating to the restatement of certain of our historical financial statements as a result of the findings of the review of our historical stock option grant process as outlined in our amended Annual Report on Form 10-K for fiscal 2006 and our amended Quarterly Report on Form 10-Q for the first quarter of fiscal 2007.

(2) Audit-related fees for fiscal 2008 consisted of fees for acquisitions. Audit-related fees for fiscal 2007 consisted of fees for acquisitions, implementation of SFAS No. 123(R), reviewing of the accounting for a licensing agreement, our stock option grant process review and other audit-related fees.

(3) Tax services fees consist of tax compliance and consultation services.

(4) All other fees consist of fees for products or services other than those included above, including payment to PwC related to the use of an accounting regulatory database.

All of the services provided for fiscal 2008 and 2007 described above were pre-approved by the Audit Committee or the Chairman of the Audit Committee through the authority granted to him by the Audit Committee which is described below.

Our Audit Committee has determined that the rendering of services other than audit services by PwC is compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to Mark L. Perry, the Chairman of our Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Perry then communicates such pre-approval to the full Audit Committee at its next meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 15, 2008 as to shares of our common stock beneficially owned by:

- each director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent or more of our common stock.

Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable within 60 days of April 15, 2008. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

Name and Address of Beneficial Owner	Shares Owned(#) (1)	Shares Issuable Pursuant to Options Exercisable Within 60 days of April 15, 2008(#)	Total of Shares Beneficially Owned(#)	Percent(%)
Named Executive Officers:				
Jen-Hsun Huang	22,123,704(2)	6,570,744	28,694,448	5.1%
Marvin D. Burkett	175,705	468,564	644,269	*
Ajay K. Puri	4,146	397,861	402,007	*
David M. Shannon	64,454(3)	236,070	300,524	*
Debora Shoquist	—	41,666	41,666	*
Directors, not including CEO:				
Steven Chu, Ph.D.	—	281,250	281,250	*
Tench Coxe	1,399,644(4)	716,250	2,115,894	*
James C. Gaither	159,405	311,250	470,655	*
Harvey C. Jones	2,004,743(5)	446,250	2,450,993	*
William J. Miller	302,808(6)	1,106,250	1,409,058	*
Mark L. Perry	50,000(7)	190,000	240,000	*
A. Brooke Seawell	150,000(8)	1,286,250	1,436,250	*
All directors and executive officers as a group (12 persons)	26,434,609(9)	12,052,405	38,487,014	6.8
5% Stockholders				
Barclays Global Investors, NA. and Affiliates	34,074,489(10)	—	34,074,489	6.1
AXA and affiliates	48,491,541(11)	—	48,491,541	8.7

* Represents less than 1 percent of the outstanding shares of our common stock.

(1) This table is based upon information provided to us by our executive officers and directors and upon information about principal stockholders known to us based on Schedules 13G filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 556,093,138 shares of our common stock outstanding as of April 15, 2008, adjusted as required by SEC's rules.

(2) Includes 19,572,465 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust, and 1,237,239 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the

19,572,465 shares held by the Huang Trust and 1,237,239 shares held J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 62,572 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon and his wife are the trustees.

(4) Includes 171,312 shares of common stock held in a retirement trust over which Mr. Coxe exercises sole voting and investment power. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in the shares. Also includes 321,849 shares held in the Coxe Revocable Trust, or Trust, of which Mr. Coxe and his wife are co-trustees and of which Mr. Coxe exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership in the shares held by the Trust, except to the extent of his pecuniary interest in the Trust.

(5) Includes 439,826 shares of common stock held in the Jones Living Trust of which Mr. Jones and his wife are the trustees, 71,760 shares of common stock owned by ACK Family Partners, L.P. of which Mr. Jones and his wife are the general partners and 3,900 shares of common stock held in trust for Mr. Jones' son. Mr. Jones disclaims beneficial ownership of the 71,760 shares of common stock held by ACK Family Partners, L.P., except to the extent of his pecuniary interest therein. Mr. Jones is a trustee of the trust in which his son's shares of common stock are held, but disclaims beneficial ownership of the 3,900 shares of common stock held in such trust.

(6) Represents 302,808 shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees and of which Mr. Miller exercises shared voting and investment power.

(7) Represents 50,000 shares held by The Perry & Pena Family Trust, of which Mr. Perry and his wife are co-trustees.

(8) Represents 150,000 shares held by the Seawell Revocable Trust of which Mr. Seawell is a trustee.

(9) Includes shares described in footnotes two through eight above.

(10) This information is based on the Schedule 13G dated January 10, 2008 and filed with the SEC on February 6, 2008 by Barclays Global Investors, NA. and affiliates reporting their beneficial ownership as of December 31, 2007. The affiliates listed in the Schedule 13G include: Barclays Global Fund Advisors, Barclays Global Investors, LTD, Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG. Barclays Global Investors, NA and Barclays Global Fund Advisors are located at 45 Fremont Street, San Francisco, California 94105. Barclays Global Investors LTD is located at Murray House, 1 Royal Mint Court, London, EC3N 4HH. Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited are located at Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuyu-Ku, Toyko 150-0012 Japan. Barclays Global Investors Canada Limited is located at Brookfield Place 161 Bay Street, Suite 2500, PO Box 614, Toronto, Canada, Ontario M5J 2S1. Barclays Global Investors Australia Limited is located at Level 43, Grosvenor Place, 225 George Street, PO Box N43, Sydney, Australia NSW 1220. Barclays Global Investors (Deutschland) AG is located at Apianstrasse 6, D-85774. According to the Schedule 13G, the reporting persons have sole voting power with respect to an aggregate of 29,681,215 shares and sole investment power with respect to an aggregate of 34,074,489 shares. The Schedule 13G states that the reported shares are held in trust accounts for the economic benefit of the beneficiaries of those accounts.

(11) This information is based on the Schedule 13G/A dated February 14, 2008 and filed with the SEC on February 14, 2008 by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (collectively, the "Mutuelles AXA"), AXA, and AXA Financial, Inc., reporting their beneficial ownership as of December 31, 2007. The Schedule 13G/A reports that 43,359,944 of the reported shares are held by unaffiliated third-party client accounts managed by AllianceBernstein L.P., which is a subsidiary of AXA Financial, Inc., 19,316 shares are held by AXA Investment Managers Paris (France), 5,485 shares are held by AXA Konzern AG (Germany), 4,189,195 shares are held by AXA Rosenberg Investment Management LLC, 85,600 shares are held by AXA Framlington and 832,001 shares are held by AXA Equitable Life Insurance Company. The Mutuelles AXA are located at 26, rue Drouot, 75009 Paris, France; AXA is located at 25, avenue Matignon, 75008 Paris, France; and AXA Financial is located at 1290 Avenue of the Americas, New York, NY 10104. The Mutuelles AXA are the parent holding company of AXA; AXA is the parent holding company of AXA Konzern AG (Germany), AXA Investment Managers Paris (France), AXA Rosenberg Investment Management LLC and AXA Framlington. AXA Financial, Inc. is the parent holding company of AllianceBernstein L.P. and AXA Equitable Life Insurance Company, both of which operate under independent management and make independent voting and investment decisions. According to the Schedule 13G/A, the reporting persons, except for AXA Financial, Inc., have sole voting power with respect to 28,813,180 shares, shared voting power with respect to an aggregate of 6,875,866 shares, and sole investment power with respect to an aggregate of 48,491,541 shares. According to the Schedule 13G/A, AXA Financial, Inc. has sole voting power with respect to 26,769,849 shares, shared voting power with respect to 6,875,866 shares and sole investment power with respect to an aggregate of 44,191,945 shares. Mutuelles AXA and AXA expressly declare that filing of the Schedule 13G/A shall not be construed as an admission of beneficial ownership of any of the reported shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis describes our compensation philosophy and objectives, outlines our compensation program, and explains how we believe our compensation program achieves our philosophy and objectives. We also explain how our compensation process works as well as our compensation decisions for fiscal 2008. Those senior executives whose compensation is discussed below are listed in the *Summary Compensation Table for Fiscal Years 2008 and 2007* in this proxy statement and in this section we refer to them as our executive officers. The compensation process for these executive officers is the same for the other members of our executive staff.

Executive Compensation Philosophy and Overview

Our success begins with our culture of innovation, teamwork, and entrepreneurship. Our compensation programs are designed to support this culture by allowing us to:

- *Attract and retain the world's best talent.* We compete for talented executives with leading technology companies worldwide, including both start-ups and established businesses. Our programs must allow us to attract and retain dynamic, innovative people who are motivated by the challenges and opportunities of growing our business.
- *Motivate and reward performance.* We believe that compensation should vary with performance, and that a significant portion of an executive officer's pay should be linked to individual and corporate performance.
- *Align compensation with stockholder's interests.* We believe our programs should reward our executive officers for helping to grow our enterprise value.
- *Manage resources efficiently.* Employee compensation is a significant expense for us. We strive to manage our compensation programs to balance our need to reward and retain executives with preserving stockholder value.
- *Align executive and employee compensation structures.* We believe that our compensation programs should be consistent across our employee population and that the interests of our executives should be aligned with our employee base. Therefore, we have structured our compensation programs for our executive officers to be similar to what we offer to more than 700 key employees with an emphasis on direct compensation—base salary, variable cash compensation and stock options—without special benefits for executive officers.

Elements of Compensation

Our executive compensation program consists of the following components:

- Base salary;
- Variable cash compensation; and
- Long-term incentives in the form of stock options.

As discussed in greater detail below, the Compensation Committee does not use a weighting system between compensation elements for each executive officer, but instead considers the total compensation necessary to motivate and retain these individuals with a strong bias towards performance based components, including variable cash compensation and equity compensation. At present, we do not believe it is necessary to supplement these three primary elements with perquisites, executive change-in-control arrangements or special severance benefits.

How We Make Compensation Decisions

Role of the Various Parties in Making Compensation Decisions

Our executive compensation program is administered by the Compensation Committee of the Board of Directors, the Committee, with the assistance of our Chief Executive Officer, or CEO, and members of our Human Resources Department including the Vice President, Human Resources.

For fiscal 2007 and 2008, the Committee retained an executive compensation consultant, Hewitt Associates LLC, or Hewitt, to assist with the pay-determination process for all executive officers, including our CEO. Hewitt reports directly to the Committee. Hewitt worked with the Committee and our management to gather and analyze third-party data about our peer companies' compensation practices and provided feedback regarding proposed compensation decisions. During fiscal 2008, Hewitt also aided the Committee with a review of the compensation of our non-employee directors and aided management and the Committee with the analysis and preparation of our 2007 Equity Incentive Plan.

At the end of each fiscal year, our Vice President, Human Resources and other members of his department work with our CEO and the Committee to review our overall compensation program for our executive officers. The process begins with members of our Human Resources department gathering data from the Radford Executive Survey. They then analyze pay practices at our peer companies (described below), assess existing pay programs at NVIDIA, forecast our growth, and model total compensation costs and stock dilution from any proposed changes to the existing pay programs. The Vice President, Human Resources presents a proposed compensation plan for the upcoming fiscal year to our CEO.

Our CEO reviews the plan for the upcoming year, as well as individual performance during the prior fiscal year of each of the other executive officers and recommends individual variable compensation payouts for each executive officer for that prior year. In addition, in light of the factors discussed below, the CEO makes recommendations regarding each executive officer's base salary, variable compensation level and stock option grants for the new fiscal year. Through several regularly scheduled meetings the Committee reviews these recommendations with the CEO and the Vice President, Human Resources and makes compensation decisions for the executive officers.

The Committee, working directly with Hewitt, makes compensation decisions for our CEO separately without his participation. The Committee evaluates the CEO's performance taking into account a self-review prepared by the CEO and the Committee's own judgment of the results achieved by our CEO as compared to goals established at the beginning of the fiscal year. At the end of this annual process, the Committee reviews its overall compensation decisions with the full Board in executive session.

Compensation Benchmarking

When establishing the compensation program each year, the Committee determines the amount and types of compensation that will best allow us to secure key talent and to motivate performance and innovation, keeping in mind the competitive market for executive talent. In order to balance these goals, the Committee reviews the data discussed below.

For fiscal 2008, members of our Human Resources Department began with the full Radford Executive Survey of 159 companies as a source of compensation data for all of the executive officers. They then created three different subsets or peer lists within that larger group as described in the table below. We use information based on all four groups to help assess the market and help determine appropriate levels of pay for our executive officers. The following companies make up our three peer company groups:

Company Name	EE	EX	SC	Company Name	EE	EX	SC
Adobe Systems Incorporated		X		KLA-Tencor Corporation		X	
Advanced Micro Devices, Inc.	X	X	X	LSI Corporation	X	X	X
Agere Systems Inc.	X	X	X	Lucasfilm Limited	X		
Agilent Technologies, Inc.	X	X		Marvell Semiconductor	X	X	X
Altera Corporation	X	X		Mentor Graphics Corporation	X		
Amazon.com, Inc.	X	X		Micron Technology, Inc.		X	X
Applied Micro Circuits Corporation	X			Microsoft Corporation	X		
Atheros Communications, Inc.	X			Motorola, Inc.	X		
Atmel Corporation	X			National Semiconductor Corporation		X	X
Autodesk, Inc.	X	X		Network Appliance, Inc.		X	
BEA Systems, Inc.	X			Palm, Inc.	X		
Broadcom Corporation	X			PMC-Sierra, Inc.	X		
Cadence Design Systems, Inc.	X			QUALCOMM Incorporated	X	X	
Celestica Inc.	X			Qwest Communications International, Inc.	X		
Cisco Systems, Inc.	X			Rambus Inc.	X		
Conexant Systems, Inc.	X			Renesas Technology America	X		
Dell Inc.	X			SanDisk Corporation	X	X	X
The DirecTV Group, Inc.		X		STMicroelectronics N.V.	X		
eBay Inc.	X	X		Sun Microsystems, Inc.	X	X	
Electronic Arts Inc.	X	X		Symantec Corporation	X		
Freescale Semiconductor, Inc.	X			Synopsys, Inc.	X		
Gateway, Inc.	X			Texas Instruments Incorporated	X	X	X
Google Inc.	X			TSMC North America	X		
Infineon Technologies AG	X	X	X	VMware, Inc.	X		
Intel Corporation	X			Xilinx, Inc.	X	X	X
International Game Technology		X		Yahoo! Inc.	X		
Intuit Inc.		X		Zoran Corporation	X		
Juniper Networks, Inc.	X	X					

Key to Table:

EE: Companies listed as employee peers are the companies in various industries with which we feel we compete for executives and employees.

EX: Companies listed as executive peers are the companies of similar size, complexity and with comparable revenue.

SC: Companies listed as semiconductor peers are all the companies in the semiconductor industry from the Radford Executive Survey.

In order to analyze the survey data, each executive officer's position is matched to a job code in the Radford Executive Survey. Our Human Resources Department then provides the CEO and the Committee with the average for each of the peer groups for the 50th percentile and for the 75th percentile for the three major components of our compensation program. These percentiles are not used as the standard for setting compensation, rather they are used to provide the Committee with data points for purposes of comparison in evaluating whether the proposed compensation levels for our executive officers are reasonably likely to help us achieve our compensation program objectives.

Proxy

Use of Tally Sheets

When making annual decisions about an executive officer's compensation, the Committee reviews the executive officer's total compensation as set forth in a tally sheet that includes:

- Current and past base salary;
- Target variable compensation in previous years;
- Amount of shares granted to each executive officer in the prior two fiscal years; and
- Data about the rewards offered to executives in similar positions at comparable companies.

The tally sheets help the Committee analyze the executive officer's short- and long-term compensation at NVIDIA and compare total compensation packages offered by our peer companies. The Committee is committed to reviewing tally sheets annually.

Elements of Our Compensation Program

Base Salary

Purpose. Base salaries are set at levels we believe are sufficient to recruit and retain key executives and employees. However, we believe biasing an executive officer's pay toward variable pay programs and long-term equity compensation creates a strong link between that executive's pay and performance. Therefore, while the Committee does not rely on a weighting system between fixed and variable compensation, our executive officers' base salaries ranged from approximately 7% to 17% of their total target compensation in fiscal 2007 and 12% to 17% of their total target compensation in fiscal 2008. Base salaries are reviewed annually and adjusted as the Committee deems necessary and appropriate to meet our compensation and business goals.

Factors Considered When Establishing Base Salary. When setting base salaries, the Committee considers an executive officer's responsibilities (including the scope of their position and complexity of the department or function they manage), experience, the base salaries for other members of NVIDIA's executive staff, and the market data of salaries at peer companies. While reviewing potential changes in base salary, the Committee also considers the operating expense impact and budgets for employee salary adjustments.

Fiscal 2008 Determinations. The base salaries of Messrs. Burkett, Shannon and Puri did not change from fiscal 2007 to fiscal 2008 because the Committee determined that the current base salaries for each of these executive officers were set at levels that balanced our goals of retention and internal pay equity.

After consideration, the Committee increased Mr. Huang's base salary from $500,000 in fiscal 2007 to $600,000 in fiscal 2008 because it believed that Mr. Huang's fiscal 2007 base salary was no longer competitive with the base salaries of the chief executive officers of our peer companies. The Committee believed the salary increase was warranted considering Mr. Huang's high level of performance in leading our growth, reflected in part by the 78% increase in our net income from fiscal 2007 to 2008, to approximately $798 million, and the 34% increase in our revenue from fiscal 2007 to 2008, to approximately $4.1 billion.

Ms. Shoquist joined NVIDIA in September 2007 as our Senior Vice President of Operations. Her annual base salary was established at the level of $275,000, based primarily on a review by the Committee of the level necessary to attract an executive with her skills and background, her compensation at her prior employer and her compensation relative to other executives at NVIDIA.

Variable Cash Compensation

Purpose and Structure. In keeping with our pay-for-performance culture, variable cash compensation is designed to be a substantial portion of each executive's total compensation annually and rewards executives for individual performance and for their role in helping NVIDIA meet its annual financial goals.

The variable cash compensation an executive officer actually receives depends on corporate financial results for the year and the executive's individual performance during the year. A target payout is divided into two components:

- *Corporate Performance.* 50% of the target variable compensation for an executive officer depends on our success at achieving a corporate performance target. This target is established by the Committee in light of our approved operating plan, with input from our CEO. If we do not meet the target at a threshold level, he or she will receive no payment for this portion of his or her variable compensation. If the threshold level of performance is surpassed, the executive officer will receive a payment of up to 200% of the target value of this portion of the payout.
- *Individual Performance.* 50% of the target variable compensation for an executive officer depends on how well the executive performs against his or her individual objectives. If the executive achieves his or her pre-defined individual objectives, he or she will receive a payment based on his or her individual performance. With regard to the portion of the variable compensation target related to individual performance, 75% of this amount is weighted towards an individual's contribution to delivering results and 25% of the target is weighted towards overall leadership. The individual objectives generally include results to be achieved in the executive officer's function or area, such as revenue growth, gross margin improvement, quality of products delivered, and reducing waste. Leadership objectives may include hiring exceptional talent, building a strong organization, improving core processes, and supporting global expansion. To provide a way for NVIDIA to recognize a truly exceptional individual contribution, there is no defined maximum payment for individual performance. In practice, the CEO makes payout recommendations for executives out of a pool funded at 100% of the target payout. This is the same approach used for our other key employees. The Committee has full discretion to determine the appropriate individual performance payout for each executive officer.

The variable compensation plan for the executive officers is similar to the variable compensation plan applicable to over 700 NVIDIA key employees in that it focuses on both corporate and individual performance to determine payouts, if any, and has the same corporate performance goal.

Factors Considered When Establishing Target Variable Compensation. Annually, the Committee determines the total target variable compensation for each executive officer.

When setting the amount of the target variable compensation for each executive officer, the Committee considers the following:

- the CEO's recommendations;
- each executive officer's scope of responsibility;
- each executive officer's anticipated contributions in the fiscal year; and
- the compensation of other similarly situated executives at our peer companies.

Fiscal 2008 Performance Targets. The Committee approved the corporate performance target and the fiscal 2008 total target variable compensation for each executive officer in March 2007.

- *Definition of Corporate Target.* For fiscal 2008, the Committee determined that it would use the non-GAAP measure of adjusted annual net income as the corporate performance target, as it would provide the most relevant measure of our performance in comparison to the previous year and in comparison to our annual operating plan. Adjusted annual net income was defined as net income as reported in our financial statements for the fiscal year subtracting the impact of stock-based compensation expense and any other items that the Committee determined were extraordinary or otherwise appropriate to include or exclude in net income.

- *Establishment of Corporate Targets.* The Committee established threshold, target and maximum levels of achievement of adjusted annual net income. In setting the threshold, target and maximum levels, the Committee considered the fact that NVIDIA had outperformed the target level in fiscal 2006 and fiscal 2007, and therefore increased the target level of annual adjusted net income by 46% over the target for fiscal 2007. The Committee did not try to estimate the probabilities of achieving the fiscal 2008 target goal. Rather, the Committee believed that achievement of the target goal was attainable with significant effort, but not certain. The Committee believed that achievement of the maximum performance goal was possible with a high level of execution and performance by our executives.

- *Individual Targets.* For fiscal year 2008, the Committee kept the variable compensation target levels for Messrs. Huang and Burkett constant at $1,250,000 and $425,000, respectively, as the Committee determined that such amounts were set at levels that balanced our goals of motivation, internal pay equity and cost management. The Committee increased the variable compensation target level for Mr. Shannon by 10% to $275,000 and for Mr. Puri by 14% to $350,000. The Committee raised each of Messrs. Shannon's and Puri's variable compensation target level after considering market pay at peer companies and to reflect their increased responsibilities given NVIDIA's growth and international expansion.

Ms. Shoquist's target variable compensation level was established at $225,000 (pro-rated for her time employed in fiscal 2008), based on the same factors that were used to set her base salary, as discussed above.

Following the end of the fiscal year, executive officers are evaluated based on their performance against their individual objectives and their leadership objectives. The CEO also considers the challenges faced during the previous year and the scope and difficulty of the executive officer's role, and may adjust payments up or down based on these factors.

Fiscal 2008 Determinations. Fiscal 2008 was a record year for NVIDIA.

- *Corporate Performance Payouts.* Our adjusted annual net income for fiscal 2008 exceeded the maximum level of achievement of adjusted annual net income. As a result, each executive officer received 200% of his or her corporate performance payout, which is the maximum amount payable for the corporate performance target under our variable compensation plan.

- *Individual Performance Payouts.* Individual Performance Payouts to our executive staff ranged from 90% to 120%. Each of Messrs. Burkett, Puri and Shannon received 100% of their target individual performance based variable compensation for fiscal 2008 and Mr. Huang received 120% of his individual performance based variable compensation for the fiscal year. NVIDIA would not have achieved its record year without high levels of performance from each of these executive officers. More specifically, Mr. Puri exceeded goals for revenue growth and improvement of the sales organization. Messrs. Burkett and Shannon met goals related to gross margin improvement, deepening our intellectual property portfolio, and improving our global general and administrative infrastructure. Mr. Huang's variable compensation payout was 120% primarily due to NVIDIA exceeding goals related to revenue, profit growth, market share increase, gross margin improvement, and new product releases.

Equity Compensation

Purpose. NVIDIA believes equity-based compensation is critical to its overall pay program for all of its employees, including its executives. Equity-based compensation provides several significant advantages:

- It allows us to provide exceptional potential rewards and to attract top talent. Exceptional rewards are realized only if our growth is strong and results in stock price appreciation creating value for our stockholders.
- It creates a strong incentive for executives to improve financial results and take the right actions to increase our value over the long term. Because the ultimate value of the grant varies with results, equity-based compensation creates a strong link between pay and performance.
- It links executives' interests directly with stockholders' because rewards depend on stock performance.

Structure. Historically, annual executive stock options grants were made in a single stock option grant during the first quarter of each fiscal year. In fiscal 2008, the Committee reviewed and revised the stock option grant process for the executive officers. Instead of making a single stock option grant a year for each executive, the Committee determined that it would decide the overall stock option targets for the year, but make the grants on a semi-annual basis. This change results in the executive officers grants being made on the same dates as all other semi-annual employee stock option grants. This alignment ensures that executives are treated consistently with other employees. The first executive semi-annual grants are granted at a pre-determined date in the first quarter of the fiscal year and the second executive semi-annual grants are granted at a pre-determined date in the third quarter of the fiscal year. The executive semi-annual grant in the third quarter is subject to the executive officer remaining employed, continuing to meet performance expectations, and is subject to adjustment based on the value of the stock at the time of grant.

Vesting of executive semi-annual grants does not begin for two years (three years for Mr. Huang). In general, the vesting schedule of the executive semi-annual grants is such that they will begin to vest after currently held options are fully vested. The Committee structured vesting of the executive semi-annual grants to serve the following objectives:

- to ensure executives take a long-term view of company performance; and
- to encourage retention, as the executive must remain employed to recognize its value.

The vesting of stock option grants made to Mr. Huang is delayed for an additional year, to further encourage the philosophy of building long-term stockholder value.

Factors Considered. For each executive officer, the Committee considers the following elements in determining stock option grants:

- anticipated future performance demonstrated by individual past performance;
- the potential reward and retention value of the grant, determined by reviewing the estimated value of the proposed stock option grant (determined using the Black-Scholes valuation model) compared with stock options or other equity awards offered to executives in similar positions by our peer companies; and
- alignment to the employee equity program, shares available, and total stock based compensation expense.

Fiscal 2008 Grants. In February 2007, the Committee decided the stock option targets for the executive semi-annual grants would be aggregate option grants to Mr. Huang of 405,000 shares, Mr. Burkett of 247,500 shares, Mr. Shannon of 135,000 shares and Mr. Puri of 112,500 shares, with 50% of the aggregate share number granted as an option in March 2007 (according to our grant policy described below). The size of each target equity award reflected the increasing complexity of each executive officer's job at NVIDIA, an assessment of equity awards and total pay packages at our peer companies, and the overall bias of our compensation program in favor of long-term incentive compensation.

In September 2007, the Committee reviewed the target for the second executive semi-annual grants scheduled to be made to executive officers. The Committee determined that notwithstanding the target stock option grants set at the beginning of fiscal 2008, the size of the third quarter grants should be reduced in the same manner that our overall stock option grant guidelines had been reduced for all NVIDIA employees as the Committee believed that similar incentive values could be achieved with a fewer number of shares given NVIDIA's stock price performance over the past year. As a result, Mr. Huang's total stock option grant in fiscal 2008 was reduced to 366,525 shares, Mr. Burkett's total stock option grant in fiscal 2008 was reduced to 223,988 shares, Mr. Shannon's was reduced to 122,175 shares and Mr. Puri's was reduced to 96,522 shares.

Proxy

Ms. Shoquist was granted a stock option grant to purchase 250,000 shares, based on the same factors that were used to set her base salary and variable compensation level, as discussed above.

Other Benefits

We offer our executive officers the same health and change-in-control protections that we offer to all of our employees. We do not have any special benefit, severance, change-in-control or other programs for our executive officers.

Healh and Welfare Benefits. In order to attract and retain qualified executive officers and other employees, we must offer our employees a competitive package of health and welfare programs. Our Human Resources Department compares annually our health and welfare benefits packages to those offered by peer companies to ensure our package is competitive and we will be able to attract and retain employees.

We maintain medical, vision, dental and accidental death and disability insurance as well as paid time off and paid holidays for all of our employees. Our executive officers are eligible to participate in these programs along with and on the same basis as our other employees. Like all of our full-time employees, our executive officers are eligible to participate in our 1998 Employee Stock Purchase Plan and our 401(k) plan.

No Perquisites. Our executive officers do not receive any perquisites or personal benefits that are not available to all NVIDIA employees.

Severance and Change-in-Control Agreements. We do not have severance or change-in-control agreements with any of our employees, including our executive officers. While such agreements are offered by many of our peer companies, we want to encourage executive officers to focus on growing and building value for our stockholders by focusing our compensation program on at-risk compensation elements such as variable cash compensation and long term equity grants.

Under the circumstances described under the heading *Employment, Severance and Change-in-Control Agreements* all of the stock options held by our executive officers and all of our other employees would be accelerated if they were not assumed or substituted by an acquiring company. However, this is a provision of our broad-based employee equity incentive plan rather than a special executive change-in-control arrangement.

Additional Executive Compensation Practices and Procedures

Managing the Use of Equity

While equity is an important component of overall compensation, we carefully monitor the number of stock options granted to employees. We strive to balance pay and reward to employees against stock option expense and the potential dilution of stockholder ownership. We accomplish this by:

- budgeting the number of stock options available for employee grants. In determining the size of this pool, we consider factors such as the growth in the number of employees eligible for grants, competitive compensation practices, expected average grant sizes based on expected performance and the accounting expense of granting options and potential dilution; and

- being sensitive to our annual dilution rate. We define the annual dilution rate as the net number of new options granted during a fiscal year as a percentage of the outstanding common stock at fiscal year-end. For fiscal 2008, the Committee established an annual dilution budget of 2.25% to 2.75% for all employee and new hire grants other than those related to merger and acquisition activity. Our actual dilution rate for fiscal 2008 was 2.47%. This included grants to new hires, existing employees and employees joining from acquisition activity. In fiscal 2008 we had a 22% increase in total employees from 4,083 to 4,985. For fiscal 2009, the Committee has established a dilution budget of 2.0% to 2.75%, even though we anticipate continued growth and increased number of employees. We will not exceed the approved dilution budget without explicit approval from the Committee. The fiscal 2009 dilution budget does not account for any grants that may result from mergers and acquisitions. We expect the dilution rate to vary in future periods as our business and competitive environment changes and in response to any accounting or regulatory developments.

Equity Granting Policies

The Committee adopted specific policies regarding the grant dates of stock options to all employees in fiscal 2008. As part of its overall compensation review, the Committee annually reviews these policies and makes adjustments. Our specific stock option grant policies grants for the executive officers are as follows:

- New Hire Grants. The grant date of a stock option to a newly hired executive officer is the 6th business day of the month following the executive's start date. These grants will be made as part of our monthly process that includes grants to all newly hired employees. The exercise price of all new hire grants will equal the closing price of our common stock on the grant date. During fiscal 2008, the Compensation Committee made an exception to the policy such that the grant to Ms. Shoquist was made on the 5th business day of the month prior to the beginning of the blackout period.
- Semi-Annual Grants. With regard to annual equity grants, the Committee grants stock options semi-annually to our executives on the third Wednesday of March and the third Wednesday of September, consistent with our policy for other employees. During the first quarter of the fiscal year, the Committee approves a target stock option grant for each eligible executive for the fiscal year, which is divided as follows: (a) 50% of the target grant is granted in March and (b) the remaining 50% may be granted in September, subject to a performance review by the Committee prior to the September grant date. The exercise price of all the executive semi-annual grants is the closing price of our common stock on the grant date. Semi-annual grants will not be made to our executive officers during blackout periods under our insider trading policy. Instead, executive semi-annual grants will be made on the day that the blackout period ends.
- Other Grants. All other stock options granted to existing executive officers and employees throughout the year, which we call off-cycle grants, will have a grant date of the 6th day of the month, provided that the grant is approved on or prior to such grant date. No off-cycle stock options may be granted to our executive officers during blackout periods under our insider trading policy. Instead, they will be made on the day that the blackout period ends. No off-cycle grants were made to our executive officers during fiscal 2008.

We do not grant re-load options, make loans to executives to exercise their stock options or for any other reason, grant stock options at a discount, or allow semi-annual or off-cycle grants to be made to our executive staff when our stock trading window is closed.

Stock Ownership Guidelines

In May 2007, the Board approved its amended and restated Corporate Governance Policies, which include stock ownership guidelines. The policies require each director and executive officer to hold at least 10,000 shares of our common stock during the period in which he or she serves as a director or executive officer, unless our Nominating and Corporate Governance Committee waives the requirement. The 10,000 shares may include vested but unexercised stock options. Non-employee directors and executive officers will have 18 months from the date that they become directors or executive officers to reach the ownership threshold. Each of our directors and executive officers currently meets the stock ownership requirement. The stock ownership guidelines are intended to further align director and executive officer interests with stockholder interests.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code limits the amount that the Company may deduct from its federal income taxes for remuneration paid to our Chief Executive Officer and three most highly compensated executive officers (other than our Chief Financial Officer) to $1 million per executive per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of "performance-based compensation," as well as for the gain recognized by an executive upon the exercise of qualifying compensatory stock options. While the Committee is mindful of the benefit to NVIDIA performance of full deductibility of compensation, we believe the Committee must not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Committee has not adopted a policy that requires that all compensation be deductible. The Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of NVIDIA and our stockholders.

We adopted SFAS No. 123(R) on January 30, 2006. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the grants, and is recognized as an expense over the requisite employee service period. We use a binomial option pricing model to estimate the fair value of each grant for accounting purposes.

Proxy

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2008 AND 2007

The following table summarizes information regarding the compensation earned by our chief executive officer, our chief financial officer and our other three executive officers during our fiscal year 2008. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jen-Hsun Huang	2008	$584,083(4)	$150,000(5)	$3,152,069	$2,250,000	$750(6)	$6,136,902
Chief Executive Officer and President	2007	500,000	—	2,507,627	1,624,375	—	4,632,002
Marvin D. Burkett (7)	2008	425,000	—	2,038,520	637,500	—	3,101,020
Chief Financial Officer	2007	425,000	—	1,323,613	573,538	—	2,322,151
Ajay K. Puri	2008	300,000	—	1,446,015	525,000	6,373(8)	2,277,388
Vice President of Worldwide Sales	2007	300,000	75,000(9)	1,045,467	329,850	6,372(8)	1,756,689
David M. Shannon	2008	300,000	—	1,310,006	412,500	—	2,022,506
Senior Vice President, General Counsel and Secretary	2007	300,000	—	874,397	312,375	—	1,486,772
Debora Shoquist (10)	2008	98,894	—	538,033	126,570	—	763,497
Senior Vice President, Operations							

(1) The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2008, in accordance with the provisions of SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 2, *Stock-Based Compensation*, of the Notes to our Audited Consolidated Financial

Statements for fiscal 2008 included in our Annual Report on Form 10-K filed with the SEC on March 21, 2008. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(2) The amounts recognized for financial statement reporting purposes include compensation expense from awards granted both in and prior to fiscal 2008. The following chart provides additional information regarding the amounts we recognized in fiscal 2008.

Name	Expense Related to Stock Options Granted in Fiscal 2008 ($)	Expense Related to Stock Options Granted Prior to Fiscal 2008 ($)
Jen-Hsun Huang	$305,761	$2,846,308
Marvin D. Burkett	504,903	1,533,617
Ajay K. Puri	230,932	1,215,082
David M. Shannon	275,401	1,034,604
Debora Shoquist	538,033	—

(3) Reflect amounts earned in fiscal 2008 and paid in March 2008 pursuant to our 2008 Variable Compensation Plan, which is discussed in greater detail in our *Compensation Discussion and Analysis* beginning on page 22 of this proxy statement.

(4) Mr. Huang's base salary increase to $600,000 for fiscal 2008 became effective on April 1, 2007.

(5) Reflects an amount earned in fiscal 2008 and paid in March 2008 to Mr. Huang under our 2008 Variable Compensation Plan, in excess of the target amount related to his individual objectives, which is discussed in greater detail in our *Compensation Discussion and Analysis* beginning on page 22 of this proxy statement.

(6) Represents an award for the filing of a patent of which Mr. Huang is an inventor with the U.S. Patent and Trademark Office, or the PTO. Awards are made to all NVIDIA employees whose patents are filed by NVIDIA with the PTO.

(7) Mr. Burkett informed us on March 21, 2008 of his intention to retire. Mr. Burkett is expected to remain our Chief Financial Officer while a search is conducted to find his replacement, and he may continue in some capacity with us thereafter.

(8) Represents imputed income for provision of medical insurance for an additional person.

(9) Represents the aggregate amount of a signing bonus paid to Mr. Puri in fiscal 2007. The signing bonus was payable in quarterly installments of $25,000. The first installment of the signing bonus was paid during fiscal 2006.

(10) Ms. Shoquist joined NVIDIA as our Senior Vice President, Operations in September 2007.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL 2008

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal 2008. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the *Summary Compensation Table for Fiscal Years 2008 and 2007* by providing additional details about the awards.

The option grants to purchase shares of our common stock set forth in the following table are made under either our 1998 Plan or our 2007 Plan. The exercise price of the options granted under the 1998 Plan is equal to the closing price of our common stock as reported by NASDAQ for the last market-trading day prior to the date of grant as provided by our 1998 Plan. The exercise price of options granted under the 2007 Plan is equal to the closing price of our common stock as reported by NASDAQ on the date of grant. Under both the 1998 Plan and the 2007 Plan, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. All stock option grants are subject to service based vesting.

During fiscal 2008, none of our named executive officers were awarded or held any performance-based equity incentive awards.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price of Common Stock on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Jen-Hsun Huang	3/21/07	3/1/07	—	202,500(2)	$18.90(3)	$19.98	$1,707,075
	9/19/07	9/12/07	—	164,025(4)	34.36(6)	34.36	2,922,926
	N/A	N/A	$1,500,000	—	—	—	—
Marvin D. Burkett	3/21/07	3/1/07	—	123,750(2)	18.90(3)	19.98	971,438
	9/19/07	9/12/07	—	100,238(4)	34.36(6)	34.36	1,672,972
	N/A	N/A	425,000	—	—	—	—
Ajay K. Puri	3/21/07	3/1/07	—	56,249(2)	18.90(3)	19.98	441,555
	9/19/07	9/12/07	—	45,563(4)	34.36(6)	34.36	760,447
	N/A	N/A	350,000	—	—	—	—
David M. Shannon	3/21/07	3/1/07	—	67,500(2)	18.90(3)	19.98	529,875
	9/19/07	9/12/07	—	54,675(4)	34.36(6)	34.36	912,526
	N/A	N/A	275,000	—	—	—	—
Debora Shoquist	10/5/07	9/14/07	—	250,000(7)	36.93(8)	36.93	4,155,000
	N/A	N/A	84,380	—	—	—	—

(1) Represents possible awards under the 2008 Variable Compensation Plan based on NVIDIA and individual performance in fiscal 2008. Actual amounts paid in March 2008 pursuant to our 2008 Variable Compensation Plan are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table for Fiscal Years 2008 and 2007* on page 31 of this proxy statement. Non-equity incentive awards are made pursuant to our 2008 Variable Compensation Plan, which is discussed in our *Compensation Discussion and Analysis* beginning on page 22 of this proxy statement.

(2) Represents stock options granted to our named executive officers in the first quarter of fiscal 2008 pursuant to our 1998 Plan. The Compensation Committee approved these grants on March 1, 2007 for grant on March 21, 2007, the same day that semi-annual grants were made to all of our other eligible employees.

(3) Represents the closing price of our common stock as reported by NASDAQ on March 20, 2007, which is the exercise price of stock option grants made under our 1998 Plan.

(4) Represents stock options granted to our executives in the third quarter of fiscal 2008 pursuant to our 2007 Plan. The Compensation Committee approved these grants on September 12, 2007 for grant on September 19, 2007, the same day that semi-annual grants were made to all of our other eligible employees.

(5) The grant date fair value was determined under SFAS 123(R) for financial reporting purposes. For a discussion of the determination of fair value of stock options under SFAS 123(R), see Note 2 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for fiscal 2008 filed with the SEC on March 21, 2008. The March 21, 2007 grant to Mr. Huang has a grant date fair value of $8.43 per share and the September 19, 2007 grant to Mr. Huang has a grant date fair value of $17.82 per share. The March 21, 2007 grants to each of Messrs. Burkett, Puri, and Shannon have a grant date fair value of $7.85 per share and the September 19, 2007 grants to each of Messrs Burkett, Puri, and Shannon have a grant date fair value of $16.69 per share. The fair value of the October 5, 2007 stock option grant to Ms. Shoquist is $16.62 per share.

(6) Represents the closing price of our common stock as reported by NASDAQ on September 19, 2007, which is the exercise price of stock option grants made under our 2007 Plan.

(7) Represents Ms. Shoquist's new hire stock option grant. The Compensation Committee approved this grant on September 14, 2007 for grant on October 5, 2007 after Ms. Shoquist commenced her employment with NVIDIA.

(8) Represents the closing price of our common stock as reported by NASDAQ on October 5, 2007, which is the exercise price of stock option grants made under our 2007 Plan.

OUTSTANDING EQUITY AWARDS AT JANUARY 27, 2008 TABLE

The following table presents information regarding our named executive officers' outstanding equity awards as of January 27, 2008. Option grants made before February 2004 generally had a ten year term and option grants made after February 2004 generally have a six-year term. As of January 27, 2008, none of our named executive officers held unearned equity incentive awards or stock awards.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jen-Hsun Huang	4,092,744	—	$ 3.11(1)	1/31/10
	1,500,000	—	11.95(1)	7/25/11
	750,000	—	12.39(1)	5/14/12
	300,000	300,000(3)	5.30(1)	5/14/10
	—	600,000(4)	8.75(1)	5/12/11
	—	600,000(5)	8.47(1)	5/16/12
	—	150,000(6)	10.00(1)	5/16/12
	—	450,000(7)	19.16(1)	3/30/13
	—	202,500(8)	18.90(1)	3/20/14
	—	164,025(9)	34.36(2)	9/18/14
Marvin D. Burkett	135,000	45,000(10)	8.75(1)	4/12/10
	150,000	150,000(11)	8.47(1)	5/16/11
	—	225,000(12)	19.16(1)	3/30/12
	—	123,750(13)	18.90(1)	3/21/13
		100,238(14)	34.36(2)	9/18/13
Ajay K. Puri	341,611	225,000(15)	12.05(1)	12/21/11
	—	56,249(13)	18.90(1)	3/20/13
	—	45,563(14)	34.36(2)	9/18/13
David M. Shannon	48,570	30,000(10)	8.75(1)	4/12/10
	52, 500	104,997(11)	8.47(1)	5/16/11
	—	150,000(12)	19.16(1)	3/30/12
	—	67,500(13)	18.90(1)	3/20/13
	—	54,675(14)	34.36(2)	9/18/13
Debora Shoquist	20,833	229,167(16)	36.93(2)	10/4/13

(1) Represents the closing market price of our common stock on NASDAQ on the last trading day prior to the date of grant which is the exercise price of stock options grants made pursuant to our 1998 Plan.

(2) Represents the closing market price of our common stock on NASDAQ on the date of grant which is the exercise price of stock options grants made pursuant to our 2007 Plan.

(3) The option vests in equal quarterly installments over a one year period beginning on May 15, 2007 such that the option will be fully vested on May 15, 2008.

(4) The option vests in equal quarterly installments over a one year period beginning on May 15, 2008 such that the option will be fully vested on May 15, 2009. Beginning in fiscal 2004, stock option grants made to Mr. Huang have a seven-year term since the first portion of the stock option does not vest until at least four years and three months after the date of grant.

(5) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option will be fully vested on May 15, 2010. This option has a seven year term.

(6) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option will be fully vested on May 15, 2010. This option was granted with an exercise price of $15.00 per share which was a

premium over the closing price of our common stock on NASDAQ on the last trading day prior to the date of grant, which was $12.71 per share. This option has a seven year term.

(7) The option vests in equal quarterly installments over a one year period beginning on May 15, 2010 such that the option will be fully vested on May 15, 2011. The option has a seven year term.

(8) The option vests as to 50% of the shares two years and three months after May 15, 2011, which is August 15, 2013, and vests as to the remaining 50% of the shares two years and six months after May 15, 2011, which is November 15, 2013. The option will be fully vested on November 15, 2011.

(9) The option vests as to 50% of the shares two years and nine months from May 15, 2011, which is February 15, 2014, and vests as to the remaining 50% of the shares three years from May 15, 2011 such that the option is fully vested on May 15, 2012.

(10) The option vests as to 25% of the shares subject to the grant on July 13, 2006 with the remainder of the option vesting in equal quarterly installments such that the option was fully vested on April 13, 2008.

(11) The option vests as to 25% of the shares subject to the grant on August 17, 2007 with the remainder of the option vesting in equal quarterly installments such that the option will be fully vested on the May 17, 2008.

(12) The option vests as to 25% of the shares subject to the grant on June 30, 2008 with the remainder of the option vesting in equal quarterly installments such that the option will be fully vested on the March 31, 2009.

(13) The option vests as to 50% of the shares two years and three months from March 21, 2007, which is June 21, 2009, and as to the remaining 50% two years and six months from March 21, 2007, which is September 21, 2009. The option will be fully vested on the two year and six month anniversary of the grant date which is September 21, 2009.

(14) The option vests as to 50% of the shares two years and three months from September 19, 2007, which is December 19, 2009, and as to the remaining 50% two years and six months from September 19, 2007, which is March 19, 2011. The option will be fully vested on the two year and six month anniversary of the grant date which is March 19, 2011.

(15) The option vests in equal quarterly installments over a three year period such that the option will be fully vested on December 22, 2008.

(16) The option vests in equal quarterly installments over a three year period such that the option will be fully vested on December 5, 2010.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2008 TABLE

The following table shows information regarding option exercises by our named executive officers during fiscal 2008. None of our named executive officers had stock awards outstanding or that vested during fiscal 2008.

Amounts shown under the heading "Value Realized on Exercise" represent the difference between the exercise price of the stock option shares and the sales price of the shares of our common stock. The value realized was determined without considering any taxes that may have been owed. The exercise price of each option was equal to the closing price of our common stock as reported by NASDAQ for the last market-trading day prior to the date of grant.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Jen-Hsun Huang	1,665,000	$42,964,465
Marvin D. Burkett	300,924	4,859,629
Ajay K. Puri	108,389	2,608,794
David M. Shannon	556,472	14,136,569
Debora Shoquist	—	—

EMPLOYMENT, SEVERANCE AND CHANGE-IN-CONTROL AGREEMENTS

Employment Agreements. Our executives are "at-will" employees and we do not have employment, severance or change-in-control agreements with our executive officers.

Change-in-Control Agreements. Our 1998 Plan provides that if we sell all or substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change-in-control, all outstanding awards held by all employees then providing services, including our executive officers, under the 1998 Plan will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change-in-control.

Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Potential Payments Upon Change-in-Control. Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested stock options will fully vest in some cases as described above under *Employment, Severance and Change-in-Control Agreements—Change-in-Control Agreements.* The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested options held by them as of January 27, 2008 had become fully vested as a result of a change-in-control. The estimated benefit amount of unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable named executive officer by the difference between the closing price of our common stock on January 25, 2008 as reported by NASDAQ, which was $24.95, and the exercise price of the option.

	Number of Unvested Options at January 27, 2008 (#)	Total Estimated Benefit ($)
Jen-Hsun Huang	2,466,525	$31,576,125
Marvin D. Burkett	643,988	5,252,438
Ajay K. Puri	326,812	3,242,806
David M. Shannon	407,172	3,493,226
Debora Shoquist	229,167	—

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing unless specifically incorporated by reference therein.

Proxy

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 27, 2008 and in this proxy statement.

Compensation Committee

Harvey C. Jones, Chairman
James C. Gaither
William J. Miller

Equity Compensation Plan Information

The number of shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of the outstanding options, and the number of stock options remaining for future issuance under each of our equity compensation plans as of January 27, 2008 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	90,535,251	$13.18(3)	138,154,616
Equity compensation plans not approved by security holders (2)	45,337	$18.37(3)	—
Total	90,580,588	$13.18(3)	138,154,616

(1) This row includes our 2007 Equity Incentive Plan and our 1998 Employee Stock Purchase Plan. Of these shares, 47,619,365 shares remained available for the grant of future rights under our 1998 Employee Stock Purchase Plan as of January 27, 2008. Under our 1998 Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

(2) This row represents the PortalPlayer, Inc. 1999 Stock Option Plan, which is described below.

(3) Represents the weighted average exercise price of outstanding stock options only.

PortalPlayer, Inc. 1999 Stock Option Plan

General. We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of currently outstanding stock options granted under the 1999 Plan prior to its termination. Any shares that become available for issuance as a result of expiration or cancellation of such options shall again be available for issuance under the 2007 Plan.

Term of Stock Awards. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

The 1999 Plan permitted the PortalPlayer Board to grant non-statutory options with an exercise price of as low as 85% of the fair market value of PortalPlayer's common stock. PortalPlayer did not grant options at less than 100% of the fair market value of PortalPlayer's common stock. Under the 1999 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to $1/48^{th}$ of the shares each month thereafter and expire ten years from the date of grant.

ADDITIONAL INFORMATION

TRANSACTIONS WITH RELATED PERSONS

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above entitled *Employment, Severance and Change-in-Control Agreements* for a description of the terms of our 1998 Plan and our 2007 Plan related to a change–in-control of NVIDIA.

We have granted stock options to our executive officers and our non-employee directors. See "*Executive Compensation*" and "*Director Compensation.*"

REVIEW OF TRANSACTIONS WITH RELATED PERSONS

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with our interests. This policy is included in our Worldwide Code of Conduct and our Financial Team Code of Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all transactions involving executive officers or directors must be approved by the Audit Committee or another independent body of the Board. We did not conduct any transactions with related persons in fiscal 2008 that would require disclosure in this proxy statement or approval by the Audit Committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 27, 2008, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

David M. Shannon
Secretary

May 15, 2008

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 27, 2008 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDER MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 27, 2008 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K FOR THE ANNUAL REPORT IF SPECIFICALLY REQUESTED IN WRITING.

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CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NVIDIA CORPORATION

(a Delaware corporation)

NVIDIA CORPORATION, a Delaware corporation (the "Corporation"), does hereby certify:

First: The name of the Corporation is **NVIDIA CORPORATION.**

Second: The date on which the Corporation's original Certificate of Incorporation was filed with the Delaware Secretary of State is February 24, 1998 under the name of NVIDIA Delaware Corporation.

Third: The Board of Directors of the Corporation, acting in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Paragraph A of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

> "**A.** This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Two Billion Two Million Shares (2,002,000,000) shares. Two Billion (2,000,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Two Million (2,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).
>
> The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a "Preferred Stock Designation") pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series."

Fourth: Thereafter pursuant to a resolution of the Board of Directors this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fifth: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, **NVIDIA CORPORATION** has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested to by its Secretary in Santa Clara, California this day of , 2008.

NVIDIA CORPORATION

____

Jen-Hsun Huang
President and Chief Executive Officer

ATTEST:

____

David M. Shannon
Secretary


San Tomas Expressway
B
A
C
D
Building E
NVIDIA.
Walsh Avenue
Scott Boulevard

Directions to Our Headquarters - Building E

FROM HIGHWAY 101

Take the San Tomas/Montague Exit
Follow the sign to San Tomas Expressway
Stay on San Tomas for less than a mile to Walsh Avenue
Turn left onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

FROM INTERSTATE 280

Take the Saratoga Ave/Saratoga Exit towards Santa Clara
Stay on Saratoga Avenue for about 1 mile
Turn left onto San Tomas Expressway and drive for approximately 3 miles to Walsh Avenue
Turn right onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 27, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-23985

NVIDIA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-3177549**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 29, 2007 was approximately $12.8 billion (based on the closing sales price of the registrant's common stock as reported by the NASDAQ Global Select Market, on July 27, 2007). Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of July 29, 2007. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of common stock outstanding as of March 14, 2008 was 554,782,115.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by May 26, 2008, are incorporated by reference.

NVIDIA CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

When used in this Annual Report on Form 10-K, the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "will" and similar expressions are intended to identify forward-looking statements. These statements relate to future periods and include, but are not limited to, statements as to: the features, benefits, capabilities, performance, impact, production and availability of our technologies and products; visual computing; the physics engine; seasonality; acquisitions and strategic investments; our strategies and objectives; mobile devices; new product lines; digital multimedia; product cycles; design wins; design support; computer-aided design; market share; average selling prices; our growth and success; factors contributing to our growth and success; our financial results; our inventories; expensing of stock options; the impact of stock-based compensation expense; critical accounting policies; mix and sources of revenue; expenditures; cash flow and cash balances; liquidity; uses of cash; backlog; dividends; investments and marketable securities; our stock repurchase program; our internal control over financial reporting; our disclosure controls and procedures; recent accounting pronouncements; our competition and competitive position; our intellectual property; the importance of our strategic relationships; customer demand; reliance on a limited number of customers and suppliers; international operations; our ability to attract and retain qualified personnel; our exchange rate risk; compliance with environmental laws and regulations; litigation arising from our historical stock option grant practices and financial restatements; the Department of Justice subpoena and investigation; and litigation matters. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risks discussed below as well as difficulties associated with: conducting international operations; slower than anticipated growth; forecasting customer demand; unanticipated decreases in average selling prices; increased sales of lower margin products; difficulty in collecting accounts receivable; fixed operating expenses; our inability to decrease inventory purchase commitments; difficulties in entering new markets; slower than expected development of a new market; inventory write-downs; entry of new competitors in our established markets; reduction in demand for our products; market acceptance of competitors' products instead of our products; software or manufacturing defects; the impact of competitive pricing pressures; disruptions in our relationships with our partners and suppliers; supply constraints; fluctuations in general economic conditions; fluctuations in investments and the securities market; failure to achieve design wins; changes in customers' purchasing behaviors; international and political conditions; the concentration of sales of our products to a limited number of customers; decreases in demand for our products; delays in the development of new products by us or our partners; delays in volume production of our products; developments in and expenses related to litigation; our inability to realize the benefits of acquisitions; the outcome of litigation or regulatory actions; and the matters set forth under Item 1A.—Risk Factors. These forward-looking statements speak only as of the date hereof. Except as required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

NVIDIA, GeForce, SLI, Hybrid SLI, GoForce, NVIDIA Quadro, Quadro, NVIDIA Quadro Plex, NVIDIA nForce, PureVideo, CUDA, Tesla, NVIDIA APX, PhysX, Ageia, Mental Images, Mental Ray, and the NVIDIA logo are our trademarks and/or registered trademarks in the United States and other countries that are used in this document. We may also refer to trademarks of other corporations and organizations in this document.

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphic processing unit, or the GPU. Our products are designed to generate realistic, interactive graphics on consumer and professional computing devices. We serve the entertainment and consumer market with our GeForce products, the professional design and visualization market with our Quadro products, and the high-performance computing market with our Tesla products. We have four major product-line operating segments: the GPU Business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB. Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business is comprised of NVIDIA nForce core logic and motherboard GPU, or mGPU products. Our CPB is comprised of our GoForce and APX mobile brands and products that support handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize NVIDIA processors as a core component of their entertainment, business and professional solutions. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*. The contents of our website are not a part of this Form 10-K.

Our Business

GPU Business

Our GPU Business is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products. Our GPU Business is focused on Microsoft Windows and Apple PC platforms. GeForce GPUs power PCs made by or distributed by virtually every PC OEM worldwide in desktop PCs, notebook PCs, PCs loaded with Windows Media Center and media extenders such as the Apple TV. GPUs enhance the user experience for playing video games, editing photos, viewing and editing videos and high-definition, or HD, movies. GPUs also enable the rich visual user interfaces of the Windows Vista and Apple OS X operating systems. The combination of the programmable Unified Shader GPU with Microsoft Corporation's, or Microsoft's, DirectX 10 high-level shading language is known as DirectX 10 GPUs. Combined with the ability to directly access the GPU via the new Windows Vista applications from Microsoft Office to Web 2.0, applications can now incorporate improved quality through 3D effects.

We believe we are in an era where visual computing is becoming increasingly important to consumers and other end users of our products. Our strategy is to promote our GeForce brand as one of the most important processors through technology leadership, increasing programmability, and great content experience. In fiscal year 2008, our strategy was to extend our architectural and technology advantage with our second-generation DirectX 10 GPUs, the GeForce 8-series GPUs. During fiscal year 2008, we added the NVIDIA GeForce 8800 Ultra, GeForce 8800 GT, GeForce 8600, GeForce 8500, and GeForce 8300 to our GeForce 8-series of GPUs, which previously included the GeForce 8800 GTX and 8800 GTS products. Our standalone desktop GPU category share grew from 52% to 64% in fiscal year 2008, according to the Mercury Research 2006 and 2007 Fourth Quarter PC Graphics Reports, respectively.

During fiscal year 2008, we launched a new family of GeForce 8M Series notebook GPUs. The GeForceM and NVIDIA Quadro FX mobile families represent our notebook GPUs and include the GeForce 8M, GeForce 7 Go, and NVIDIA Quadro FX M GPUs. These GPUs are designed to deliver desktop graphics performance and features for multiple notebook configurations such as desktop replacement notebooks, multimedia notebooks, thin-and-light notebooks and notebook workstations. The GeForce M and GeForce Go products are designed to serve the needs of both enterprise and consumer users. The NVIDIA Quadro FX M products are designed to serve the needs of workstation professionals in the area of product design and digital content creation. We experienced a high degree of design-win success for the Intel Santa Rosa platform cycle during fiscal year 2008, which helped our standalone notebook category share grow from 58% to 75%, according to the Mercury Research 2006 and 2007 Fourth Quarter PC Graphics Reports, respectively.

Professional Solutions Business

Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our NVIDIA Quadro brand products are designed to deliver the highest possible level of performance and compatibility for the professional industry. The NVIDIA Quadro family consists of the NVIDIA Quadro Plex Visual Computing System, or VCS, NVIDIA Quadro FX, and the NVIDIA Quadro Night Vision Systems, or NVS, professional workstation processors. NVIDIA Quadro products are recognized by many as the standard for professional graphics solutions needed to solve many of the world's complex visual computing challenges in the manufacturing, entertainment, medical, science, and aerospace industries. NVIDIA Quadro products are fully certified by several software developers for professional workstation applications and are designed to deliver the graphics performance and precision required by professional applications.

We believe that recent years have experienced an increasing level of global adoption for the computer-aided design approach of product creation. NVIDIA has the leading position in the professional graphics category with over 70% share by revenue according to the 2007 Fourth Quarter International Data Corporation, or IDC, Market Research Report. We achieved this market position by providing innovative GPU technology, software, and tools that integrate the capabilities of our GPU with a broad array of visualization products. During fiscal year 2008, we launched seven new Quadro solutions, including the Quadro FX 370 and 570. We also introduced a new line of notebook workstation GPUs—the NVIDIA Quadro FX 1600M, 570M and 360M—as well as a new line of desktop workstation GPUs—the NVIDIA Quadro FX 4600 and 5600—all based on our GeForce 8-series unified shader architecture. We expanded our NVIDIA Quadro Plex family with the introduction of the NVIDIA Quadro Plex VCS IV, a new version of the NVIDIA Quadro Plex Visual Computing System, or VCS, which provides enhanced performance for a wide range of high-performance, graphics-intensive styling and design, oil and gas, and scientific applications.

In fiscal year 2008, we also introduced NVIDIA Tesla, our entry into the high-performance computing industry. Tesla is a new family of GPU computing products that delivers processing capabilities for high-performance computing applications. The Tesla family consists of the C870 GPU Computing processor, the D870 Deskside Supercomputer and the S870 1U Computing Server. During the third quarter of fiscal year 2008, we began shipments of our Tesla C870 GPU computing processor and D870 desk-side supercomputer products. Compute Unified Device Architecture, or CUDA, software has been acknowledged for its ability to transform a GPU into a supercomputer and to deliver the level of performance normally found in large and expensive clusters residing in datacenters to the desktop of scientists and engineers around the world. During fiscal year 2008, NVIDA made available the first public version of the NVIDIA CUDA Software Developer Kit and C-compiler for computing on NVIDIA GPUs.

In fiscal year 2008, we completed our acquisition of Mental Images, an industry leader in photorealistic rendering technology. Mental Images' Mental Ray product is considered by many to be the most pervasive ray tracing renderer in the industry. Mental Images visualization technology is embedded in most major digital content creation, or DCC, and computer aided design, or CAD, applications, and their rendering technology is deployed by major manufacturers and film studios. We believe that this strategic combination will enable the development of tools and technologies that will advance the state of visualization, will be optimized for next generation computing architectures, and will create new product categories for both hardware and software.

MCP Business

Our MCP Business is comprised of NVIDIA nForce core logic and NVIDIA GeForce mGPU products. Our NVIDIA nForce and GeForce mGPU families of products address the multi-billion dollar computer core logic market. Core logic is the computer's "central nervous system," controlling and directing high speed data between the central processing unit, or CPU, the GPU, storage, and networks. High quality, long-term reliability, and top performance are key customer demands of core logic suppliers. Our strategy for MCPs aligns with what we anticipate will drive growth in the MCP segment such as multi-core, ever-increasing-speed networking and storage technologies, and integration of complex features such as virtualization, security processing and network processing. During the third quarter of fiscal year 2008, we shipped our first single-chip mGPUs for Intel-processor-based desktop PCs. We believe that the GeForce 7000 mGPU family delivers the performance of an entry-level discrete GPU when compared against traditional integrated graphics solutions. We also shipped the GeForce 7050 mGPU, which targets the lower cost categories of the market. We are now the only chipset supplier to support processor platforms created by both Intel Corporation, or Intel, and Advanced Micro Devices Inc., or AMD, and the only branded integrated GPU supplier for the Intel processor platform. We believe that the integrated graphics opportunity represents approximately 60% of the world PC market. We also extended the reach of Scalable Link Interface, or SLI, technology into the performance category with the launch of our NVIDIA nForce 650i SLI, 680i LT SLI and 680i Ultra MCP products for Intel. We are now the second largest core logic supplier in the world with 15% segment share of the total core logic market, according to the Mercury Research 2007 Fourth Quarter PC Chipsets and Processors report.

In fiscal year 2008, we announced a new technology named Hybrid SLI. We named it hybrid because this technology combines a powerful as well as an energy-efficient engine and SLI because it is our multi-GPU technology. When GeForce add-in graphics cards are connected to GeForce mGPUs, Hybrid SLI kicks in, combining their processing power to deliver an improved experience. The technology is application aware so, depending on the processing demands of each application running on the host PC, the discrete GPU may be completely shut-down in order to save power. For example, a PC containing the combined power of dual GeForce 8800 GTX SLI add-in graphics cards can reach 400 watts. If such a PC contained Hybrid SLI technology, both GPUs could be powered down when the user is doing email, surfing the web, or watching a Blu-ray movie, keeping the system quiet and consuming lower levels of energy. But when a video game or any other demanding GPU application is launched, the dual GeForce 8800 GTX's would be powered up to deliver the performance required to power the related application. Hybrid SLI was made available starting with our GeForce8-series mGPUs.

Our MCP strategy is to bring the benefits of GeForce GPUs to the most price sensitive categories while creating exciting platform architectures like SLI, Hybrid SLI, and Enthusiast System Architecture, or ESA. ESA is a standard for system information protocol that links a PC system's various critical components—such as fan, power supply, smart chassis, GPUs, and motherboards. It enables a unified architecture for applications and users to control and optimize the performance of their system. SLI, Hybrid SLI, and ESA are examples of how NVIDIA creates architectures that advance the capabilities of the PC.

Consumer Products Business

Our CPB is comprised of our GoForce and APX mobile brands and products that support PMPs, PDAs, cellular phones and other handheld devices. This business also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

We believe that mobile devices like phones, music players, and portable navigation devices will increasingly become multi-function, multi-tasking, PCs. As such, we anticipate the architecture of these devices will increasingly become more consumer PC-like and be capable of delivering all the entertainment and web experiences that end users currently enjoy on a PC, but in a form-factor that fits nicely in their hands. Our mobile strategy is to create an application processor and a computer-on-a-chip that enables this experience. NVIDIA GoForce mobile products and application processors implement design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption. NVIDIA GoForce products can be found primarily in multimedia cellular phones and other handheld devices. In February

2008, we launched the NVIDIA APX 2500, our first such application processor. The APX 2500 is a computer-on-a-chip designed to meet the growing multimedia demands of today's mobile phone user. The APX 2500 is the culmination of several hundred man years of research and development. We believe that the mobile application processor is an area where we can add a significant amount of value and we also believe that it represents growth opportunity that could ultimately reach the level of several hundred million units a year. During the first quarter of fiscal year 2008, we shipped the GoForce 6100, which was the first product resulting from our acquisition of PortalPlayer, Inc., or PortalPlayer, in fiscal year 2007. The GoForce 6100 can be found in primarily in PMPs.

Our Strategy

We design our products to enable our PC OEMs, ODMs, system builders, motherboard and add-in board manufacturers, and cellular phone and consumer electronics OEMs, to build products that deliver state-of-the-art features, performance, compatibility and power efficiency while maintaining competitive pricing and profitability. We believe that by developing 3D graphics, HD, video and media communications solutions that provide superior performance and address the key requirements of each of the product categories we serve, we will accelerate the adoption of HD digital media platforms and devices throughout these segments. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that span from professional workstations, to consumer PCs, to multimedia-rich cellular phones.

Our objective is to be the leading supplier of performance GPUs, MCPs and application processors that support PDAs, PMPs, cellular phones and other handheld devices. Our current focus is on the desktop PC, professional workstation, notebook PC, high-performance computing, application processor, server, multimedia-rich cellular phone and video game console product lines, and we plan to expand into other product lines. Our strategy to achieve this objective includes the following key elements:

Build Award-Winning, Architecturally-Compatible 3D Graphics, HD Video, Media Communications and Ultra-Low Power Product Families for the PC, Handheld and Digital Entertainment Platforms. Our strategy is to achieve market segment leadership in these platforms by providing award-winning performance at every price point. By developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of these platforms, we believe that we will accelerate the adoption of 3D graphics and rich digital media.

Target Leading OEMs, ODMs and System Builders. Our strategy is to enable our leading PC, handheld and consumer electronics OEMs, ODMs and major system builder customers to differentiate their products in a highly competitive marketplace by using our products. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs, ODMs and major system builders will allow us to better anticipate and address customer needs with future generations of our products.

Sustain Technology and Product Leadership in 3D Graphics and HD Video, and Media Communications and Ultra-Low Power. We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, HD video, media communications and ultra-low power processing in PCs and handheld devices. A fundamental aspect of our strategy is to actively recruit the best 3D graphics and HD video, networking and communications engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, MCPs and mobile and consumer products that support PMPs, PDAs, cellular phones and other handheld devices using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and ultra-low power designs, enabling our customers to achieve superior performance in their products.

Increase Market Share. We believe that substantial market share will be important to achieving success. We intend to achieve a leading share of the market in areas in which we don't have a leading market share, and maintain a leading share of the market in areas in which we do have the lead, by devoting substantial resources to building families of products for a wide range of applications that offer significant improvement in performance over existing products.

Use Our Expertise in Digital Multimedia. We believe the synergy created by the combination of 3D graphics, HD video and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in HD graphics and system architecture positions us to help drive this transformation. We are using our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia.

Use our Intellectual Property and Resources to Enter into License and Development Contracts. From time to time, we expect to enter into license arrangements that will require significant customization of our intellectual property components. For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For example, in fiscal year 2006, we entered into an agreement with Sony Computer Entertainment, Inc., or SCE, to jointly develop a custom GPU for SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE.

Sales and Marketing

Our worldwide sales and marketing strategy is a key part of our objective to become the leading supplier of performance GPUs, MCPs, and applications processors that support PMPs, PDAs, cellular phones and other handheld devices. Our sales and marketing teams work closely with each industry's respective OEMs, ODMs, system builders, motherboard manufacturers, add-in board manufacturers and industry trendsetters, collectively referred to as our Channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support the competitive and complex design win process. We also employ a highly skilled team of application engineers to assist the Channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are keys to improving the Channel's time-to-market, maintaining a high level of customer satisfaction within the Channel and fostering relationships that encourage customers to use the next generation of our products.

In the GPU and MCP segments we serve, the sales process involves achieving key design wins with leading OEMs and major system builders and supporting the product design into high volume production with key ODMs, motherboard manufacturers and add-in board manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors each of which have relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. In the CPB segment we serve, the sales process primarily involves achieving key design wins directly with the leading handheld OEMs and supporting the product design into high-volume production. Currently, we sell a significant portion of our processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and to a large number of system builders.

Although a small number of our customers represent the majority of our revenue, their end customers include a large number of OEMs and system builders throughout the world. As a result of our Channel strategy, our sales are focused on a small number of customers. Sales to our largest customer, Asustek Computer, Inc. accounted for 10% of our total revenue for fiscal year 2008.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes certain of our products available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

Backlog

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as our shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant. We do not believe that a backlog as of any particular date is indicative of future results.

Seasonality

Our industry is largely focused on the consumer products market. Due to the seasonality in this market, we typically expect to see stronger revenue performance in the second half of the calendar year related to the back-to-school and holiday seasons.

Manufacturing

We do not directly manufacture semiconductor wafers used for our products. Instead, we utilize what is known as a fabless manufacturing strategy for all of our product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization, or ISO, in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, Chartered Semiconductor Manufacturing, or Chartered, Semiconductor Manufacturing International Corporation, or SMIC, and Austria Micro Systems, or AMS to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, or ASE, Amkor Technology, or Amkor, JSI Logistics Ltd., or JSI, King Yuan Electronics Co., Ltd, or KYEC, Siliconware Precision Industries Company Ltd., or SPIL, and STATS ChipPAC Incorporated, or ChipPAC, to perform assembly, testing and packaging of most of our products.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship the semiconductors to CEMs, distributors, motherboard and add-in board manufacturer customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system builders or OEMs as motherboard and add-in board solutions.

Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, ultra-low power communications, storage, and secure networking performance and features is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, MCPs and our consumer products that support PMPs, PDAs, cellular phones or other handheld devices using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the computer aided design, or CAD, industry. We invest significant resources in the development of relationships with industry leaders, including Cadence Design Systems, Inc., and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEM and other manufacturers.

We substantially increased our engineering and technical resources in fiscal year 2008, and have 3,255 full-time employees engaged in research and development as of January 27, 2008, compared to 2,668 employees as of January 28, 2007. The majority of the research and development employees added during fiscal year 2008 are located in international locations, including India, China, Taiwan and various locations in Europe. During fiscal years 2008, 2007 and 2006, we incurred research and development expenditures of $691.6 million, $553.5 million and $357.1 million, respectively. Research and development expenses included $76.6 million, $70.1 million and $5.9 million related to non-cash stock-based compensation for fiscal years 2008, 2007 and 2006.

Competition

The market for GPUs, MCPs, and application processors that support PMPs, PDAs, cellular phones or other handheld devices is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interface, or APIs, manufacturing capabilities, price of processors, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition is from companies that provide or intend to provide GPU, MCP, and application processors that support PMPs, PDAs, cellular phones or other handheld devices. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Currently, Intel, which has greater resources than we do, is working on a multi-core architecture code-named Larrabee, which may compete with our products in various markets. Intel may also release an enthusiast level discrete GPU based on the Larrabee architecture.

Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as AMD, Broadcom Corporation, or Broadcom, Silicon Integrated Systems, Inc., or SIS, VIA Technologies, Inc., or VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., SIS, and VIA;
- suppliers of application processors that support PMPs, PDAs, cellular phones or other handheld devices intellectual property such as AMD, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd, or Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Samsung, Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.; and
- suppliers of application processors for handheld and embedded devices that incorporate multimedia processing as part of their existing solutions such as Broadcom, Texas Instruments Inc., Qualcomm Incorporated, Marvell, Freescale Semiconductor Inc., Renesas Technology, Samsung, and ST Microelectronics.

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD has also announced a platform solution. Additionally, we expect that Intel and AMD will extend this strategy to other segments, including the possibility of successfully integrating a central processing unit, or CPU, and a GPU on the same chip, as evidenced by AMD's announcement of its Fusion processor project. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

If and to the extent we offer products in new markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter. If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our issued patents have expiration dates from October 29, 2008 to May 24, 2027. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in some of our products and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

Employees

As of January 27, 2008 we had 4,985 employees, 3,255 of whom were engaged in research and development and 1,730 of whom were engaged in sales, marketing, operations and administrative positions. None of our employees are covered by collective bargaining agreements, and we believe our relationships with our employees are good.

Financial Information by Business Segment and Geographic Data

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on a operating segment basis for purposes of making operating decisions and assessing financial performance. During the first quarter of fiscal year 2008, we reorganized our operating segments. We now report financial information for four operating segments to our CODM: the GPU business, which is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products, the PSB, which is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products, the MCP business, which is comprised of NVIDIA nForce core logic and motherboard GPU products, and our CPB which is comprised of our GoForce and APX mobile brands and products that support handheld PMPs, PDAs, cellular phones, other handheld devices and license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $266.2 million, $239.6 million, and $123.8 million during fiscal years 2008, 2007 and 2006, respectively, that we do not allocate to our other operating segments as these expenses are not included in the segment operating performance measures evaluated by our CODM. "All Other" also includes the results of operations of other miscellaneous reporting segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" segment is primarily derived from sales of components. All relevant prior period amounts have been revised to conform to the presentation of our current fiscal year.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole. The information included in Note 14 of the Notes to Consolidated Financial Statements is hereby incorporated by reference.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of January 27, 2008:

Name	Age	Position
Jen-Hsun Huang	44	President, Chief Executive Officer and Director
Marvin D. Burkett	65	Chief Financial Officer
Ajay K. Puri	53	Senior Vice President, Worldwide Sales
David M. Shannon	52	Senior Vice President, General Counsel and Secretary
Debora Shoquist	53	Senior Vice President, Operations

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Marvin D. Burkett joined NVIDIA as Chief Financial Officer in September 2002. From February 2000 until joining NVIDIA, Mr. Burkett was a financial consultant and served as Chief Financial Officer of Arcot Systems, a security software company. From 1998 to 1999, Mr. Burkett was the Executive Vice President and Chief Financial Officer of Packard Bell NEC. Mr. Burkett also previously spent 26 years at Advanced Micro Devices, Inc. where he held a variety of positions including Chief Financial Officer, Senior Vice President and Corporate Controller. Mr. Burkett holds B.S. and M.B.A. degrees from the University of Arizona.

Ajay K. Puri joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. degree from Harvard University, an M.S.E.E. degree from the California Institute of Technology and a B.S.E.E. degree from the University of Minnesota.

David M. Shannon joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005 and a Senior Vice President in December 2005. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.

Debora Shoquist joined NVIDIA in September 2007 as Senior Vice President of Operations. From 2004 to 2007, Ms. Shoquist served as Senior Vice President of Operations at JDS Uniphase Corporation, a provider of communications test and measurement solutions and optical products for the telecommunications industry. From 2002 to 2004, she served as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Her experience includes her role at Quantum Corporation as the President of the Personal Computer Hard Disk Drive Division. Her experience also includes senior roles at Hewlett-Packard Corporation. She holds a B.S degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange

Act of 1934, or the Exchange Act, are available free of charge on or through our Internet web site, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Our web site and the information on it or connected to it is not a part of this Form 10-K.

ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Before you buy our common stock, you should know that making such an investment involves some risks including, but not limited to, the risks described below. Additionally, any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Competition

If we are unable to compete in the markets for our products, our financial results could be adversely impacted.

The markets for our products are highly competitive and are characterized by rapid technological change, new product introductions, evolving industry standards, and declining average selling prices. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand from our products and whether we are able to deliver consistent volumes of our products at acceptable prices and quality levels. We believe other factors impacting our ability to compete are:

- product performance;
- product bundling by competitors with multiple product lines;
- breadth and frequency of product offerings;
- access to customers and distribution channels;
- backward-forward software support;
- conformity to industry standard application programming interfaces; and
- manufacturing capabilities.

We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products, either of which could harm our business. Some of these competitors may have or be able to obtain greater marketing, financial, distribution and manufacturing resources than we do and may be better able to adapt to customer or technological changes. Currently, Intel, which has greater resources than we do, is working on a multi-core architecture code-named Larrabee, which may compete with our products in various markets. Intel may also release an enthusiast level discrete GPU based on the Larrabee architecture. In order to compete, we may have to invest substantial amounts in research and development without assurance that our products will be superior to those of our competitors or that the products will achieve market acceptance.

An additional significant source of competition comes from companies that provide or intend to provide competing product solutions. For example, we are the largest supplier of AMD 64 chipsets with 60% segment share in the fourth quarter of calendar year 2007, as reported in the 2007 Fourth Quarter PC Processor and Chipset report from Mercury Research. Decline in demand for our chipsets in the AMD segment as a result of the offerings of a new or existing competitor could materially impact our financial results.

Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output functionality as part of their existing solutions, such as AMD, Broadcom, Silicon Integrated Systems Corporation, or SIS, VIA Technologies, Inc., or VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., SIS and VIA;
- suppliers of GPUs or GPU intellectual property for handheld and digital consumer electronics devices that incorporate advanced graphics functionality as part of their existing solutions, such as AMD, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd., or Marvell, NEC Corporation, Qualcomm Incorporated, or Qualcomm, Renesas Technology, Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.; and
- suppliers of application processors for handheld and digital consumer electronics devices that incorporate multimedia processing as part of their existing solutions such as Broadcom, Texas Instruments Inc., Qualcomm, Marvell, Freescale Semiconductor Inc., Samsung and ST Microelectronics.

If and to the extent we offer products in new markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter. If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

As Intel and AMD continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD has also announced a platform solution. Additionally, we expect that Intel and AMD will extend this strategy to other segments, including the possibility of successfully integrating a central processing unit, or CPU, and a GPU on the same chip, as evidenced by AMD's announcement of its Fusion processor project. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

Risks Related to Our Partners and Customers

We depend on foundries to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.

We do not manufacture the silicon wafers used for our products and do not own or operate a wafer fabrication facility. Instead, industry-leading foundries manufacture our semiconductor wafers using their state-of-the-art fabrication equipment and techniques. The foundries, which have limited capacity, also manufacture products for other semiconductor companies, including some of our competitors. Since we do not have long-term commitment contracts with any of the foundries, they do not have an obligation to provide us with any minimum quantity of product at any time or at any set price, except as may be provided in a specific purchase order. Most of our products are only manufactured by one foundry at a time. In times of high demand, the foundries could choose to prioritize their capacity for other companies, reduce or eliminate deliveries to us, or increase the prices that they charge us. If we are unable to meet customer demand due to reduced or eliminated deliveries or have to increase the prices of our products, we could lose sales to customers, which would negatively impact our revenue and our reputation.

Because the lead-time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, we do not have an alternative source of supply for our products. In addition, the time and effort to qualify a new foundry could result in additional expense, diversion of resources, or lost sales any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with the third-party manufacturers we use to ensure adequate product supply and competitive pricing to respond to customer demand.

Failure to achieve expected manufacturing yields for our products could negatively impact our financial results and damage our reputation.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Low yields may result from either product design or process technology failure. We do not know a yield problem exists until our design is manufactured. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by and communication between us and the manufacturer. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs and force us to allocate our available product supply among our customers. Lower than expected yields could potentially harm customer relationships, our reputation and our financial results.

We are dependent on third parties for assembly, testing and packaging of our products, which reduces our control over the delivery schedule and quantity of our products.

Our products are assembled, tested and packaged by independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, JSI Logistics, Ltd., King Yuan Electronics Co., Siliconware Precision Industries Co. Ltd., and ChipPAC. As a result, we do not directly control our product delivery schedules, product quantity, or product quality. All of these subcontractors assemble, test and package products for other companies, including some of our competitors. Since we do not have long-term agreements with our subcontractors, when demand for subcontractors to assemble, test or package products is high, our subcontractors may decide to prioritize the orders of other customers over our orders. Since the time required to qualify a different subcontractor to assemble, test or package our products can be lengthy, if we have to find a replacement subcontractor we could experience significant delays in shipments of our products, product shortages, a decrease in the quality of our products, or an increase in product cost. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin and revenue to decline.

Failure to transition to new manufacturing process technologies could adversely affect our operating results and gross margin.

We use the most advanced manufacturing process technology appropriate for our products that is available from our third-party foundries. As a result, we continuously evaluate the benefits of migrating our products to smaller geometry process technologies in order to improve performance and reduce costs. We believe this strategy will help us remain competitive. Our current product families are manufactured using 0.15 micron, 0.14 micron, 0.13 micron, 0.11 micron, 90 nanometer and 65 nanometer process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development, which could negatively impact our operating expenses and gross margin.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our new products to smaller geometry processes. Moreover, we are dependent on our third-party manufacturers to migrate to smaller geometry processes successfully. Some of our competitors own their manufacturing facilities and may be able to move to a new state of the art manufacturing process more quickly than our manufacturing partners. For example, Intel recently released a 45 nanometer chip for desktop computers which it is manufacturing in its foundries. If our suppliers fall behind our competitors in manufacturing processes, the development and customer demand for our products and the use of our products could be negatively impacted. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.

We rely on third-party software development tools to assist us in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. In the past, we have experienced delays in the introduction of products as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our products may exceed the capabilities of available software development tools. Unavailability of software development tools may result in our missing design cycles or losing design wins either of which could result in a loss of market share or negatively impact our operating results.

Because of the importance of software development tools to the development and enhancement of our products, a critical component of our product development efforts is our partnerships with leaders in the computer-aided design industry, including Cadence Design Systems, Inc. and Synopsys, Inc. We have invested significant resources to develop relationships with these industry leaders and have often assisted them in the definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. If these relationships are not successful, we may be unable to develop new products or product enhancements in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

We sell our products to a small number of customers and our business could suffer if we lose any of these customers.

We have a limited number of customers and our sales are highly concentrated. Sales to our significant customers accounted for approximately 10% of our total revenue from one customer during fiscal year 2008, 12% of our total revenue from one customer during fiscal year 2007, and 26% of our total revenue from two customers during fiscal year 2006. Although a small number of our other customers represents the majority of our revenue, their end customers include a large number of original equipment manufacturers, or OEMs, and system integrators throughout the world who, in many cases, specify the graphics supplier. Our sales process involves achieving key design wins with leading personal computer, or PC, OEMs and major system builders and supporting the product design into high volume production with key contract equipment manufacturers, or CEMs, original design manufacturers, or ODMs, add-in board and motherboard manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by CEMs, ODMs, add-in board and motherboard manufacturers. Our distribution strategy is to work with a small number of leading independent CEMs, ODMs, add-in board and motherboard manufacturers, and distributors, each of which has relationships with a broad range of system builders and leading PC OEMs. If we were to lose sales to our PC OEMs, CEMs, ODMs, add-in board and motherboard manufacturers and were unable to replace the lost sales with sales to different customers, they were to significantly reduce the number of products they order from us, or we were unable to collect accounts receivable from them, our revenue may not reach or exceed the expected level in any period, which could harm our financial condition and our results of operations.

Form 10-K

Any difficulties in collecting accounts receivable, including from foreign customers, could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. Two customers accounted for approximately 21% and 23% of our accounts receivable balance at January 27, 2008 and January 28, 2007, respectively.

Difficulties in collecting accounts receivable or the loss of any significant customer could materially and adversely affect our financial condition and results of operations. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

Risks Related to Our Business and Products

Our failure to estimate customer demand properly could adversely affect our financial results.

Our inventory purchases are based upon future demand forecasts or orders from our customers and may not accurately predict the quantity or type of products that our customers will want or will ultimately end up purchasing. In forecasting demand, we make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory, which could result in write-downs of the value of our inventory and/or a reduction in average selling prices, and where our gross margin could be adversely affected include:

- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Conversely, if we underestimate our customers' demand for our products, our third party manufacturing partners may not have adequate capacity to increase production for us meaning that we may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective or timely manner. Inability to fulfill our customers' orders on a timely basis, or at all, could damage our customer relationships, result in lost revenue, cause a loss in market share, impact our customer relationships or damage our reputation, any of which could adversely impact our business.

Because we order products or materials in advance of anticipated customer demand our ability to reduce our inventory purchase commitments quickly in response to lower than expected demand is limited.

We manufacture our products based on forecasts of customer demand in order to have shorter shipment lead times for our customers. As a result, we may build inventories for anticipated periods of growth which do not occur or may build inventory anticipating demand for a product that does not materialize. Any inability to sell products to which we have devoted resources could harm our business. In addition, cancellation or deferral of customer purchase orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. Additionally, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to customer cancellations or deferrals. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs if growth slows or does not materialize or if we incorrectly forecast product demand, which could negatively impact our financial results.

Our business results could be adversely affected if our product development efforts are unsuccessful.

In the past, we have experienced delays in the development of new products. Any delay or failure of our GPUs, our other products, or other technologies to meet or exceed specifications of our customers or competitive products could materially harm our business if customers do not buy our products. The success of our new product introductions will depend on many factors, including the following:

- proper new product definition;
- timely completion and introduction of new product designs;
- availability of next-generation software development tools to design, simulate and verify our products;
- our dependence on third-parties to effectively manufacture, assemble, test and package our new products in a timely manner while maintaining product quality;
- differentiation of new products from those of our competitors;
- market acceptance of our products and our customers' products; and
- availability of adequate quantity and configurations of various types of memory products.

Our failure to successfully develop, introduce or achieve market acceptance for new processors or other technologies could impact our revenue, gross margin and other financial results.

Our failure to identify new market or product opportunities or to develop new products could harm our business.

As our GPUs and other processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices will decline. In particular, we expect average selling prices and gross margins for our processors to decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain or improve overall average selling prices and our gross margin. In order for our processors to achieve high volumes, leading PC OEMs, ODMs, and add-in board and motherboard manufacturers must select our processors for design into their products, and then successfully complete the designs of their products and sell them. We may be unable to successfully identify new product opportunities or to develop and bring to market new products in a timely fashion. Additionally, we cannot guarantee that new products we develop will be selected for design into PC OEMs', ODMs', or add-in board and motherboard manufacturers' products, that any new designs will be successfully completed, or that any new products will be sold.

Form 10-K

As the complexity of our products and the manufacturing process for our products increases, there is an increasing risk that we will experience problems with the performance of our products and that there will be delays in the development, introduction or volume shipment of our products. We may experience difficulties related to the production of current or future products or other factors that may delay the introduction or volume sale of new products we develop. In addition, we may be unable to successfully manage the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining average selling prices, reduced margins and reduced demand for products or loss of market share. In addition, products or technologies developed by others may render our processors non-competitive or obsolete or result in our holding excess inventory, which would harm our business.

If we are unable to achieve design wins, our products may not be adopted by our target markets or customers either of which could negatively impact our financial results.

The success of our business depends to a significant extent on our ability to develop new competitive products for our target markets and customers. We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by OEMs, ODMs, add-in board and motherboard manufacturers, are an integral part of our future success. Our OEM, ODM, and add-in board and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles or in connection with trade shows. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in our customers' new system configurations. This requires that we:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of our customers;
- price our products competitively; and
- introduce products to the market within our customers' limited design cycles.

If OEMs, ODMs, and add-in board and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs, in an attempt to better anticipate and address customer needs in new products so that we will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and be compliant with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers like Advanced Micro Devices Inc., or AMD, Intel and Microsoft Corporation, or Microsoft. If our products are not in compliance with prevailing industry standards, we may not be designed into our customers' product designs. However, to be compliant with changes to industry standards, we may have to invest significant time and resources to redesign our products which could negatively impact our gross margin or operating results. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.

If new competitors, technological advances by existing competitors, our entry into new markets, or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. We have increased our engineering and technical resources and had 3,255, 2,668 and 1,654 full-time employees engaged in research and development as of January 27, 2008, January 28, 2007 and January 29, 2006, respectively. Research and development expenditures were $691.6 million, $553.5 million and $357.1 million for fiscal years 2008, 2007 and 2006, respectively. Research and development expenses included non-cash stock-based compensation expense of $76.6 million and $70.1 million in fiscal years 2008 and 2007, respectively, related to non-cash stock based compensation, which we began to record in the first quarter of fiscal year 2007 as a result of our adoption of SFAS No. 123(R). If we are required to invest significantly greater resources than anticipated in research and development efforts without an increase in revenue, our operating results could decline. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue which could negatively impact our financial results. In order to remain competitive, which may include entering new markets, we anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development as well as hiring additional employees.

If our products contain significant defects our financial results could be negatively impacted, our reputation could be damaged and we could lose market share.

Our products are complex and may contain defects or experience failures when first introduced or when we release new versions or enhancements. Past products have and future products or enhancements may contain defects, errors or bugs. Our products typically only go through one verification cycle prior to volume production and distribution. As a result, our products may contain undetected defects or flaws prior to volume production and distribution. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and gross margin. Additionally, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers for costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation, or result in our customers working with our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

Because our gross margin for any period depends on a number of factors, our failure to forecast changes in any of these factors could adversely affect our gross margin.

We continue to pursue improved gross margin. Our gross margin for any period depends on a number of factors, including:

- the mix of our products sold;
- average selling prices;
- introduction of new products;
- sales discounts;
- unexpected pricing actions by our competitors;
- the cost of product components; and
- the yield of wafers produced by the foundries that manufacture our products.

If we do not correctly forecast the impact of any of the relevant factors on our business, we may not be able to take action in time to counteract any negative impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

We may not be able to realize the potential financial or strategic benefits of business acquisitions or strategic investments, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested in other businesses that offered products, services and technologies that we believe will help expand or enhance our existing products and business. We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. Negotiations associated with an acquisition or strategic investment could divert management's attention and other company resources. Any of the following risks associated with past or future acquisitions or investments could impair our ability to grow our business, develop new products, our ability to sell our products, and ultimately could have a negative impact on our growth or our financial results:

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- difficulty in operating in a new or multiple new locations;
- disruption of our ongoing businesses;
- disruption of the ongoing business of the company we invest in or acquire;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- disruption of or delays in ongoing research and development efforts;
- diversion of capital and other resources;
- assumption of liabilities;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions; and
- impairment of relationships with employees and customers, or the loss of any of our key employees or customers of our target's key employees or customers, as a result of our acquisition or investment.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we make an investment in cash or use cash to pay for all or a portion of an acquisition, our cash reserves would be reduced which could negatively impact the growth of our business or our ability to develop new products. However, if we pay the consideration with shares of common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. We cannot forecast the number, timing or size of future strategic investments or acquisitions, or the effect that any such investments or acquisitions might have on our operations or financial results.

We are dependent on key employees and the loss of any of these employees could negatively impact our business.

Our future success and ability to compete is substantially dependent on our ability to identify, hire, train and retain highly qualified key personnel. The market for key employees in the semiconductor industry can be competitive. None of our key employees is bound by an employment agreement, meaning our relationships with all of our key employees are at will. The loss of the services of any of these employees without an adequate replacement or our inability to hire new employees as needed could delay our product development efforts, harm our ability to sell our products or otherwise negatively impact our business.

Our operating expenses are relatively fixed and we may not be able to reduce operating expenses quickly in response to any revenue shortfalls.

Our operating expenses, which are comprised of research and development expenses and sales, general and administrative expenses, represented 25%, 28% and 24% of our total revenue during fiscal years 2008, 2007 and 2006, respectively. Operating expenses included non-cash stock-based compensation expense of $122.5 million and $108.5 million in fiscal years 2008 and 2007, respectively, related to non-cash stock based compensation which we began to record in the first quarter of fiscal year 2007 as a result of our adoption of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment.* Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any unanticipated revenue shortfalls. Further, some of our operating expenses, like non-cash stock-based compensation expense can only be adjusted over a longer period of time and cannot be reduced during a quarter. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results would be negatively impacted.

Expensing employee stock options materially and adversely affects our reported operating results and could also adversely affect our competitive position.

Since inception, we have used stock options and our employee stock purchase program as fundamental components of our compensation packages. We believe that these incentives directly motivate our employees and, through the use of vesting, encourage our employees to remain with us. As a result of adjustments arising from our restatement related to stock option grant dates, our operating results for fiscal years prior to fiscal year 2007 contain recorded amounts of stock-based compensation expense. For our fiscal years 2000 through 2006, this stock-based compensation expense was calculated using primarily the intrinsic value-based method under Accounting Principles Board Opinion No. 25, or APB 25, *Accounting for Stock Issued to Employees and related interpretations.*

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R) which requires the measurement and recognition of compensation expense for all stock-based compensation payments. SFAS No. 123(R) requires that we record compensation expense for stock options and our employee stock purchase plan using the fair value of those awards. During the fiscal years 2008 and 2007 we recorded $133.4 million and $116.7 million, respectively, related to non-cash stock-based compensation, resulting from our compliance with SFAS No. 123(R), which negatively impacted our operating results. We believe that SFAS No. 123(R) will continue to negatively impact our operating results.

To the extent that SFAS No. 123(R) makes it more expensive to grant stock options or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement and may make it difficult to attract retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

We may be required to record a charge to earnings if our goodwill or amortizable intangible assets become impaired, which could negatively impact our operating results.

Under accounting principles generally accepted in the United States, we review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. The carrying value of our goodwill or amortizable assets may not be recoverable due to factors such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry or in any of our business units. Estimates of future cash flows are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, if one of our business units does not meet its near-term and longer-term forecasts, the goodwill assigned to the business unit could be impaired. We may be required to record a charge to earnings in our financial statements during a period in which an impairment of our goodwill or amortizable intangible assets is determined to exist, which may negatively impact our results of operations.

Our operating results are unpredictable and may fluctuate, and if our operating results are below the expectations of securities analysts or investors, the trading price of our stock could decline.

Many of our revenue components fluctuate and are difficult to predict, and our operating expenses are largely independent of revenue. Therefore, it is difficult for us to accurately forecast revenue and profits or losses in any particular period.

Any one or more of the risks discussed in this Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. Similarly, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year.

As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

Risks related to Market Conditions

We are exposed to fluctuations in the market values of our portfolio investments and in interest rates.

At January 27, 2008 and January 28, 2007, we had $1.81 billion and $1.12 billion, respectively, in cash, cash equivalents and marketable securities. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. As of January 27, 2008, we did not have any investments in auction-rate preferred securities. These investments are denominated in United States dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in income statement due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced issues during the third and fourth quarter of calendar 2007, leading to liquidity disruption in the market. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine some of our investments are impaired, which could adversely impact our financial results. As of January 27, 2008, we did not have any issuer concentration in excess of 10% of our investment portfolio. However, our investments in the financial sector and government agencies accounted for approximately 46% and 22%, respectively, of our total investment portfolio. If the fair value of our investments in these sectors was to decline by 2%-5%, it would result in changes in fair market values for these investments by approximately $22-$54 million.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. Our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States. We generated 89%, 86% and 84% of total revenues for fiscal years 2008, 2007 and 2006, respectively, from sales to customers outside the United States and other Americas. As of January 27, 2008, we had offices in twelve countries outside of the United States. The manufacture, assembly, test and packaging of our products outside of the United States, operation of offices outside of the United States, and sales to customers internationally subjects us to a number of risks, including:

- international economic and political conditions, such as political tensions between countries in which we do business;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- complying with a variety of foreign laws;
- differing legal standards with respect to protection of intellectual property and employment practices;
- cultural differences in the conduct of business;
- inadequate local infrastructure that could result in business disruptions;
- exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;
- financial risks such as longer payment cycles, difficulty in collecting accounts receivable and fluctuations in currency exchange rates;
- imposition of additional taxes and penalties; and
- other factors beyond our control such as terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

Our international operations in Australia, Taiwan, Japan, Korea, China, Hong Kong, India, France, Russia, Germany, Finland and the United Kingdom are subject to many of the above listed risks. We intend to continue to expand our existing operations and expect to open other international offices. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

The economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. All of our international sales to date have been denominated in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

If our products do not continue to be adopted by the desktop PC, notebook PC, workstation, high-performance computing, PMP, PDA, cellular handheld devices, and video game console markets or if the demand for new and innovative products in these markets decreases, our business and operating results would suffer.

Our success depends in part upon continued broad adoption of our processors for 3D graphics and multimedia in desktop PC, notebook PC, workstation, high-performance computing, PMP, PDA, cellular handheld devices, and video game console applications. The market for processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Broad market acceptance is difficult to achieve and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. Our GPU and MCP businesses together comprised of approximately 79%, 77% and 74% of revenue for fiscal years 2008, 2007 and 2006, respectively. As such, our financial results would suffer if for any reason our current or future GPUs or MCPs do not continue to achieve widespread adoption by the PC market. If we are unable to complete the timely development of new products or if we were unable to successfully and cost-effectively manufacture and deliver products that meet the requirements of the desktop PC, notebook PC, workstation, high-performance computing, PMP, PDA, cellular phone, and video game console markets, we may experience a decrease in revenue which could negatively impact our operating results.

Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers, OEMs, ODMs, add-in-card and motherboard manufacturers, system builders and consumer electronics companies, do not continue to design products that require more advanced or efficient processors and/or the market does not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline. Decreased sales of our products for these markets could negatively impact our revenue and our financial results.

We are dependent on the PC market and its rate of growth in the future may have a negative impact on our business.

We derive and expect to continue to derive the majority of our revenue from the sale or license of products for use in the desktop PC and notebook PC markets, including professional workstations. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, may reduce demand for our products. These changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

Our business is cyclical in nature and an industry downturn could harm our financial results.

Our business is directly affected by market conditions in the highly cyclical semiconductor industry, including alternating periods of overcapacity and capacity constraints, variations in manufacturing costs and yields, significant expenditures for capital equipment and product development, and rapid technological change. If we are unable to respond to changes in our industry, which can be unpredictable and rapid, in an efficient and timely manner, our operating results could suffer. In particular, from time to time, the semiconductor industry has experienced significant and sometimes prolonged downturns characterized by diminished product demand, increased inventory levels and accelerated erosion of average selling prices. If we cannot take appropriate actions such as reducing our manufacturing or operating costs to sufficiently offset declines in demand, increased inventories, or decreased selling prices during a downturn, our revenue and operating results will suffer.

Risks Related to Regulatory and other Legal Matters

The United States Department of Justice's pending investigation into the market for graphics processors and the ongoing civil actions could adversely affect our business.

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to GPUs and cards. No specific allegations have been made against us. We are cooperating with the DOJ in its investigation.

As of March 5, 2008, 55 civil complaints have been filed against us. The majority of the complaints were filed in the Northern District of California, several were filed in the Central District of California, and other cases were filed in several other Federal district courts. On April 18, 2007, the Judicial Panel on Multidistrict Litigation transferred the actions currently pending outside of the Northern District of California to the Northern District of California for coordination of pretrial proceedings before the Honorable William H. Alsup. By agreement of the parties, Judge Alsup will retain jurisdiction over the consolidated cases through trial or other resolution.

In the consolidated proceedings, two groups of plaintiffs (one representing all direct purchasers of graphic processing units, or GPUs, and the other representing all indirect purchasers) filed consolidated, amended class-action complaints. These complaints purport to assert federal antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and ATI Technologies, Inc., or ATI and AMD, as a result of its acquisition of ATI. The indirect purchasers' consolidated amended complaint also asserts a variety of state law antitrust, unfair competition and consumer protection claims on the same allegations, as well as a common law claim for unjust enrichment.

Plaintiffs filed their first consolidated complaints on June 14, 2007. On July 16, 2007, we moved to dismiss those complaints. The motions to dismiss were heard by Judge Alsup on September 20, 2007. The Court subsequently granted and denied the motions in part, and gave the plaintiffs leave to move to amend the complaints. On November 7, 2007, the Court granted plaintiffs' motion to file amended complaints, ordered defendants to answer the complaints, lifted a previously entered stay on discovery, and set a trial date for January 12, 2009. Discovery is underway and plaintiffs are currently required to file any motion for class certification by April 24, 2008. We believe the allegations in the complaints are without merit and intend to vigorously defend the cases. Costs of defense and any damages resulting from a ruling against us or a settlement of the litigation could adversely affect our business.

The matters relating to the Board's review of our historical stock option granting practices and the restatement of our consolidated financial statements have resulted in litigation, which could harm our financial results.

On August 10, 2006, we announced that the Audit Committee of our Board, with the assistance of outside legal counsel, was conducting a review of our stock option practices covering the time from our initial public offering in 1999, our fiscal year 2000, through June 2006. The Audit Committee reached the conclusion that incorrect measurement dates were used for financial accounting purposes for stock option grants in certain prior periods. As a result, we recorded additional non-cash stock-based compensation expense, and related tax effects, related to stock option grants.

The Audit Committee's review of our historic stock option practices identified a number of occasions on which the measurement date used for financial accounting and reporting purposes for stock options granted to certain of our employees was different from the actual grant date. To correct these accounting errors, we amended our Annual Report on Form 10-K for the year ended January 29, 2006 and our Quarterly Report on Form 10-Q for the three months ended April 30, 2006 to restate the consolidated financial statements contained in those reports. This review of our historical stock option granting practices and subsequent restatement required us to incur substantial expenses for legal, accounting, tax and other professional services and diverted our management's attention from our business.

Additionally, the review and the resulting restatement of our prior financial statements have exposed us to greater risks associated with litigation. Ten derivative complaints have been filed in state and federal court pertaining to allegations relating to stock option grants. We cannot assure you that these or future similar complaints, or any future litigation or regulatory action will result in the same conclusions reached by the Audit Committee. On August 5, 2007, our Board authorized the formation of a Special Litigation Committee to investigate, evaluate, and make a determination as to how we should proceed with respect to the claims and allegations asserted in the underlying derivative cases brought on behalf of NVIDIA. Currently, the Special

Litigation Committee's review is ongoing. The conduct and resolution of these matters will be time consuming, expensive and could distract our management's attention from the conduct of our business. Furthermore, if we are subject to adverse rulings, we could be required to pay damages or penalties or have other remedies imposed upon us which could harm our business, financial condition, results of operations and cash flows.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.

We expect that as the number of issued hardware and software patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may increase. We may become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement. An unfavorable ruling could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

In addition, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If we have to initiate litigation in order to protect our intellectual property, our operating expenses may increase which could negatively impact our operating results. Our failure to effectively protect our intellectual property could harm our business.

If infringement claims are made against us or our products are found to infringe a third parties' patent or intellectual property, we or one of our indemnified customers may have to seek a license to the third parties' patent or other intellectual property rights. However, we may not be able to obtain licenses at all or on terms acceptable to us particularly from our competitors. If we or one of our indemnified customers is unable to obtain a license from a third party for technology that we use or that is used in one of our products, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments, or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

We are a party to litigation, which, if determined adversely to us, could adversely affect our cash flow and financial results.

We are a party to litigation. There can be no assurance that any litigation to which we are a party will be resolved in our favor. Any claim that is successfully asserted against us may cause us to pay substantial damages, including punitive damages, and other related fees. Regardless of whether lawsuits are resolved in our favor or if we are the plaintiff or the defendant in the litigation, any lawsuits to which we are a party will likely be expensive and time consuming to defend or resolve. Such lawsuits could also harm our relationships with existing customers and result in the diversion of management's time and attention away from business operations, which could harm our business. Costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Our operating results may be adversely affected if we are subject to unexpected tax liabilities.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected. In addition, our future effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws or changes in the interpretation of tax laws.

Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. For example, we are subject to the European Union Directive on Restriction of Hazardous Substances Directive, or RoHS Directive, that restricts the use of a number of substances, including lead, and other hazardous substances in electrical and electronic equipment in the market in the European Union. We could face significant costs and liabilities in connection with the European Union Directive on Waste Electrical and Electronic Equipment, or WEEE. The WEEE directs members of the European Union to enact laws, regulations, and administrative provisions to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the market after August 15, 2005.

It is possible that unanticipated supply shortages, delays or excess non-compliant inventory may occur as a result of the RoHS Directive, WEEE, and other domestic or international environmental regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences including costs, fines, suspension of production, excess inventory, sales limitations, criminal and civil liabilities and could impact our ability to conduct business in the countries or states that have adopted these types of regulations.

While we believe that we have adequate internal control over financial reporting, if we or our independent registered public accounting firm determines that we do not, our reputation may be adversely affected and our stock price may decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to audit the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and testing companies' internal controls, remains subject to some judgment. To date, we have incurred, and we expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in our internal controls, there can be no assurance that we will be able to remediate that material weakness in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

Changes in financial accounting standards or interpretations of existing standards could affect our reported results of operations.

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States. These principles are constantly subject to review and interpretation by the Securities and Exchange Commission, or, SEC, and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions.

Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of our Board to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;
- a classified Board; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters complex is located on a leased site in Santa Clara, California and is comprised of six buildings. Additionally, we lease three other buildings in Santa Clara with one used as warehouse space and the other two used as lab space. Outside of Santa Clara, we lease space in Austin and Houston, Texas; Berkeley, California; Beaverton, Oregon; Bedford, Massachusetts; Bellevue and Kirkland, Washington; Madison, Alabama; Durham, North Carolina; Greenville, South Carolina; and Fort Collins, Colorado. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in Hsin Chu City and Taipei, Taiwan; Tokyo, Japan; Seoul, Korea; Beijing, Shanghai, and Shenzhen, China; Wanchai, and Shatin, New Territories, Hong Kong; Bangalore, Hyderabad, Mumbai and Pune, India; Paris, France; Moscow, Russia; Berlin, Munich and Wurselen, Germany; Helsinki, Finland and Theale and London, United Kingdom; Melbourne, Australia. These facilities are used primarily to support our customers and operations and as sales and administrative offices. The office lease spaces in Wurselen, Germany, Shenzhen and Shanghai, China and Bangalore, Pune and Hyderabad, India are used primarily as design centers. Additionally, we own the building in Hyderabad, India, which is being used primarily as a design center.

Subsequent to the end of fiscal year 2008, on February 14, 2008, we closed escrow on a purchase of property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California for approximately $150.0 million.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 12 of the Notes to the Consolidated Financial Statements under the subheading "Lease Obligations," which information is hereby incorporated by reference.

ITEM 3. LEGAL PROCEEDINGS

3dfx

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx which closed on April 18, 2001.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, Carlyle Fortran Trust, or Carlyle. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, CarrAmerica Realty Corporation. The landlords' complaints both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer. The landlords' sought to recover money damages, including amounts owed on their leases with 3dfx in the aggregate amount of approximately $15 million. In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy

Court for the Northern District of California. In January 2003, the landlords' actions were removed to the United States Bankruptcy Court for the Northern District of California and consolidated, for purposes of discovery, with a complaint filed against NVIDIA by the Trustee in the 3dfx bankruptcy case. Upon motion by NVIDIA in 2005, the District Court withdrew the reference to the Bankruptcy Court for the landlords' actions, which were removed to the United States District Court for the Northern District of California. The Trustee's lawsuit remained in the Bankruptcy Court. On November 10, 2005, the District Court granted our motion to dismiss the landlords' respective amended complaints and allowed the landlords until February 4, 2006 to amend their complaints. The landlords re-filed claims against NVIDIA in early February 2006, and NVIDIA again filed motions requesting the District Court to dismiss those claims. On September 29, 2006, the District Court dismissed the CarrAmerica action in its entirety and without leave to amend. The District Court found, among other things, that CarrAmerica lacked standing to bring the lawsuit and that standing rests exclusively with the bankruptcy Trustee. On October 27, 2006, CarrAmerica filed a notice of appeal from that order. On December 15, 2006, the District Court also dismissed the Carlyle action in its entirety, finding that Carlyle also lacked standing to pursue its claims, and that certain claims were substantively unmeritorious. Carlyle filed a notice of appeal from that order on January 9, 2007. Both landlords' appeals are pending before the United States Court of Appeals for the Ninth Circuit, and briefing on both appeals has been consolidated. NVIDIA has filed motions to recover its litigation costs and attorneys fees against both Carlyle and CarrAmerica. The District Court has postponed consideration of those motions until after the appeals are resolved.

In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Bankruptcy Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Bankruptcy Court denied the Trustee's Motion for Summary Adjudication in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108.0 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108.0 million. In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. However, the conditional settlement never progressed substantially through the confirmation process.

On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? At the conclusion of the evidence, the Bankruptcy Court asked the parties to submit post-trial briefing. That briefing was completed on May 25, 2007, and the Bankruptcy Court's decision is still pending.

Following the Trustee's filing of a Form 8-K on behalf of 3dfx, in which the Trustee disclosed the terms of the conditional settlement agreement between NVIDIA and the Creditor's Committee, certain shareholders of 3dfx filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. That petition was granted and an Equity Holders' Committee was appointed. Since that appointment, the Equity Holders' Committee has filed a competing plan of reorganization/liquidation. The Equity Holders' Committee's plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts. The Equity Holders' Committee contends that the commitment by an investor to pay in equity capital is sufficient to trigger NVIDIA's obligations under the APA to pay the stock consideration. NVIDIA contends, among other things, that such a commitment is not sufficient and that its obligation to pay the stock consideration has been extinguished. By virtue of stock splits since the execution of the APA, the stock consideration would now total six million shares of NVIDIA common stock. The Equity Holders' Committee filed a motion with the Bankruptcy Court seeking an order giving it standing to bring a lawsuit to obtain the stock consideration. Over our objection, the Bankruptcy Court granted that motion on May 1, 2006 and the Equity Holders' Committee filed its Complaint for Declaratory Relief against NVIDIA that same day. NVIDIA moved to dismiss the Complaint for Declaratory Relief, and the Bankruptcy Court granted that motion with leave to amend. The Equity Committee thereafter amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. At a hearing on December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Holders' Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Holders' Committee seeks a determination that the APA was not terminated before 3dfx filed for bankruptcy protection, that the 3dfx bankruptcy estate still holds some rights in the APA, and that the APA is capable of being assumed by the bankruptcy estate. Because of the trial of the Trustee's fraudulent transfer claims against NVIDIA, the Equity Committee's lawsuit has not progressed substantially in 2007. The next status conference is not scheduled until July 31, 2008. In addition, the Equity Holders Committee filed a motion seeking Bankruptcy Court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment firm that has conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the Bankruptcy Court approved the proposed protections.

Proceedings, SEC inquiry and lawsuits related to our historical stock option granting practices

In June 2006, the Audit Committee of the Board of NVIDIA, or the Audit Committee, began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our full Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes.

We voluntarily contacted the SEC regarding the Audit Committee's review. In late August 2006, the SEC initiated an inquiry related to our historical stock option grant practices. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review. In November 2006, we voluntarily provided the SEC with additional documents. We continued to cooperate with the SEC throughout its inquiry. On October 26, 2007, the SEC formally notified us that the SEC's investigation concerning our historical stock option granting practices had been terminated and that no enforcement action was recommended.

Concurrently with our internal review and the SEC's inquiry, since September 29, 2006, ten derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. The California Superior Court cases have been consolidated and plaintiffs filed a consolidated complaint on April 23, 2007. Plaintiffs in the Delaware action filed an Amended Shareholder Derivative Complaint on February 12, 2008. Plaintiffs in the federal action filed a Second Amended Consolidated Verified Shareholders Derivative Complaint on March 18, 2008. All of the cases purport to be brought derivatively on behalf of NVIDIA against members of our Board and several of our current and former officers and directors. Plaintiffs in these actions allege claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, and constructive fraud. The Northern District of California action also alleges violations of federal provisions, including Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. The plaintiffs seek to recover for NVIDIA, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief. We intend to take all appropriate action in response to these complaints. Between May 14, 2007 and May 17, 2007, we filed several motions to dismiss or to stay the federal, Delaware and Santa Clara actions. The Delaware motions were superseded when the Delaware plaintiffs filed the Amended Shareholder Derivative Complaint on February 28, 2008. The federal motions were superseded when the federal plaintiffs filed the Second Amended Consolidated Verified Shareholders Derivative Complaint on March 18, 2008. We have not yet responded to either of these Complaints. The Santa Clara motion to stay was denied without prejudice and the parties are currently engaged in discovery-related proceedings.

On August 5, 2007, our Board authorized the formation of a Special Litigation Committee to investigate, evaluate, and make a determination as to how NVIDIA should proceed with respect to the claims and allegations asserted in the underlying derivative cases brought on behalf of NVIDIA. Currently, the Special Litigation Committee's investigation is ongoing.

Department of Justice Subpoena and Investigation, and Civil Cases

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to GPUs and cards. No specific allegations have been made against us. We are cooperating with the DOJ in its investigation.

As of March 5, 2008, 55 civil complaints have been filed against us. The majority of the complaints were filed in the Northern District of California, several were filed in the Central District of California, and other cases were filed in several other Federal district courts. On April 18, 2007, the Judicial Panel on Multidistrict Litigation transferred the actions currently pending outside of the Northern District of California to the Northern District of California for coordination of pretrial proceedings before the Honorable William H. Alsup. By agreement of the parties, Judge Alsup will retain jurisdiction over the consolidated cases through trial or other resolution.

In the consolidated proceedings, two groups of plaintiffs (one representing all direct purchasers of graphic processing units, or GPUs, and the other representing all indirect purchasers) filed consolidated, amended class-action complaints. These complaints purport to assert federal antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and ATI Technologies, Inc., or ATI, and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI. The indirect purchasers' consolidated amended complaint also asserts a variety of state law antitrust, unfair competition and consumer protection claims on the same allegations, as well as a common law claim for unjust enrichment.

Plaintiffs filed their first consolidated complaints on June 14, 2007. On July 16, 2007, we moved to dismiss those complaints. The motions to dismiss were heard by Judge Alsup on September 20, 2007. The Court subsequently granted and denied the motions in part, and gave the plaintiffs leave to move to amend the complaints. On November 7, 2007, the Court granted plaintiffs' motion to file amended complaints, ordered defendants to answer the complaints, lifted a previously entered stay on discovery, and set a trial date for January 12, 2009. Discovery is underway and plaintiffs are currently required to file any motion for class certification by April 24, 2008. We believe the allegations in the complaints are without merit and intend to vigorously defend the cases.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal year 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 14, 2008, we had approximately 449 registered stockholders, not including those shares held in street or nominee name. The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the NASDAQ Global Select Market:

	High	Low
Fiscal year ending January 25, 2009		
First Quarter (through March 14, 2008)	$27.59	$18.12
Fiscal year ended January 27, 2008		
Fourth Quarter	$38.20	$22.33
Third Quarter (1)	$39.67	$27.00
Second Quarter (1)	$31.89	$21.47
First Quarter (1)	$23.27	$18.69
Fiscal year ended January 28, 2007		
Fourth Quarter (1)	$25.97	$20.60
Third Quarter (1)	$23.06	$13.90
Second Quarter (1)	$21.25	$11.45
First Quarter (1)	$20.56	$14.29

(1) Reflects a three-for-two stock split effective on September 10, 2007 and a two-for-one stock split effective on April 6, 2006.

Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

Issuer Purchases of Equity Securities

During fiscal year 2005, we announced that our Board of Directors, or Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. During fiscal year 2007, the Board further approved an increase of $400 million to the original stock repurchase program. In fiscal year 2008, we announced a stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $1.7 billion.

Form 10-K

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

During the fiscal year ended January 27, 2008, we entered into structured share repurchase transactions to repurchase 18.9 million shares for $499.4 million, which we recorded on the trade date of the transactions. In addition, we repurchased 1.8 million shares for $53.1 million in the open market in privately negotiated transactions. Through January 27, 2008, we had repurchased 61.7 million shares under our stock repurchase program for a total cost of $1.04 billion.

Subsequent to January 27, 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $123.9 million that we expect to settle prior to the end of our first quarter of fiscal year 2009 ending on April 27, 2008.

Period:	Total Number of Shares Purchased	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans of Programs [3]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 29, 2007 through November 25, 2007	3,874,190	$34.97	3,874,190	$701,949,311
November 26, 2007 through December 23, 2007 ..	320,500	$29.78	320,500	$692,406,159
December 24, 2007 through January 27, 2008	1,511,297	$21.87	1,511,297	$659,356,907
Total	5,705,987	$31.21	5,705,987	

(1) On August 9, 2004, we announced that our Board had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300.0 million. On March 6, 2006, we announced that the Board had approved a $400.0 million increase to the original stock repurchase program. Subsequently, on May 21, 2007, we announced a stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $1.7 billion on the open market, in negotiated transactions or through structured stock repurchase agreements that may be made in one or more larger repurchases.

(2) Represents weighted average price paid per share during the quarter ended January 27, 2008.

(3) As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. During the three months ended January 27, 2008, we entered into a structured share repurchase transaction to repurchase 3.9 million shares for $125.0 million which we recorded on the trade date of the transaction. In addition, we repurchased 1.8 million shares for $53.1 million in the open market, in privately negotiated transactions. Subsequent to January 27, 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $123.9 million that we expect to settle prior to the end of our first quarter of fiscal year 2009 ending on April 27, 2008.

Stock Performance Graphs

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the five years ended January 27, 2008. The graph assumes that $100 was invested on January 24, 2003 in our common stock or on January 31, 2003 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, The S & P 500 Index
And The S & P Semiconductors Index



$800
$700
$600
$500
$400
$300
$200
$100
$0
1/24/03
1/25/04
1/30/05
1/29/06
1/28/07
1/27/08
NVIDIA Corporation
S & P 500
S & P Semiconductors

	1/24/2003	1/25/2004	1/30/2005	1/29/2006	1/28/2007	1/27/2008
NVIDIA Corporation	$100.00	$227.04	$224.98	$454.77	$618.88	$735.99
S & P 500	$100.00	$134.57	$142.96	$157.79	$180.70	$176.52
S & P Semiconductors	$100.00	$199.05	$149.60	$172.97	$162.86	$151.77

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the period commencing with our initial public offering through the year ended January 27, 2008. The graph assumes that $100 was invested at our initial public offering on January 21, 1999 in our common stock or on December 31, 1998 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 9 YEAR CUMULATIVE TOTAL RETURN*

Among NVIDIA Corporation, The S & P 500 Index
And The S & P Semiconductors Index



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1/21/99
1/31/99
1/30/00
1/28/01
1/27/02
1/24/03
1/25/04
1/30/05
1/29/06
1/28/07
1/27/08
NVIDIA Corporation
S & P 500
S & P Semiconductors

	1/21/1999	1/31/1999	1/30/2000	1/28/2001	1/27/2002	1/24/2003	1/25/2004	1/30/2005	1/29/2006	1/28/2007	1/27/2008
NVIDIA Corporation ..	$100.00	$158.33	$311.46	$846.88	$2,182.33	$339.00	$769.67	$762.67	$1,541.67	$2,098.00	$2,495.00
S&P 500	$100.00	$104.18	$114.96	$113.93	$ 95.53	$ 73.54	$ 98.97	$105.13	$ 116.05	$ 132.89	$ 129.82
S&P Semiconductors	$100.00	$119.64	$180.33	$145.17	$ 112.96	$ 50.00	$ 99.52	$ 74.79	$ 86.48	$ 81.43	$ 75.88

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of income data for the years ended January 27, 2008, January 28, 2007 and January 29, 2006 and the consolidated balance sheet data as of January 27, 2008 and January 28, 2007 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The consolidated statement of income data for the year ended January 30, 2005 and January 25, 2004 and the consolidated balance sheet data as of January 30, 2005, are derived from audited consolidated financial statements and the notes thereto which are not included in this Annual Report on Form 10-K. The consolidated balance sheet data as of January 25, 2004 is derived from unaudited consolidated financial statements which are not included in this Annual Report on Form 10-K.

	Year Ended				
	January 27, 2008 (C)	January 28, 2007 (B, C)	January 29, 2006 (D)	January 30, 2005	January 25, 2004 (C, E)
	(In thousands, except per share data)				
Consolidated Statement of Income Data:					
Revenue	$4,097,860	$3,068,771	$2,375,687	$2,010,033	$1,822,945
Income from operations	$ 836,346	$ 453,452	$ 336,664	$ 95,176	$ 49,788
Net income	$ 797,645	$ 448,834	$ 301,176	$ 88,615	$ 48,630
Basic net income per share	$ 1.45	$ 0.85	$ 0.59	$ 0.18	$ 0.10
Diluted net income per share	$ 1.31	$ 0.76	$ 0.55	$ 0.17	$ 0.09
Shares used in basic per share computation (A)	550,108	528,606	509,070	498,186	482,772
Shares used in diluted per share computation (A)	606,732	587,256	548,556	527,436	516,162

	January 27, 2008	January 28, 2007	January 29, 2006	January 30, 2005	January 25, 2004
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$1,809,478	$1,117,850	$ 950,174	$ 670,045	$ 604,043
Total assets	$3,747,671	$2,675,263	$1,954,687	$1,663,551	$1,452,040
Capital lease obligations, less current portion	$ —	$ —	$ —	$ —	$ 856
Total stockholders' equity	$2,617,912	$2,006,919	$1,495,992	$1,221,091	$1,089,493
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(A) Reflects a three-for-two stock-split effective September 10, 2007 and a two-for-one stock-split effective April 6, 2006.

(B) Fiscal year 2007 included a charge of $17.5 million associated with a confidential patent licensing arrangement.

(C) Fiscal years 2008, 2007 and 2004 include a charge of $4.0 million, $13.4 million and $3.5 million towards in-process research and development expense related to our purchase of Mental Images Inc., PortalPlayer Inc. and MediaQ Inc., respectively, that had not yet reached technological feasibility and have no alternative future use.

(D) Fiscal year 2006 included a charge of $14.2 million related to settlement costs associated with two litigation matters, 3dfx and American Video Graphics, LP, or AVG.

(E) Fiscal 2004 included a charge of $13.1 million in connection with our convertible subordinated debenture redemption.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

Overview

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphics processing unit, or the GPU. Our products are designed to generate realistic, interactive graphics on consumer and professional computing devices. We serve the entertainment and consumer market with our GeForce products, the professional design and visualization market with our Quadro products, and the high-performance computing market with our NVIDIA Tesla products. We have four major product-line operating segments: the GPU business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB.

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business is comprised of NVIDIA nForce core logic and motherboard GPU products. Our CPB is comprised of our GoForce and APX mobile brands and products that support handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize NVIDIA processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*. The contents of our website are not a part of this Form 10-K.

Seasonality

Our industry is largely focused on the consumer products market. Due to the seasonality in this market, we typically expect to see stronger revenue performance in the second half of the calendar year related to the back-to-school and holiday seasons.

Recent Developments, Future Objectives and Challenges

GPU Business

During fiscal year 2008, our GeForce product was the share leader in the Standalone Desktop GPU and Standalone Notebook GPU categories for calendar year 2007 as reported in the 2007 Fourth Quarter PC Graphics Report from Mercury Research. Additionally, we maintained our leadership position in both the DirectX9 and DirectX10 generation of standalone desktop GPUs.

During fiscal year 2008, we launched several new GPUs, adding the NVIDIA GeForce 8800 Ultra, 8800 GT, 8600, 8500, and 8300 to our GeForce 8-series of GPUs, which previously included the 8800 GTX and 8800 GTS. The success of these products helped us grow our share in the Standalone Desktop GPU category from

52% in the fourth quarter of calendar 2006 to 64% in the fourth quarter of calendar 2007, according to the Mercury Research 2006 and 2007 Fourth Quarter PC Graphics Reports, respectively.

During fiscal year 2008, we also launched our PureVideo HD technology, which is a video decode and post processing technology for Blu-ray and HD DVD.

During the second quarter of fiscal year 2008, we launched a new family of GeForce 8M Series notebook GPUs. We also supported the production ramp of top notebook PC OEMs, including Acer, Apple, ASUS, Dell, HP, Lenovo, Samsung, Sony and Toshiba. We experienced a high degree of design-win success for the Intel Santa Rosa platform cycle during fiscal year 2008, which helped our standalone notebook category share grow from 58% in the fourth quarter of calendar 2006 to 75% in the fourth quarter of calendar 2007, according to the Mercury Research 2006 and 2007 Fourth Quarter PC Graphics Reports.

Subsequent to the end of fiscal year 2008, on February 11, 2008, we completed our acquisition of Aegia Technologies, Inc., or Aegia, an industry leader in gaming physics technology. Ageia's PhysX software is widely adopted in several PhysX-based games that are shipping or in development on Sony Playstation 3, Microsoft XBOX 360, Nintendo Wii, and gaming PCs. We believe that the combination of the GPU and physics engine brands will result in an enhanced visual experience of the gaming world.

Professional Solutions Business

During fiscal year 2008, we launched seven new Quadro solutions, including the Quadro FX 370 and 570. In the first quarter of fiscal year 2008, we expanded our NVIDIA Quadro Plex family with the introduction of the NVIDIA Quadro Plex VCS IV, a new version of the NVIDIA Quadro Plex visual computing system, or VCS, which provides enhanced performance for a wide range of high-performance, graphics-intensive styling and design, oil and gas, and scientific applications. Additionally, in the first quarter of fiscal year 2008, we launched the NVIDIA Quadro FX 4600 and NVIDIA Quadro FX 5600 products, which are professional solutions based on our GeForce 8-series unified architecture. During the second quarter of fiscal year 2008, we also introduced a new line of notebook workstation GPUs, the NVIDIA Quadro FX 1600M, 570M and 360M.

In fiscal year 2008, we also introduced NVIDIA Tesla, our entry into the high-performance computing industry. Tesla is a new family of GPU computing products that delivers processing capabilities for high-performance computing applications. The Tesla family consists of the C870 GPU computing processor, the D870 Deskside Supercomputer and the S870 1U Computing Server.

In fiscal year 2008, we completed our acquisition of Mental Images, an industry leader in photorealistic rendering technology. Mental Images' Mental Ray product is considered by many to be the most pervasive ray tracing renderer in the industry. Mental Images visualization technology is embedded in most major digital content creation, or DCC, and computer aided design, or CAD, applications, and its rendering technology is deployed by major manufacturers and film studios. We believe that this strategic combination will enable the development of tools and technologies that will advance the state of visualization, will be optimized for next generation computing architectures, and will create new product categories for both hardware and software.

MCP Business

In fiscal year 2008, we announced a new technology named Hybrid SLI. We named it hybrid because this technology combines a powerful as well as an energy-efficient engine, and of Scalable Link Interface, or SLI, because it is our multi-GPU technology. The technology is application aware so, depending on the processing demands of each application running on the host PC, the discrete GPU may be completely shut-down in order to save power.

During fiscal year 2008, our NVIDIA nForce products held the leadership position for the AMD segment, as reported in the 2007 Fourth Quarter PC Processor and Chipsets Report from Mercury Research.

During the third quarter of fiscal year 2008, we shipped our first single-chip motherboard GPUs, or mGPUs, for Intel-processor-based desktop PCs. The GeForce 7000 mGPU family delivers the performance of an entry-level discrete GPU when compared against traditional integrated graphics solutions.

During the first quarter of fiscal year 2008, we shipped the GeForce 7050 mGPU, which targets the lower cost categories of the market.

During the first quarter of fiscal year 2008, we extended the reach of SLI technology into the performance category with the launch of our NVIDIA nForce 650i SLI, 680i LT SLI and 680i Ultra MCP products for Intel.

Consumer Products Business

During the first quarter of fiscal year 2008, we unveiled our first applications processor – the GoForce 6100. The GoForce 6100 is designed for next generation PMPs, and multimedia smart phones. We began to ship the GoForce 6100 during the second quarter of fiscal year 2008.

Subsequent to fiscal year 2008, in February 2008, we launched the NVIDIA APX 2500. The APX 2500 is a computer-on-a-chip designed to meet the growing multimedia demands of today's mobile phone user. The APX 2500 is the culmination of several hundred man years of research and development. We believe that the mobile application processor is an area where we can add a significant amount of value and we also believe it represents a revenue growth opportunity.

Gross Margin Improvement

We continued to focus on improving our gross margin in fiscal year 2008. Our gross margin was 45.6% for fiscal year 2008, an increase of 320 basis points from our gross margin of 42.4% for fiscal year 2007.

Our gross margin is significantly impacted by the mix of products that we earn revenue from during each of our fiscal periods. Product mix is often difficult to estimate with accuracy. Therefore, if we achieve significant revenue growth in our lower margin product lines, or if we are unable to earn as much revenue as we expect from higher margin product lines, our gross margin may be negatively impacted. We expect gross margin will be relatively flat to slightly up during the first quarter of fiscal year 2009 as compared to the fourth quarter of fiscal year 2008.

Subsequent Event

Property Purchase

On February 14, 2008, we closed escrow on a purchase of property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California for approximately $150.0 million.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, income taxes, and goodwill. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, or Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-09. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on general estimated exposure. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. Furthermore, there can be no assurance that we will be able to obtain credit insurance in the future. Our current credit insurance agreement expires on December 31, 2009.

As of January 27, 2008, our allowance for doubtful accounts receivable was $1.0 million and our gross accounts receivable balance was $686.2 million. Of the $686.2 million, $180.7 million was covered by credit insurance and $17.1 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. As a percentage of our gross accounts receivable balance, our allowance for doubtful accounts receivable has ranged between 0.1% and 0.3% during fiscal years 2008 and 2007. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. As of January 27, 2008, our allowance for doubtful accounts receivable represented 0.1% of our gross accounts receivable balance. If our allowance for doubtful accounts receivable balance had been recorded at the high end of the range, at 0.3% of our gross receivable balance, then our allowance for doubtful accounts receivable balance at January 27, 2008, would have been approximately $1.9 million, rather than the actual balance of $1.0 million.

Inventories

Inventory cost is computed on an adjusted standard basis; which approximates actual cost on an average or first-in, first-out basis. We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. As of January 27, 2008, our inventory reserve was $32.9 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 8.4% and 13.5% during fiscal years 2008 and 2007. As of January 27, 2008, our inventory reserve represented 8.4% of our gross inventory balance. If our inventory reserve balance had been recorded at the high end of the range, at 13.5% of our gross inventory balance, then our inventory reserve balance at January 27, 2008, would have been approximately $52.7 million, rather than the actual balance of $32.9 million. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

Income Taxes

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be permanently reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 27, 2008, we had a valuation allowance of $82.5 million. Of the total valuation allowance, $4.7 million relates to state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $77.8 million relates to state deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes more-likely-than-not, recognition of these acquired tax benefits would first reduce goodwill to zero, then reduce other non-current intangible assets related to the acquisition to zero with any remaining benefit reported as a reduction to income tax expense. We would recognize an income tax benefit during the period that the realization of the deferred tax assets related to state tax benefits becomes more-likely-than-not

In accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share Based Payment*, our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $564.1 million as of January 27, 2008. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do so on a with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

On January 29, 2007, we adopted FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes*, issued in July 2006. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. Under FIN 48 we recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The cumulative effect of adoption of FIN 48 did not result in a material adjustment to our tax liability for unrecognized income tax benefits. Our policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of implementing the FIN 48. Please refer to Note 13 of these Notes to Consolidated Financial Statements for additional information.

Goodwill

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments for the purposes of completing our Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*, impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities. We elected to perform our annual goodwill impairment review during the fourth quarter of each fiscal year. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2008 and concluded that there was no impairment. Determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The long-term financial forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.

Stock-based Compensation

Effective January 30, 2006, we adopted the provisions of SFAS No. 123(R), which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period. Stock-based compensation expense recognized during fiscal years 2008 and 2007 was $133.4 million and $116.7 million, respectively, which consisted of stock-based compensation expense related to stock options and our employee stock purchase plan. Please refer to Note 2 of the Notes to Consolidated Financial Statements for further information.

We elected to adopt the modified prospective application method beginning January 30, 2006 as provided by SFAS No. 123(R). We recognize stock-based compensation expense using the straight-line attribution method. We estimate the value of employee stock options on the date of grant using a binomial model. Prior to the adoption of SFAS No. 123(R), we recorded stock-based compensation expense equal to the amount that would have been recognized if the fair value method was used, for the purpose of the pro forma financial information provided in accordance with Statement of Financial Accounting Standards No. 123, or SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosures.*

At the beginning of fiscal year 2006, we transitioned from a Black-Scholes model to a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, vesting schedules, death and disability probabilities, expected volatility and risk-free interest. Our management determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. We began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model.

Using the binomial model, the fair value of the stock options granted under our stock option plans have been estimated using the following assumptions during the year ended January 27, 2008:

Weighted average expected life of stock options (in years)	3.8 - 5.8
Risk free interest rate	3.3% - 5.0%
Volatility	37% - 54%
Dividend yield	—

For our employee stock purchase plan we continue to use the Black-Scholes model. The fair value of the shares issued under the employee stock purchase plan has been estimated using the following assumptions during year ended January 27, 2008:

Weighted average expected life of stock options (in years)	0.5 - 2.0
Risk free interest rate	3.5% - 5.2%
Volatility	38% - 54%
Dividend yield	—

SFAS No. 123(R) also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigations, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with accounting principles generally accepted in the United States. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of income expressed as a percentage of revenue.

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
Revenue	100.0%	100.0%	100.0%
Cost of revenue	54.4	57.6	61.7
Gross profit	45.6	42.4	38.3
Operating expenses:			
Research and development	16.9	18.0	15.0
Sales, general and administrative	8.3	9.6	8.5
Settlement costs	—	—	0.6
Total operating expenses	25.2	27.6	24.1
Income from operations	20.4	14.8	14.2
Interest and other income, net	1.6	1.3	0.8
Income before income tax expense	22.0	16.1	15.0
Income tax expense	2.5	1.5	2.3
Net income	19.5%	14.6%	12.7%

Fiscal Years Ended January 27, 2008, January 28, 2007 and January 29, 2006

Revenue

We report financial information for four major product-line operating segments to our Chief Executive Officer, who is considered to be our chief operating decision maker, as follows: the GPU Business, PSB, MCP business, and CPB. Revenue in the "All Other" category is primarily derived from sales of components. Please refer to Note 14 of our Notes to Consolidated Financial Statements for further information.

Fiscal Year 2008 vs. Fiscal Year 2007

Revenue was $4.10 billion for fiscal year 2008, compared to $3.07 billion for fiscal year 2007, which represents an increase of 34%. For the first quarter of fiscal 2009, we expect a slight seasonal decline associated with the PC business, although overall, we believe our market and competitive position continues to be strong. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU Business revenue increased by 47% to $2.52 billion in fiscal year 2008, compared to $1.71 billion in fiscal year 2007. This improvement was primarily due to increased sales of our desktop GPU products and notebook GPU products. Sales of our desktop GPU products increased by approximately 38% compared to fiscal year 2007, primarily due to growth of the Standalone Desktop market as reported in the 2007 Fourth Quarter PC Graphics Report from Mercury Research. Our leadership position in the Standalone Desktop market was driven by our GeForce 8-based products. Sales of our notebook GPU products increased by approximately 114% compared to fiscal year 2007. Notebook GPU revenue growth was primarily due to share gains in the Standalone Notebook category as reported in the 2007 Fourth Quarter PC Graphics Report from Mercury Research. Our share gains in the Standalone Notebook category were primarily a result of shipments of products used in notebook PC design wins related to Intel's Santa Rosa platform used in notebooks.

PSB. PSB revenue increased by 29% to $588.4 million in fiscal year 2008, compared to $454.7 million in fiscal year 2007. Our professional workstation product sales increased due to an overall increase in shipments of boards and chips. This increase in shipments was primarily driven by our transition from previous generations of NVIDIA Quadro professional workstation products to GeForce 8-based products.

MCP Business. MCP Business revenue increased by 7% to $710.4 million in fiscal year 2008, compared to $661.5 million in fiscal year 2007. The increase resulted from an approximate 225% increase in sales of our Intel-based platform products as compared to fiscal year 2007. We began ramping up shipments of our Intel-based platform products after the third quarter of fiscal year 2007. This increase was offset by a decline in sales of our AMD-based platform products and sales of products related to our acquisition of ULi Electronics, Inc. in February 2006.

CPB. CPB revenue increased by 8% to $251.1 million in fiscal year 2008, compared to $233.2 million in fiscal year 2007. The overall increase in CPB revenue is primarily due to increased royalties from Sony Computer Entertainment, or SCE, but was offset by decreases in revenue from our cell phone products and our contractual development arrangements with SCE.

Fiscal Year 2007 vs. Fiscal Year 2006

Revenue was $3.07 billion for fiscal year 2007, compared to $2.38 billion for fiscal year 2006, which represents an increase of 29%. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU Business revenue increased by 21% to $1.71 billion for fiscal year 2007, compared to $1.41 billion for fiscal year 2006. The increase was a result of increased sales of our desktop and notebook products. The increase in sales of our desktop products was led by our GeForce 7-based and GeForce 8-based products that serve the high-end segment. Sales of our notebook products improved due to an increased mix of GeForce 7-based products, shipping for notebook PC design wins based on Intel's Napa platform. This increase in sales was slightly offset by a decrease in average selling prices.

PSB. PSB revenue increased by 21% to $454.7 million in fiscal year 2007, compared to $376.2 million in fiscal year 2006. Our professional workstation product sales increased due to an increase in unit shipments, offset by a slight decrease in average selling prices.

MCP Business. MCP Business revenue was $661.5 million for fiscal year 2007, compared to $352.3 million for fiscal year 2006, which represents an increase of 88%. The overall increase in MCP business revenue is primarily due to sales of newer NVIDIA nForce4 products, NVIDIA nForce5 products, integrated AMD-based desktop products, and integrated Intel-based desktop products, which began shipping after the second quarter of fiscal year 2007. In addition, revenue also increased as a result of our acquisition of ULi in February 2006.

CPB. CPB revenue increased by 1% to $233.2 million in fiscal year 2007, compared to $230.1 million in fiscal year 2006. The overall increase in CPB revenue is primarily due to increased unit sales of high-end feature cellular phone and PDA products as well as revenue recognized from our contractual development arrangements. The increase in CPB revenue was offset by a decrease in sales of our Xbox-related products to Microsoft. We recognized revenue from the sale of our Xbox-related products to Microsoft for the last time during the second quarter of fiscal year 2006.

Concentration of Revenue

We generated 89%, 86% and 84% of our total revenue for fiscal years 2008, 2007 and 2006, respectively, from sales to customers outside the United States and other Americas. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign contract equipment manufacturers, or CEMs', add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location.

Sales to our significant customers accounted for approximately 10% of our total revenue from one customer during fiscal year 2008, 12% of our total revenue from one customer during fiscal year 2007, and 26% of our total revenue from two customers during fiscal year 2006.

Gross Profit and Gross Margin

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. Cost of revenue also includes development costs for license and service arrangements.

Gross margin is the percentage of gross profit to revenue. Our gross margin can vary in any period depending on the mix of types of products sold. Our gross margin was 45.6%, 42.4% and 38.3% for fiscal years 2008, 2007 and 2006, respectively. The improvement in our gross margin reflects our continuing focus on delivering cost effective product architectures, enhancing business processes and delivering profitable growth.

Our gross margin is significantly impacted by the mix of products we sell. Product mix is often difficult to estimate with accuracy and, thus, if we achieve significant revenue growth in our lower margin product lines, or if we are unable to earn as much revenue as we expect from higher margin product lines, our gross margin may be negatively impacted. We expect gross margin to remain relatively flat to slightly up during the first quarter of fiscal year 2009 as compared to the fourth quarter of fiscal year 2008. A discussion of our gross margin results for each of our operating segments is as follows:

Fiscal Year 2008 vs. Fiscal Year 2007

GPU Business. The gross margin of our GPU Business increased during fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to increased sales of our GeForce 8-series GPUs, which began selling in the third quarter of fiscal year 2007. Our GeForce 8-series GPUs generally have higher gross margins than our previous generations of GPUs. Additionally, the more favorable costs of memory purchases during fiscal year 2008, positively impacted our gross margin.

PSB. The gross margin of our PSB increased during fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to increased sales of our GeForce 8-based NVIDIA Quadro products, which began selling in the fourth quarter of fiscal year 2007 and generally have higher gross margins than our previous generations of NVIDIA Quadro products.

MCP Business. The gross margin of our MCP Business increased during fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to a shift in product mix towards Intel-based platform products, which began to ramp up shipments after the third quarter of fiscal year 2007, and inventory reserves that we recorded as a charge to cost of revenue during the first quarter of fiscal year 2007 of approximately $4.1 million related to certain NVIDIA nForce purchase commitments that we believed had exceeded future demand.

CPB. The gross margin of our CPB decreased during fiscal year 2008 as compared to fiscal year 2007. This decrease was primarily due to a drop in gross profit realized from sales of our high-end feature cellular phone and other handheld devices. However, increased royalties from SCE during fiscal year 2008, offset the decreases.

Fiscal Year 2007 vs. Fiscal Year 2006

GPU Business. The gross margin of our GPU Business increased during fiscal year 2007 as compared to fiscal year 2006, primarily due to the sale of our GeForce 8-series GPUs and increased sales of our GeForce 7 series GPUs, which collectively accounted for approximately 70% of our GPU Business revenue. Our GeForce 8 and our GeForce 7 series GPUs generally have higher gross margins than our previous generations of GPUs.

PSB. The gross margin of our PSB increased during fiscal year 2007 as compared to fiscal year 2006. This increase was primarily due to increased sales of our GeForce 7-based NVIDIA Quadro products, which began to ramp up in sales during fiscal year 2007 and generally have higher gross margins than our previous generations of NVIDIA Quadro products.

MCP Business. The gross margin of our MCP Business decreased during fiscal year 2007 as compared to fiscal year 2006, primarily due to a shift in product mix to higher volumes of integrated AMD-based desktop products which have experienced lower gross margins than our discrete MCP products, and inventory reserves that we recorded as a charge to cost of revenue that primarily related to purchase commitments that we believed had exceeded future demand.

CPB. The gross margin of our CPB increased during fiscal year 2007 as compared to fiscal year 2006, primarily due to an increase in unit sales of high-end feature cellular phone and PDA products which generally have higher gross margins than our previous mobile products. In addition, license and royalty revenue from our contractual development arrangements that have higher gross margins compared to the gross margin of Xbox products shipped in fiscal year 2006.

Operating Expenses

	Year Ended				Year Ended			
	Jan. 27, 2008	Jan. 28, 2007	$ Change	% Change	Jan. 28, 2007	Jan. 29, 2006	$ Change	% Change
	(In millions)				(In millions)			
Research and development expenses	$ 691.6	$553.5	$138.1	25%	$553.5	$357.1	$196.4	55%
Sales, general and administrative expenses	341.3	293.5	47.8	16%	293.5	202.1	91.4	45%
Settlement costs	—	—	—	—	—	14.2	(14.2)	(100)%
Total operating expenses	$1,032.9	$847.0	$185.9	22%	$847.0	$573.4	$273.6	48%
Research and development as a percentage of net revenue	17%	18%			18%	15%		
Sales, general and administrative as a percentage of net revenue	8%	10%			10%	9%		

Research and Development

Fiscal Year 2008 vs. Fiscal Year 2007

Research and development expenses were $691.6 million and $553.5 million during fiscal years 2008 and 2007, respectively, an increase of $138.1 million, or 25%. The increase is primarily related to an increase in salaries and benefits by approximately $95.3 million as a result of personnel growth in departments related to research and development functions by approximately 600 additional personnel in fiscal year 2008. Additionally, salaries and benefits expenses also increased due to the increase in our variable compensation expense as a result of our financial performance for fiscal year 2008. Facilities expenses and expenses related to computer software and equipment also increased as a result of the personnel growth.

Fiscal Year 2007 vs. Fiscal Year 2006

Research and development expenses were $553.5 million and $357.1 million during fiscal years 2007 and 2006, respectively, an increase of $196.4 million, or 55%. The increase was primarily due to increase in salaries and benefits by approximately $75.2 million as a result of personnel growth by approximately 1,000 additional personnel. Additionally, stock-based compensation increased by $64.2 million due to our adoption of SFAS No. 123(R) during the first quarter of fiscal year 2007. Facilities expenses and expenses related to computer software and equipment increased as a result of the increase in personnel. In-process Research and development, or IPR&D increased by $14.0 million as a result of our acquisitions of PortalPlayer and Hybrid Graphics during fiscal year 2007. Other expenses increased primarily due to travel and other employee related expenses associated with the expansion of our international sites including our acquisitions of ULi and Hybrid Graphics.

We anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue.

Sales, General and Administrative

Fiscal Year 2008 vs. Fiscal Year 2007

Sales, general and administrative expenses were $341.3 million and $293.5 million during fiscal years 2008 and 2007, respectively, an increase of $47.8 million, or 16%. The increase is primarily due to the increase in salaries and benefits by approximately $31.4 million related to the growth in personnel by approximately 180 additional personnel. Additionally, salaries and benefits expenses also increased due to the increase in our variable compensation expense as a result of our financial performance for fiscal year 2008. Advertising and promotion expenses increased by $4.2 million primarily due to costs incurred for sponsorships and increased advertising campaign costs. The increase in personnel during the year and the expansion of our facilities worldwide to support additional personnel resulted in increases in our facilities expenses, stock-based compensation expense and depreciation and amortization expenses.

Fiscal Year 2007 vs. Fiscal Year 2006

Sales, general and administrative expenses were $293.5 million and $202.1 million during fiscal years 2007 and 2006, respectively, an increase of $91.4 million, or 45%. The increase is primarily due to increase in salaries and benefits by approximately $30.7 million related to approximately 200 additional personnel and an increase of $40.7 million related to stock-based compensation resulting from our adoption of SFAS No. 123(R) during the first quarter of fiscal year 2007. The growth in personnel during the year resulted in an increase in facilities expenses and depreciation and amortization expenses.

We expect operating expenses to increase in the first quarter of fiscal year 2009 compared to the fourth quarter of fiscal year 2008 as a result of the impact of acquisitions we have recently completed and as a result of an increase in salaries and benefit expenses.

In-process research and development

In connection with our acquisition of Mental Images in November 2007, PortalPlayer in January 2007 and Hybrid Graphics in March 2006, we wrote-off $4.0 million, $13.4 million and $0.6 million, respectively, of in-process research and development, or IPR&D, that had not yet reached technological feasibility and had no alternative future use. In accordance with SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FIN 4, *Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of SFAS No. 2*, amounts assigned to IPR&D meeting the above-stated criteria must be charged to expense as part of the allocation of the purchase price.

Settlement Costs

Settlement costs were $14.2 million for fiscal year 2006. The settlement costs are associated with two litigation matters, 3dfx and American Video Graphics, or AVG. AVG is settled. For further information about the 3dfx matter, please refer to Note 12 of the Notes to Consolidated Financial Statements.

Interest Income and Interest Expense

Interest income consists of interest earned on cash, cash equivalents and marketable securities. Interest income increased to $64.3 million in fiscal year 2008, from $41.8 million in fiscal year 2007, primarily due to the result of higher average balances of cash, cash equivalents and marketable securities and higher interest rates in fiscal year 2008 compared to fiscal year 2007. Interest income increased to $41.8 million in fiscal year 2007 from $20.7 million in fiscal year 2006 primarily due to the result of higher average balances of cash, cash equivalents and marketable securities and higher interest rates in fiscal year 2007 compared to fiscal year 2006.

Other Income (Expense), net

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities and foreign currency translation. Other income (expense) increased to $0.8 million in fiscal year 2008 from ($0.8) million in fiscal year 2007. The increase in other income during fiscal year 2008 compared to fiscal year 2007 is primarily due to approximately $2.0 million of realized gains on sale of an investment offset by an increase in foreign currency translation losses in fiscal year 2008.

Income Taxes

We recognized income tax expense of $103.7 million, $46.4 million and $55.6 million during fiscal years 2008, 2007 and 2006, respectively. Income tax expense as a percentage of income before taxes, or our annual effective tax rate, was 11.5% in fiscal year 2008, 9.4% in fiscal year 2007, and 15.6% in fiscal year 2006.

The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional change in mix due to certain stock-based compensation expensed for financial accounting purposes under SFAS No. 123(R) and an increase in the research tax credit benefit in fiscal years 2008 and 2007.

Please refer to Note 13 of the Notes to Consolidated Financial Statements for further information regarding the components of our income tax expense.

Liquidity and Capital Resources

	As of January 27, 2008	As of January 28, 2007
	(In millions)	
Cash and cash equivalents	$ 727.0	$ 544.4
Marketable securities	1,082.5	573.4
Cash, cash equivalents, and marketable securities	$1,809.5	$1,117.8

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
		(In millions)	
Net cash provided by operating activities	$1,270.2	$ 572.7	$446.4
Net cash used in investing activities	(761.3)	(526.4)	(41.8)
Net cash used in financing activities	(326.3)	(53.6)	(61.4)

As of January 27, 2008, we had $1.81 billion in cash, cash equivalents and marketable securities, an increase of $691.6 million from the end of fiscal year 2007. Our portfolio of cash equivalents and marketable securities is managed by several financial institutions. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration.

Form 10-K

Operating activities

Operating activities generated cash of $1.27 billion, $572.7 million and $446.4 million during fiscal years 2008, 2007 and 2006, respectively. The cash provided by operating activities increased due to an increase in our net income during the comparable periods plus the impact of non-cash charges to earnings and deferred income taxes. During fiscal year 2008, non-cash charges to earnings included stock-based compensation of $133.4 million and depreciation and amortization on our long-term assets of $133.2 million. Additionally, operating cash flows for fiscal year 2008 also improved due to changes in operating assets and liabilities, including the timing of payments to vendors and an improvement in inventory turnover. These increases were offset by approximately $57.3 million in net cash outflows towards a confidential patent licensing agreement that we entered into in fiscal year 2007.

The increase in cash flows from operating activities in fiscal year 2007 when compared to fiscal year 2006 was primarily due to an increase in our net income during the comparable periods plus the impact of non-cash charges to earnings. Additionally, the increase is related to the $116.7 million of stock-based compensation expense recorded upon adoption of SFAS No. 123(R) in fiscal year 2007 and changes in operating assets and liabilities in fiscal years 2007 and 2006.

Investing activities

Investing activities have consisted primarily of purchases and sales of marketable securities, acquisition of businesses and purchases of property and equipment, which include leasehold improvements for our facilities and intangible assets. Investing activities used cash of $761.3 million, $526.4 million and $41.8 million during fiscal years 2008, 2007 and 2006, respectively. Investing activities for fiscal year 2008 used cash of $496.4 million towards the net purchases of marketable securities, resulting from the need to invest the additional amounts of cash we received from operating activities, and $75.5 million for our acquisition of Mental Images. Investing activities also included $187.7 million of capital expenditures. Capital expenditures included purchase of property in anticipation of building additional facilities to accommodate our growing employee headcount, new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

In fiscal year 2007, net cash used in investing activities included $401.8 million used for our acquisitions of PortalPlayer, ULi and Hybrid Graphics. Additionally, net cash used in investing activities included capital expenditures of $130.8 million attributable to new research and development equipment, hardware equipment, technology licenses, software, intangible assets and leasehold improvements at our various facilities. Net cash used by investing activities during fiscal year 2006 was primarily due to $79.6 million for capital expenditures primarily attributable to purchases of new research and development equipment, hardware equipment, technology licenses, software, intangible assets and leasehold improvements at our headquarters facility in Santa Clara, California and at our international sites.

We expect to spend approximately $400 million to $450 million for capital expenditures during fiscal year 2009, primarily for the purchase of facilities, leasehold improvements, software licenses, emulation equipment, computers and engineering workstations. Our estimates for future capital expenditures include approximately $150.0 million for a property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California, which we purchased on February 14, 2008. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

Financing activities

Financing activities used cash of $326.3 million, $53.6 million and $61.4 million during fiscal years 2008, 2007 and 2006, respectively. Net cash used by financing activities in fiscal year 2008 was primarily due to

$552.5 million paid towards our stock repurchase program, offset by cash proceeds of $226.0 million from common stock issued under our employee stock plans.

During fiscal years 2007 and 2006, net cash used by financing activities towards payments under our stock repurchase program was $275.0 million and $188.5 million, respectively. These uses of cash in financing activities were offset by cash proceeds from common stock issued under our employee stock plans of $221.2 million and $127.5 million, for fiscal years 2007 and 2006, respectively.

Liquidity

Cash generated by operations is used as our primary source of liquidity. Our investment portfolio consisted of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. As of January 27, 2008, we did not have any investments in auction-rate preferred securities. These investments are denominated in United States dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in income statement due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

At January 27, 2008 and January 28, 2007, we had $1.81 billion and $1.12 billion, respectively, in cash, cash equivalents and marketable securities. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. As of January 27, 2008, we were in compliance with our investment policy and did not have any issuer concentration in excess of 10% of our investment portfolio. Our investments in the financial sector and government agencies accounted for approximately 46% and 22%, respectively, of our total investment portfolio as of January 27, 2008. Substantially all of our investments in debt instruments are with A/A2 or better rated issuers, and the substantial majority of the issuers are rated AA-/Aa3 or better. As of January 27, 2008, $1.1 billion of our portfolio had a maturity of less than a year, and a substantial majority of our remaining investments have remaining maturities of three years or less. In fiscal year 2008, we did not recognize any other-than-temporary impairments on our portfolio of available-for-sale investments. Please refer to Note 7 of the Notes to Consolidated Financial Statements for additional information on marketable securities.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced issues during the third and fourth quarter of calendar 2007, leading to liquidity disruption in the market. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine some of our investments are impaired which could adversely impact our financial results.

Stock Repurchase Program

During fiscal year 2005, we announced that our Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. During fiscal year 2007, the Board further approved an increase of $400 million to the original stock repurchase program. In fiscal year 2008, we announced that our Board authorized an additional stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $1.7 billion.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Exchange Act Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of.shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

During the fiscal year ended January 27, 2008, we entered into a structured share repurchase transaction to repurchase 18.9 million shares for $499.4 million which we recorded on the trade date of the transaction. In addition, we repurchased 1.8 million shares for $53.1 million in the open market in privately negotiated transactions. Through January 27, 2008, we had repurchased 61.7 million shares under our stock repurchase program for a total cost of $1.04 billion.

Subsequent to January 27, 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $123.9 million that we expect to settle prior to the end of our first quarter of fiscal year 2009 ending on April 27, 2008.

Operating Capital and Capital Expenditure Requirements

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;
- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

Our estimates for future capital expenditures include approximately $150.0 million for a property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California, which we purchased on February 14, 2008. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

For additional factors see "Item 1A. Risk Factors—Risks Related to Our Business and Products—Our operating results are unpredictable and may fluctuate, and if our operating results are below the expectations of securities analysts or investors, the trading price of our stock could decline."

3dfx Asset Purchase

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the APA, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The Asset Purchase Agreement also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx one million shares, which due to subsequent stock splits now totals six million shares, of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. However, the conditional settlement never progressed substantially through the confirmation process.

On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? At the conclusion of the evidence, the Bankruptcy Court asked the parties to submit post-trial briefing. That briefing was completed on May 25, 2007, and the Bankruptcy Court's decision is still pending.

Please refer to Note 12 of the Notes to Consolidated Financial Statements for further information regarding this litigation.

Contractual Obligations

The following table summarizes our contractual obligations as of January 27, 2008:

Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years	All Other
			(In thousands)			
Operating leases	$188,623	$ 42,912	$84,524	$54,763	$6,424	$ —
Purchase obligations [1]	651,642	651,642	—	—	—	—
FIN 48 liability and interest [2]	88,993	—	—	—	—	88,993
Capital purchase obligations	11,840	11,840	—	—	—	—
Total contractual obligations	$941,098	$706,394	$84,524	$54,763	$6,424	$88,993

(1) Represents our inventory purchase commitments as of January 27, 2008.

(2) Represents our FIN 48 liability and FIN 48 net interest/penalty payable for $77.8 million and $11.2 million, respectively, as of January 27, 2008. We are unable to reasonably estimate the timing of FIN 48 liability and interest/penalty payments in individual years due to uncertainties in the timing of the effective settlement of tax positions.

During fiscal year 2007, we entered into a confidential patent licensing arrangement. Our commitment for license payments under this arrangement could range from $97.0 million to $110.0 million over a ten year period; however, the net outlay under this arrangement may be reduced by the occurrence of certain events covered by the arrangement. Through January 27, 2008, we had made payments of $81.3 million towards this arrangement.

Off-Balance Sheet Arrangements

As of January 27, 2008, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, or SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in December 2007, the FASB issued a proposed staff position that delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. We are required to adopt the provisions of SFAS No. 157 beginning with our fiscal quarter ending April 27, 2008 related to financial assets and liabilities. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. We are required to adopt the provisions of SFAS No. 159 beginning with our fiscal quarter ending April 27, 2008. We do not believe the adoption of SFAS No. 159 will have a material impact on our consolidated financial position, results of operations and cash flows.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 07-3, or EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. We are required to adopt the provisions of EITF 07-3 beginning with our fiscal quarter ending April 27, 2008. The adoption of EITF 07-3 is not expected to have a significant impact on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), or SFAS No. 141(R), *Business Combinations*. Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development, or IPR&D is capitalized as an intangible asset and amortized over its estimated useful life. We are required to adopt the provisions of SFAS No. 141(R) beginning with our fiscal quarter ending April 26, 2009. The adoption of SFAS No. 141(R) is expected to change our accounting treatment for business combinations on a prospective basis beginning in the period it is adopted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment and Interest Rate Risk

At January 27, 2008 and January 28, 2007, we had $1.81 billion and $1.12 billion, respectively, in cash, cash equivalents and marketable securities. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. As of January 27, 2008, we did not have any investments in auction-rate preferred securities. These investments are denominated in United States dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in income statement due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 27, 2008, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both +/- 0.5% would result in changes in fair market values for these investments of approximately $3.1 million.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced issues during the third and fourth quarter of calendar 2007, leading to liquidity disruption in the market. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine some of our investments are impaired, which could adversely impact our financial results. As of January 27, 2008, we did not have any issuer concentration in excess of 10% of our investment portfolio. However, our investments in the financial sector and government agencies accounted for approximately 46% and 22%, respectively, of our total investment portfolio. If the fair value of our investments in these sectors was to decline by 2%-5%, it would result in changes in fair market values for these investments by approximately $22-$54 million.

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant. The aggregate exchange loss included in determining net income was $1.7 million in fiscal year 2008 and $0.5 million in fiscal year 2007. The impact of exchange gain/loss was not material in fiscal year 2006. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future.

We may enter into certain transactions such as forward contracts which are designed to reduce the future potential impact resulting from changes in foreign currency exchange rates. There were no forward exchange contracts outstanding at January 27, 2008.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 27, 2008, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 27, 2008 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 27, 2008.

The effectiveness of our internal control over financial reporting as of January 27, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Proposal 1- Election of Directors" in our 2008 Proxy Statement, which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" in our 2008 Proxy Statement, which information is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Information about the Board of Directors and Corporate Governance" in our 2008 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2008 Proxy Statement, which information is hereby incorporated by reference.

Code of Conduct

Reference is made to the information appearing under the heading "Information about the Board of Directors and Corporate Governance—Code of Conduct" in our 2008 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Worldwide Code of Conduct" and "Financial Team Code of Conduct" are published on the Investor Relations portion of our web site, under Corporate Governance, at *www.nvidia.com*. The contents of our website are not a part of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporate by reference from the sections entitled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation" and "Compensation Committee Report" in our 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of NVIDIA Securities

The information required by this item is hereby incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2008 Proxy Statement.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders under the caption "Equity Compensation Plan Information," and is incorporated by reference into this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference from the sections entitled "Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance - Independence of the Members of the Board of Directors" in our 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by this item is hereby incorporated by reference from the section entitled "Fees Billed by the Independent Registered Public Accounting Firm" in our 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of NVIDIA Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 27, 2008 and January 28, 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 27, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in fiscal 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Jose, CA
March 21, 2008

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
Revenue	$4,097,860	$3,068,771	$2,375,687
Cost of revenue	2,228,580	1,768,322	1,465,654
Gross profit	1,869,280	1,300,449	910,033
Operating expenses:			
Research and development	691,637	553,467	357,123
Sales, general and administrative	341,297	293,530	202,088
Settlement costs	—	—	14,158
Total operating expenses	1,032,934	846,997	573,369
Income from operations	836,346	453,452	336,664
Interest income	64,289	41,820	20,698
Interest expense	(54)	(21)	(72)
Other income (expense), net	760	(771)	(502)
Income before income tax expense	901,341	494,480	356,788
Income tax expense	103,696	46,350	55,612
Income before change in accounting principle	797,645	448,130	301,176
Cumulative effect of change in accounting principle, net of tax	—	704	—
Net income	$ 797,645	$ 448,834	$ 301,176
Basic income per share:			
Income before change in accounting principle	$ 1.45	$ 0.85	$ 0.59
Cumulative effect of change in accounting principle	—	—	—
Basic net income per share	$ 1.45	$ 0.85	$ 0.59
Shares used in basic per share computation [1]	550,108	528,606	509,070
Diluted income per share:			
Income before change in accounting principle	$ 1.31	$ 0.76	$ 0.55
Cumulative effect of change in accounting principle	—	—	—
Diluted net income per share	$ 1.31	$ 0.76	$ 0.55
Shares used in diluted per share computation [1]	606,732	587,256	548,556

(1) Reflects a three-for-two stock split effective on September 10, 2007 and a two-for-one stock split effective on April 6, 2006.

See accompanying notes to consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 27, 2008	January 28, 2007
ASSETS		
Current assets :		
Cash and cash equivalents	$ 726,969	$ 544,414
Marketable securities	1,082,509	573,436
Accounts receivable, less allowances of $19,693 and $15,749 in 2008 and 2007, respectively	666,494	518,680
Inventories	358,521	354,680
Prepaid expenses and other	43,068	31,141
Deferred income taxes	11,268	9,419
Total current assets	2,888,829	2,031,770
Property and equipment, net	359,808	260,828
Goodwill	354,057	301,425
Intangible assets, net	106,926	45,511
Deposits and other assets	38,051	28,349
Deferred income taxes	—	7,380
Total assets	$ 3,747,671	$2,675,263
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 492,099	$ 272,075
Accrued liabilities	475,062	366,732
Total current liabilities	967,161	638,807
Other long-term liabilities	162,598	29,537
Commitments and contingencies—see Note 12		
Stockholders' equity:		
Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 1,000,000,000 shares authorized; 618,701,483 shares issued and 557,102,588 outstanding in 2008; and 582,463,469 shares issued and 541,497,756 outstanding in 2007, respectively [1]	619	583
Additional paid-in capital	1,654,681	1,295,455
Treasury stock, at cost (61,598,895 shares in 2008 and 40,965,713 shares in 2007)	(1,039,632)	(487,120)
Accumulated other comprehensive income	8,034	1,436
Retained earnings	1,994,210	1,196,565
Total stockholders' equity	2,617,912	2,006,919
Total liabilities and stockholders' equity	$ 3,747,671	$2,675,263

(1) Reflects a three-for-two stock split effective on September 10, 2007 and a two-for-one stock split effective on April 6, 2006.

See accompanying notes to consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Common Stock		Additional			Accumulated Other		Total	Total
	Outstanding Shares (1)	Amount (1)	Paid-in Capital (1)	Deferred Compensation	Treasury Stock	Comprehensive Income (Loss)	Retained Earnings	Stockholders' Equity	Comprehensive Income
Balances, January 30, 2005	501,268,635	$508	$ 815,712	$(13,577)	$ (24,644)	$(3,463)	$ 446,555	$1,221,091	$ 84,302
Issuance of common stock from stock plans	32,495,238	32	127,465	—	—	—	—	127,497	
Stock repurchase	(19,206,510)	—	—	—	(188,509)	—	—	(188,509)	
Tax benefit from stock-based compensation	—	—	24,868	—	—	—	—	24,868	
Cancellation of shares	(124,995)	—	(520)	—	1,011	—		491	
Reversal of deferred compensation	—	—	(2,101)	2,101	—	—		—	
Amortization of deferred compensation	—	—	—	7,872	—	—	—	7,872	
Unrealized loss, net of $845 tax effect	—	—	—	—	—	(120)	—	(120)	(120)
Reclassification adjustment for net realized losses included in net income, net of ($407) tax effect	—	—	—	—	—	1,626	—	1,626	1,626
Net Income	—	—	—	—	—	—	301,176	301,176	301,176
Balances, January 29, 2006	514,432,368	540	965,424	(3,604)	(212,142)	(1,957)	747,731	1,495,992	302,682
Issuance of common stock from stock plans	42,571,532	43	221,117	—	—	—	—	221,160	
Stock repurchase	(15,506,144)	—	—	—	(274,978)	—	—	(274,978)	
Tax deficit from stock-based compensation	—	—	(8,482)	—	—	—	—	(8,482)	
Reversal of deferred compensation upon adoption of SFAS No. 123(R)	—	—	(3,604)	3,604	—	—	—	—	
Stock-based compensation expense related to acquisitions	—	—	2,914	—	—	—	—	2,914	
Stock-based compensation related to employees	—	—	118,790	—	—	—	—	118,790	
Unrealized gain, net of $1,223 tax effect	—	—	—	—	—	3,509	—	3,509	3,509
Reclassification adjustment for net realized gains included in net income, net of $78 tax effect	—	—	—	—	—	(116)	—	(116)	(116)
Impact of change in accounting principle, net of ($379) tax effect	—	—	(704)	—	—	—	—	(704)	
Net Income	—	—	—	—	—	—	448,834	448,834	448,834
Balances, January 28, 2007	541,497,756	583	1,295,455	—	(487,120)	1,436	1,196,565	2,006,919	452,227
Issuance of common stock from stock plans	36,238,014	36	225,933	—	—	—	—	225,969	
Stock repurchase	(20,633,182)	—	—	—	(552,512)	—	—	(552,512)	
Tax benefit from stock-based compensation	—	—	220	—	—	—	—	220	
Stock-based compensation related to employees	—	—	133,073	—	—	—	—	133,073	
Unrealized gain, net of $2,860 tax effect	—	—	—	—	—	6,703	—	6,703	6,703
Reclassification adjustment for net realized gains included in net income, net of $4 tax effect	—	—	—	—	—	(105)	—	(105)	(105)
Net Income	—	—	—	—	—	—	797,645	797,645	797,645
Balances, January 27, 2008	557,102,588	$619	$1,654,681	$ —	$(1,039,632)	$ 8,034	$1,994,210	$2,617,912	$804,243

(1) Reflects a three-for-two stock split effective on September 10, 2007 and a two-for-one stock split effective on April 6, 2006.

See accompanying notes to consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended		
	January 27, 2008	January 28, 2007	January 29, 2006
Cash flows from operating activities:			
Net income	$ 797,645	$ 448,834	$ 301,176
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense related to employees	133,365	116,735	7,872
Depreciation and amortization	133,192	107,562	97,977
Deferred income taxes	89,516	41,766	(2,691)
Payments under patent licensing arrangement	(57,255)	(14,430)	—
In-process research and development expenses	4,000	14,002	—
Tax benefit (deficit) from stock-based compensation	220	(8,482)	24,868
Cumulative effect of change in accounting principle	—	(704)	—
Other	(436)	268	417
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(146,055)	(175,261)	(21,415)
Inventories	(3,690)	(91,395)	60,916
Prepaid expenses and other current assets	(6,293)	(5,294)	(4,568)
Deposits and other assets	(13,914)	7,314	(8,073)
Accounts payable	216,875	38,613	(58,828)
Accrued liabilities and other long-term liabilities	123,026	93,153	48,757
Net cash provided by operating activities	1,270,196	572,681	446,408
Cash flows from investing activities:			
Purchases of marketable securities	(1,250,248)	(220,834)	(338,058)
Proceeds from sales and maturities of marketable securities	753,839	227,067	397,686
Purchases of property and equipment and intangible assets	(187,745)	(130,826)	(79,600)
Acquisition of businesses, net of cash and cash equivalents	(75,542)	(401,800)	(12,131)
Investments in non—affiliates	(1,622)	—	(9,684)
Net cash used in investing activities	(761,318)	(526,393)	(41,787)
Cash flows from financing activities:			
Payments for stock repurchases	(552,512)	(274,978)	(188,509)
Proceeds from issuance of common stock under employee stock plans	225,969	221,160	127,497
Other	220	188	(365)
Net cash used in financing activities	(326,323)	(53,630)	(61,377)
Change in cash and cash equivalents	182,555	(7,342)	343,244
Cash and cash equivalents at beginning of period	544,414	551,756	208,512
Cash and cash equivalents at end of period	$ 726,969	$ 544,414	$ 551,756
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ 2,328	$ 26,628	$ 3,368

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
Other non-cash activities:			
Unrealized gains from marketable securities	$ 9,462	$ 4,492	$ 1,068
Acquisition of business—goodwill adjustment	$ 2,633	$17,862	$25,765
Assets acquired by assuming related liabilities	$18,072	$37,251	$ —
Acquisition of business—stock option conversion	$ —	$ 2,914	$ —
Deferred stock-based compensation	$ —	$ 3,604	$(2,101)

See accompanying notes to consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Summary of Significant Accounting Policies

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphics processing unit, or GPU. Our products are designed to generate realistic, interactive graphics on consumer and professional computing devices. We have four major product-line operating segments: the graphics processing unit, or GPU, business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB. Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business is comprised of NVIDIA nForce core logic and motherboard GPU products. Our CPB is comprised of our GoForce and APX mobile brands and products that support handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*. The contents of our website are not a part of these notes to consolidated financial statements.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Fiscal year

We operate on a 52 or 53-week year, ending on the Sunday nearest January 31. Fiscal years 2008, 2007 and 2006 were 52-week years.

Stock Splits

In August 2007, our Board of Directors, or the Board, approved a three-for-two stock split of our outstanding shares of common stock on Monday, August 20, 2007 to be effected in the form of a stock dividend. The stock split was effective on Monday, September 10, 2007 and entitled each stockholder of record on August 20, 2007 to receive one additional share for every two outstanding shares of common stock held and cash in lieu of fractional shares. All share and per-share numbers contained herein have been retroactively adjusted to reflect this stock split.

In March 2006, our Board approved a two-for-one stock split of our outstanding shares of common stock to be effected in the form of a 100% stock dividend. The stock split was effective on Thursday, April 6, 2006 for stockholders of record at the close of business on Friday, March 17, 2006. All share and per-share numbers contained herein have been retroactively adjusted to reflect this stock split.

Reclassifications

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, income taxes, goodwill, stock-based compensation and contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-09. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Advertising Expenses

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal years 2008, 2007 and 2006 were $11.4 million, $14.8 million and $9.2 million, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred, but not paid.

Product Warranties

We generally offer limited warranty to end-users that ranges from one to three years for products in order to repair or replace products for any manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products.

Foreign Currency Translation

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, deposits and other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant. The aggregate exchange loss included in determining net income was $1.7 million and $0.5 million in fiscal years 2008 and 2007, respectively. The impact of exchange gain/loss was not material in fiscal year 2006.

Cash and Cash Equivalents

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 27, 2008 and

January 28, 2007, our cash and cash equivalents were $727.0 million and $544.4 million, respectively, which includes $218.1 million and $467.2 million invested in money market funds for fiscal year 2008 and fiscal year 2007, respectively.

Marketable Securities

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Marketable securities consist primarily of highly liquid debt securities with a maturity of greater than three months when purchased and some equity investments. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. We follow the guidance provided by Emerging Issues Task Force Issue No. 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, in order to assess whether our investments with unrealized loss positions are other than temporarily impaired. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method.

All of our available-for-sale investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary when the resulting fair value is significantly below cost basis and/or the significant decline has lasted for an extended period of time. The evaluation that we use to determine whether a marketable security is impaired is based on the specific facts and circumstances present at the time of assessment, which include the consideration of general market conditions, the duration and extent to which the fair value is below cost, and our intent and ability to hold the investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in the investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case we write down the investment to its estimated fair value.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. Two customers accounted for approximately 21% and 23% of our accounts receivable balance at January 27, 2008 and January 28, 2007, respectively. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory for estimated amounts related to lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to five years. We have a building that is being depreciated over 25 years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our SFAS No. 142 impairment test, we perform our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 27, 2008 and January 28, 2007. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

Intangible Assets

Intangible assets primarily represent rights acquired under technology licenses, patents, acquired intellectual property, trademarks and customer relationships. We currently amortize our intangible assets with definitive lives over periods ranging from one to ten years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern can not be reliably determined, using a straight-line amortization method.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Accounting for Asset Retirement Obligations

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, or SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. During fiscal years 2008 and 2007, we recorded asset retirement obligations to return the leasehold improvements to their original condition upon lease termination at our headquarters facility in Santa Clara, California and certain laboratories at our international locations. At January 27, 2008 and January 28, 2007, our net asset retirement obligations were $6.5 million and $6.4 million, respectively.

Income Taxes

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-United States subsidiaries to the extent that such earnings are considered to be permanently reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

On January 29, 2007, we adopted FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes*, issued in July 2006. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. Under FIN 48 we recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The cumulative effect of adoption of FIN 48 did not result in a material adjustment to our tax liability for unrecognized income tax benefits. Our policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of implementing the FIN 48. Please refer to Note 13 of these Notes to Consolidated Financial Statements for additional information.

Stock-based Compensation

Effective January 30, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment*. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, we measure stock-based compensation at grant date, based on the fair value of the awards, and we recognize that compensation as expense using the straight-line attribution method over the requisite employee service period, which is typically the vesting period of each award. We elected to adopt the modified prospective application method provided by SFAS No. 123(R). Our estimates of the fair values of employee stock options are calculated using a binomial model.

For option grants prior to our adoption of SFAS No. 123(R), we record stock-based compensation expense equal to the amount that would have been recognized if the fair value method provided in accordance with Statement of Financial Accounting Standards No. 123, or SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by Statement of Financial Accounting Standards No. 148, or SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosures*, had been used.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with accounting principles generally accepted in the United States. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income per share for periods when their effect is anti-dilutive. The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods presented:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
	(In thousands, except per share data)		
Numerator:			
Net income	$797,645	$448,834	$301,176
Denominator:			
Denominator for basic net income per share, weighted average shares	550,108	528,606	509,070
Effect of dilutive securities:			
Stock options outstanding	56,624	58,650	39,486
Denominator for diluted net income per share, weighted average shares	606,732	587,256	548,556
Net income per share:			
Basic net income per share	$ 1.45	$ 0.85	$ 0.59
Diluted net income per share	$ 1.31	$ 0.76	$ 0.55

Diluted net income per share does not include the effect of anti-dilutive common equivalent shares from stock options outstanding of 11.9 million, 13.4 million and 17.4 million for fiscal years 2008, 2007 and 2006, respectively. The weighted average exercise price of stock options excluded from the computation of diluted earnings per share was $32.05, $20.09 and $11.86 for fiscal years 2008, 2007 and 2006, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, or SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in December 2007, the FASB issued a proposed staff position that delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. We are required to adopt the provisions of SFAS No. 157 beginning with our fiscal quarter ending April 27, 2008 related to financial assets and liabilities. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. We are required to adopt the provisions of SFAS No. 159 beginning with our fiscal quarter ending April 27, 2008. We do not believe the adoption of SFAS No. 159 will have a material impact on our consolidated financial position, results of operations and cash flows.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 07-3, or EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. We are required to adopt the provisions of EITF 07-3 beginning with our fiscal quarter ending April 27, 2008. The adoption of EITF 07-3 is not expected to have a significant impact on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), or SFAS No. 141(R), *Business Combinations*. Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development, or IPR&D is capitalized as an intangible asset and amortized over its estimated useful life. We are required to adopt the provisions of SFAS No. 141(R) beginning with our fiscal quarter ending April 26, 2009. The adoption of SFAS No. 141(R) is expected to change our accounting treatment for business combinations on a prospective basis beginning in the period it is adopted.

Note 2—Stock-Based Compensation

The income statement includes stock-based compensation expense and amounts capitalized as inventory, as follows:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
		(In thousands)	
Cost of revenue	$ 10,886	$ 8,200	$ 829
Research and development	76,617	70,077	5,943
Sales, general and administrative	45,862	38,458	(2,243)
Total	$133,365	$116,735	$ 4,529

Prior to the adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinion No. 25, or APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations to account for our stock-based employee compensation plans. As such, compensation expense was recorded if on the date of grant the current fair value per share of the underlying stock exceeded the exercise price per share. We provided the disclosures required under SFAS No. 123 in our periodic reports.

The pro forma information required under SFAS No. 123(R) for periods prior to fiscal year 2007 as if we had applied the fair value recognition provisions of SFAS No. 123 to awards granted under our equity incentive plans was as follows for the periods presented:

	Year Ended January 29, 2006
	(In thousands, except per share data)
Net income, as reported	$301,176
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6,644
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(90,405)
Pro forma net income	$217,415
Basic net income per share—as reported	$ 0.59
Basic net income per share—pro forma	$ 0.43
Diluted net income per share—as reported	$ 0.55
Diluted net income per share—pro forma	$ 0.40

Impact of the adoption of SFAS No. 123(R)

We elected to adopt the modified prospective application method beginning January 30, 2006 as provided by SFAS No. 123(R). Accordingly, during fiscal year 2007, we recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 29, 2006, equal to the amount that would have been recognized if the fair value method required for pro forma disclosure under SFAS No. 123 had been in effect for expense recognition purposes, adjusted for estimated forfeitures. For options granted in fiscal year 2007, we measured compensation expense under the provisions of SFAS No. 123(R). We recognized stock-based compensation expense using the straight-line attribution method. Previously reported amounts have not been restated.

Our adoption of SFAS No. 123(R) resulted in a cumulative benefit from the accounting change of $0.7 million during fiscal year 2007, which reflects the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted.

Stock-based compensation expense that would have been recorded under APB No. 25 during the year ended January 28, 2007 was approximately $3.0 million. Upon our adoption of SFAS No. 123(R), we reclassified the unearned stock-based compensation expense balance of approximately $3.6 million that would have been recorded under APB No. 25 to additional paid-in capital in our Consolidated Balance Sheet. The adoption of SFAS No. 123(R) reduced our basic and diluted earnings per share by $0.19 and $0.17, respectively, and reduced our net income by $102.7 million for the year ended January 28, 2007.

Prior to adopting SFAS No. 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our Consolidated Statement of Cash Flows. However, as required by our adoption of SFAS No. 123(R), since fiscal year 2007, we began classifying cash flows resulting from gross tax benefits as a part of cash flows from financing activities. Gross tax benefits are realized tax benefits from tax deductions for exercised options in excess of cumulative compensation cost for those instruments recognized in our consolidated financial statements. The effect of this change in classification on our Consolidated Statement of Cash Flows resulted in cash used from operations of $0.2 million and cash provided from financing activities of $0.2 million for the years ended January 27, 2008 and January 28, 2007, respectively.

As of January 29, 2006, we had unearned stock-based compensation related to stock options of $167.9 million before the impact of estimated forfeitures. In our pro forma footnote disclosures prior to the adoption of SFAS No. 123(R), we accounted for forfeitures upon occurrence. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. Accordingly, as of January 30, 2006, we estimated that stock-based compensation expense for the awards that are not expected to vest was $32.4 million, and, therefore, the unearned stock-based compensation expense related to stock options was adjusted to $135.5 million after estimated forfeitures.

Subsequent to the adoption of SFAS No. 123(R)

As of January 27, 2008 and January 28, 2007, the aggregate amount of unearned stock-based compensation expense related to our stock options was $233.6 million and $167.6 million, respectively, adjusted for estimated forfeitures, which we will recognize over an estimated weighted average amortization period of 2.08 and 2.0 years.

During the years ended January 27, 2008 and January 28, 2007, we granted approximately 17.2 million and 17.9 million stock options, respectively, with estimated total grant-date fair values of $207.4 million and $138.4 million, respectively, and weighted average grant-date fair values of $11.98 and $7.85 per option, respectively. Of these amounts, we estimated that the stock-based compensation expense related to the awards that are not expected to vest was $40.0 million and $26.7 million, respectively.

Stock-based compensation capitalized in inventories resulted in a charge of $0.3 million and a benefit of $1.6 million in cost of revenue during the years ended January 27, 2008 and January 28, 2007, respectively.

Valuation Assumptions

In fiscal year 2006, we transitioned from a Black-Scholes model to a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. We reevaluated the assumptions we used to estimate the value of employee stock options and shares issued under our employee stock purchase plan. At that time, our management determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility. We also segregated options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model. As such, the expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. Our management believes the resulting binomial calculation provides a more refined estimate of the fair value of our employee stock options. For our employee stock purchase plan we continue to use the Black-Scholes model.

SFAS No. 123(R) also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period.

The fair value of stock options granted under our stock option plans and shares issued under our employee stock purchase plan have been estimated at the date of grant with the following assumptions:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
	(Using a binomial model)		
Stock Options			
Weighted average expected life of stock options (in years)	3.8 - 5.8	3.6 - 5.1	3.6 - 5.1
Risk free interest rate	3.3% - 5.0%	4.7% - 5.1%	4.0% - 4.4%
Volatility	37% - 54%	39% - 51%	34% - 48%
Dividend yield	—	—	—

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
	(Using the Black-Scholes model)		
Employee Stock Purchase Plan			
Weighted average expected life of stock options (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Risk free interest rate	3.5% - 5.2%	1.6% - 5.2%	0.9% - 3.7%
Volatility	38% - 54%	30% - 47%	30% - 45%
Dividend yield	—	—	—

Equity Incentive Program

We consider equity compensation to be long-term compensation and an integral component of our efforts to attract and retain exceptional executives, senior management and world-class employees. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant.

2007 Equity Incentive Plan

At the Annual Meeting of Stockholders held on June 21, 2007, our stockholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, nonstatutory stock options, restricted stock, restricted stock unit, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. The 2007 Plan succeeds our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the Prior Plans. All options and stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans with respect to which they were originally granted. Up to 101,845,177 shares which, due to the subsequent stock split now totals 152,767,766 shares, of our common stock may be issued pursuant to stock awards granted under the 2007 Plan or the Prior Plans. As of January 27, 2008, 44,049,689 shares were available for future issuance under the 2007 Plan.

Options granted to new employees generally vest ratably quarterly over a three-year period. Grants to existing employees in recognition of performance generally vest as to 25% of the shares two years and three months after the date of grant and as to the remaining 75% of the shares subject to the option in equal quarterly installments over a nine month period.

Unless terminated sooner, the 2007 Plan is scheduled to terminate on April 23, 2017. Our Board may suspend or terminate the 2007 Plan at any time. No awards may be granted under the 2007 Plan while the 2007 Plan is suspended or after it is terminated. The Board may also amend the 2007 Plan at any time. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in calendar 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of stock options granted under the 1999 Plan prior to its termination and any shares that become available for issuance as a result of expiration or cancellation of an option that was issued pursuant to the 1999 Plan. Previously authorized yet unissued shares under the 1999 Plan were cancelled upon completion of PortalPlayer's initial public offering.

Each option we assumed in connection with our acquisition of PortalPlayer was converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option was similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

Under the 1999 Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant. Non-statutory stock options were granted at a price that was not less than 85% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Generally, options granted under the 1999 Plan are exercisable for a period of ten years from the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.

1998 Employee Stock Purchase Plan

In February 1998, our Board approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 52,000,000 shares which, due to subsequent stock-splits, is now 78,000,0000 shares. The number of shares will no longer be increased annually as we reached the maximum permissible number of shares at the end of fiscal year 2006. There are a total of 78,000,000 shares authorized for issuance. At January 27, 2008, 30,380,635 shares had been issued under the Purchase Plan and 47,619,365 shares were available for future issuance.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months, which is divided into four purchase periods of 6 months.

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. During fiscal years 2008, 2007 and 2006, employees purchased approximately 2.1 million, 5.7 million and 5.4 million shares with weighted-average prices of $14.29, $4.28 and $3.73 per share, respectively, and grant-date fair values of $5.48, $2.43 and $1.13 per share, respectively. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

The following summarizes the transactions under our equity incentive plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balances, January 30, 2005	67,535,112	138,480,471	$ 5.37
Granted	(24,626,679)	24,626,679	$ 9.25
Exercised	—	(27,111,399)	$ 3.97
Cancelled	4,058,031	(4,058,031)	$ 6.86
Balances, January 29, 2006	46,966,464	131,937,720	$ 6.33
Authorized	1,637,075	—	—
Granted and assumed	(18,809,418)	18,809,418	$19.73
Exercised	—	(36,878,840)	$ 5.34
Cancelled	2,876,306	(2,876,306)	$ 8.95
Balances, January 28, 2007	32,670,427	110,991,992	$ 8.86
Authorized	25,114,550	—	—
Granted	(17,201,305)	17,201,305	$27.32
Exercised	—	(34,151,892)	$ 5.74
Cancelled	3,460,332	(3,460,332)	$18.45
Balances, January 27, 2008	44,044,004	90,581,073	$13.18

The total intrinsic value of options exercised was $757.5 million and $530.7 million for the fiscal years 2008 and 2007.

For the year ended January 27, 2008, total cash received from employees as a result of employee stock option exercises was $196.0 million and tax benefits realized from exercise of stock options was $0.3 million.

The following table summarizes the options outstanding, options vested and expected to vest and options exercisable as of January 27, 2008:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Options outstanding	3.54 years	$1.15 billion
Options vested and expected to vest (2)	3.50 years	$1.05 billion
Options exercisable	2.69 years	$0.88 billion

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at January 27, 2008, based on the $24.95 closing stock price of our common stock on the NASDAQ Global Select Market, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of January 27, 2008 was 81.0 million shares and 50.1 million shares, respectively.

(2) Options vested and expected to vest include 87,560,120 options with a weighted average exercise price of $12.94 per share.

The following table summarizes information about stock options outstanding as of January 27, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.53 - $0.75	918,494	0.7	$ 0.57	918,494	$ 0.57
0.83 - 0.84	12,663	5.4	$ 0.83	12,601	$ 0.83
1.36 - 1.96	2,934,629	1.3	$ 1.52	2,933,636	$ 1.52
2.55 - 3.69	5,938,517	2.4	$ 3.15	5,938,517	$ 3.15
3.84 - 5.73	9,392,041	2.1	$ 4.90	9,006,956	$ 4.89
5.84 - 8.75	23,404,707	2.7	$ 7.90	18,698,848	$ 7.81
8.79 - 13.18	14,300,801	3.4	$ 10.97	9,152,336	$ 10.96
13.75 - 20.60	21,761,841	4.6	$ 18.41	3,039,812	$ 15.65
21.31 - 31.30	3,708,463	5.2	$ 25.73	542,592	$ 25.66
33.40 - 50.05	8,163,057	5.7	$ 34.76	252,057	$ 39.12
50.65 - 57.60	45,309	7.8	$ 52.25	24,740	$ 52.20
208.28 - 208.28	34	2.3	$ 208.28	34	$ 208.28
833.11 and above	517	2.7	$ 908.56	517	$ 908.56
	90,581,073	3.5	$ 13.18	50,521,140	$ 7.67

We settle employee stock option exercises with newly issued common shares. We do not have any equity instruments outstanding other than the options described above as of January 27, 2008.

Note 3—3dfx

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or the APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the APA, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The APA also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx one million shares, which due to subsequent stock splits now totals six million shares, of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the APA to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Bankruptcy Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Bankruptcy Court denied the Trustee's Motion for Summary Adjudication in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108.0 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108.0 million. In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. However, the conditional settlement never progressed substantially through the confirmation process.

On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? At the conclusion of the evidence, the Bankruptcy Court asked the parties to submit post-trial briefing. That briefing was completed on May 25, 2007, and the Bankruptcy Court's decision is still pending.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below. The final allocation of the purchase price of the 3dfx assets is contingent upon the outcome of all of the 3dfx litigation. Please refer to Note 12 of these Notes to Consolidated Financial Statements for further information regarding this litigation.

	Fair Market Value	Straight-Line Amortization Period
	(In thousands)	(Years)
Property and equipment	$ 2,433	1-2
Trademarks	11,310	5
Goodwill	85,418	—
Total	$99,161	

Note 4—Business Combinations

On November 30, 2007, we completed our acquisition of Mental Images, Inc., or Mental Images, an industry leader in photorealistic rendering technology. Mental Images' Mental Ray product is considered by many to be the most pervasive ray tracing renderer in the industry. The aggregate purchase price consisted of total consideration of approximately $88.3 million. The total consideration includes approximately $5.0 million that will be paid out in cash in the future, as well as approximately $7.8 million which reflects an initial investment we made in Mental Images in prior periods.

On January 5, 2007, we also completed our acquisition of PortalPlayer, a leading supplier of semiconductors, firmware, and software for personal media players, or PMPs, and secondary display-enabled computers to accelerate our investment in our handheld product strategy. Pursuant to the terms of the acquisition, we paid cash consideration of approximately $344.9 million in exchange for common stock in PortalPlayer and recognized an additional purchase price of $2.9 million, the value of approximately 658,000 options which, due to the subsequent stock split, now totals 987,000 options, of NVIDIA common stock issued upon conversion of outstanding PortalPlayer stock options.

In fiscal year 2007, we completed our acquisitions of ULi Electronics, Inc., or ULi, Hybrid Graphics Ltd., or Hybrid Graphics and PortalPlayer Inc., or PortalPlayer. Our acquisition of ULi, a core logic developer for the personal computer, or PC, industry on February 20, 2006, represents our ongoing investment in our platform solution strategy and has strengthened our sales, marketing, and customer engineering presence in Taiwan and China. The aggregate purchase price consisted of cash consideration of approximately $53.1 million. We acquired Hybrid Graphics a developer of embedded 2D and 3D graphics software for handheld devices, on March 29, 2006, for an aggregate purchase price consisted of cash consideration of approximately $36.7 million.

We allocated the purchase price of each of these acquisitions to tangible assets, liabilities and identifiable intangible assets acquired, as well as in-process research and development, or IPR&D, if identified, based on their estimated fair values. The excess of purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions determined by management. Purchased intangibles are amortized on a straight-line basis over their respective useful lives. The allocation of the purchase price for the Mental Images acquisition has been prepared on a preliminary basis and reasonable changes are expected as additional information becomes available.

As of January 27, 2008, the estimated fair values of the purchase price allocated to assets we acquired and liabilities we assumed on the respective acquisition dates were as follows:

	ULi	Hybrid Graphics	Portal Player	Mental Images
Fair Market Values				
Cash and cash equivalents	$ 21,551	$ 1,180	$ 10,174	$ 896
Marketable Securities	—	—	176,492	
Accounts receivable	8,148	808	16,850	1,553
Inventories	4,896	—	2,326	
Prepaid and other current assets	1,024	73	11,275	249
Property and equipment	1,010	134	19,996	1,376
In-process research and development	—	602	13,400	4,000
Goodwill	31,115	27,906	104,473	63,086
Intangible assets:				
Existing technology	2,490	5,179	6,700	14,400
Customer relationships	653	2,650	2,700	6,500
Backlog	—	—	2,200	
Patents	—	—	600	5,000
Trademark	—	482	—	1,200
Non-compete agreements	—	72	—	
Total assets acquired	70,887	39,086	367,186	98,260
Current liabilities	(17,031)	(1,373)	(11,255)	(6,190)
Acquisition related costs	(781)	(740)	(8,041)	(1,208)
Long-term liabilities	—	(301)	(46)	(2,542)
Total liabilities assumed	(17,812)	(2,414)	(19,342)	(9,940)
Net assets acquired	$ 53,075	$36,672	$347,844	$88,320

	ULi	Hybrid Graphics	Portal Player	Mental Images
	Straight-line depreciation/amortization period			
Building	—	—	25 years	—
Property and equipment	4 - 49 months	1 - 36 months	3 - 60 months	2 - 5 years
Intangible assets:				
Existing technology	3 years	3 years	3 years	4-5 years
Customer relationships	3 years	3 years	1-3 years	4-5 years
Backlog	—	—	2 months	—
Patents	—	—	3 years	5 years
Trademark	—	3 years	—	5 years
Non-compete agreements	—	3 years	—	—

The amount of the IPR&D represents the value assigned to research and development projects of Hybrid Graphics, PortalPlayer and Mental Images that had commenced but had not yet reached technological feasibility at the time of the acquisition and for which we had no alternative future use. In accordance with Statement of Financial Accounting Standards No. 2, or SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FASB issued Interpretation No. 4, or FIN 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of FASB Statement No. 2*, amounts assigned to IPR&D meeting the above-stated criteria were charged to research and development expenses as part of the allocation of the purchase price.

The pro forma results of operations for our acquisitions during fiscal years 2008 and 2007 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our results.

Note 5—Goodwill

The carrying amount of goodwill is as follows:

	January 27, 2008	January 28, 2007
	(In thousands)	
3dfx	$ 75,326	$ 75,326
MediaQ	35,167	35,342
ULi	31,115	31,051
Hybrid Graphics	27,906	27,906
PortalPlayer	104,473	114,816
Mental Images	63,086	—
Other	16,984	16,984
Total goodwill	$354,057	$301,425

During fiscal year 2008, we recorded $63.1 million as goodwill related to our acquisition of Mental Images. Please refer to Note 4 of these Notes to Consolidated Financial Statements for further information. In addition, the amount of goodwill allocated to Portal Player decreased by $10.3 million during fiscal year 2008, primarily as a result of an adjustment to the estimate in fair value of land acquired.

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2008 and concluded that there was no impairment. However, future events or circumstances may result in a charge to earnings due to the potential for a write-down of goodwill in connection with such tests.

In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The amount of goodwill allocated to our GPU, PSB, MCP and CPB segments as of January 27, 2008, was $67.8 million, $99.0 million, $46.3 million and $141.0 million, respectively. As of January 28, 2007, the amount of goodwill allocated to our GPU, PSB, MCP and CPB segments, was $67.8 million, $35.9 million, $46.2 million and $151.5 million, respectively. Please refer to Note 14 of these Notes to Consolidated Financial Statements for further segment information.

Note 6—Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	January 27, 2008			January 28, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Technology licenses	$ 94,970	$ (32,630)	$ 62,340	$ 37,516	$(20,480)	$17,036
Patents	35,348	(27,632)	7,716	34,623	(24,569)	10,054
Acquired intellectual property	77,900	(41,030)	36,870	50,212	(31,894)	18,318
Other	1,494	(1,494)	—	1,494	(1,391)	103
Total intangible assets	$209,712	$(102,786)	$106,926	$123,845	$(78,334)	$45,511

During fiscal year 2007, we entered into a confidential patent licensing arrangement. Our commitment for license payments under this arrangement could range from $97.0 million to $110.0 million over a ten year period; however, the net outlay under this arrangement may be reduced by the occurrence of certain events covered by the arrangement. The increase in the gross carrying amount of technology licenses as of January 27, 2008 when compared to January 28, 2007 is primarily related to approximately $57.3 million of net cash outflows under this arrangement during fiscal year 2008.

The increase in the gross carrying amount of acquired intellectual property as of January 27, 2008 when compared to January 28, 2007 is primarily related to $27.1 million of intangible assets that resulted from our acquisition of Mental Images during fiscal year 2008. Please refer to Note 4 of these Notes to Consolidated Financial Statements for further information.

Amortization expense associated with intangible assets for fiscal years 2008, 2007 and 2006 was $24.5 million, $19.8 million and $16.9 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 27, 2008 is estimated to be $26.5 million in fiscal year 2009, $21.0 million in fiscal 2010, $17.1 million in fiscal 2011, $17.1 million in fiscal 2012, and $16.5 million in fiscal 2013 and $8.7 million in fiscal 2014 and thereafter.

Note 7—Marketable Securities

We account for our investment instruments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with a maturity of greater than three months when purchased and some equity investments. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method. Net realized losses for fiscal years 2008 and 2007 were not material.

The following is a summary of cash equivalents and marketable securities at January 27, 2008 and January 28, 2007:

	January 27, 2008			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Asset-backed securities	$ 110,287	$ 1,232	$ (11)	$ 111,508
Commercial paper	513,887	31	(2)	513,916
Debt securities issued by United States Treasury	29,327	256	—	29,583
Corporate debt securities	361,452	2,844	(281)	364,015
Mortgage backed securities issued by United States government-sponsored enterprises	69,620	769	(5)	70,384
Debt securities of United States government agencies	363,434	4,365	(69)	367,730
Equity securities	2,491	1,613	—	4,104
Money market funds	218,055	—	—	218,055
Total	$1,668,553	$11,110	$(368)	$1,679,295
Classified as:				
Cash equivalents				$ 596,786
Marketable securities				1,082,509
Total				$1,679,295

	January 28, 2007			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Asset-backed securities	$ 49,061	$ 86	$ (136)	$ 49,011
Commercial paper	113,576	—	(2)	113,574
Debt securities issued by United States Treasury	54,930	—	(613)	54,317
Corporate debt securities	277,641	26	(1,099)	276,568
Debt securities of United States government agencies	109,209	6	(328)	108,887
Equity securities	2,491	3,338	—	5,829
Money market funds	467,198	—	—	467,198
Total	$1,074,106	$3,456	$(2,178)	$1,075,384
Classified as:				
Cash equivalents				$ 501,948
Marketable securities				573,436
Total				$1,075,384

The following table provides the breakdown of the investments with unrealized losses at January 27, 2008:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Asset-backed securities	$ —	$ —	$ 4,336	$ (11)	$ 4,336	$ (11)
Commercial paper	37,695	(2)	—	—	37,695	(2)
Corporate debt securities	9,579	(18)	25,656	(263)	35,235	(281)
Mortgage backed securities issued by United States government-sponsored enterprises	—	—	5,065	(5)	5,065	(5)
Debt securities of United States government agencies			14,989	(69)	14,989	(69)
Total	$47,274	$ (20)	$50,046	$(348)	$97,320	$(368)

As of January 27, 2008 we had eight investments that were in an unrealized loss position with average unrealized loss duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 27, 2008 are temporary in nature. We review our investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and length of time to maturity of the investment. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument.

The amortized cost and estimated fair value of cash equivalents and marketable securities classified as available-for-sale at January 27, 2008 and January 28, 2007 by contractual maturity are shown below.

All of our marketable securities are debt instruments with the exception of $4.1 million and $5.8 million of publicly traded equity securities at January 27, 2008 and January 28, 2007, respectively.

	January 27, 2008		January 28, 2007	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Less than one year	$1,141,725	$1,144,021	$ 810,754	$ 810,081
Due in 1-5 years	454,717	460,786	257,623	256,274
Due in 6-7 years	—	—	3,238	3,201
Mortgage-backed securities issued by government-sponsored enterprises not due at a single maturity date	69,620	70,384	—	—
Total	$1,666,062	$1,675,191	$1,071,615	$1,069,556

Note 8—Balance Sheet Components

Certain balance sheet components are as follows:

	January 27, 2008	January 28, 2007
	(In thousands)	
Inventories:		
Raw materials	$ 31,299	$ 56,261
Work in-process	107,835	111,058
Finished goods	219,387	187,361
Total inventories	$358,521	$354,680

	January 27, 2008	January 28, 2007
	(In thousands)	
Deposits and other assets:		
Investments in non-affiliates	$ 7,481	$11,684
Long-term prepayments	20,958	8,245
Other	9,612	8,420
Total deposits and other assets	$38,051	$28,349

The increase in long term prepayments reflects prepaid support and maintenance fees paid to vendors on licenses purchased during fiscal year 2008.

	January 27, 2008	January 28, 2007	Estimated Useful Life
	(In thousands)		(Years)
Property and Equipment:			
Land	$ 38,442	$ 1,230	(A)
Building	4,104	—	25
Software and licenses	246,725	195,556	3-5
Test equipment	186,774	135,607	3
Computer equipment	137,642	113,538	3
Office furniture and equipment	28,220	24,203	5
Leasehold improvements	103,353	92,784	(B)
Construction in process	8,258	6,580	(C)
	753,518	569,498	
Accumulated depreciation and amortization	(393,710)	(308,670)	
Total property and equipment, net	$ 359,808	$ 260,828	

(A) Land is a non-depreciable asset.

(B) Leasehold improvements are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(C) Construction in process represents assets that are not in service as of the balance sheet date.

Please refer to Note 17 of these Notes to Consolidated Financial Statements for discussion on a property purchase subsequent to fiscal year-end.

Depreciation expense for fiscal years 2008, 2007 and 2006 was $111.0 million, $88.0 million and $76.4 million, respectively. Assets recorded under capital leases included in property and equipment were $17.1 million as of January 27, 2008 and January 28, 2007, respectively and had been fully depreciated as of the end of fiscal year 2007. Amortization expense for fiscal years 2006 related to capital leases was $1.2 million.

	January 27, 2008	January 28, 2007
	(In thousands)	
Accrued Liabilities:		
Accrued customer programs [1]	$271,869	$181,182
Accrued payroll and related expenses	122,284	81,352
Accrued legal settlement [2]	30,600	30,600
Deferred rent	11,982	12,551
Taxes payable	7,766	37,903
Deferred revenue	5,856	1,180
Other	24,705	21,964
Total accrued liabilities	$475,062	$366,732

(1) Please refer to Note 1 of these Notes to Consolidated Financial Statements for discussion regarding the nature of accrued customer programs and their accounting treatment related to our revenue recognition policies and estimates.

(2) Please refer to Note 3 of these Notes to Consolidated Financial Statements for discussion regarding the 3dfx litigation.

The increase in accrued customer programs as of January 27, 2008 when compared to January 27, 2008 primarily relates to an increase in rebates payable to OEMs as a result of our increased sales to OEMs during fiscal year 2008. The increase in accrued payroll and related expenses as of January 27, 2008 when compared to January 28, 2007 primarily relates to the increased personnel in fiscal year 2008 and the impact of variable compensation expense.

	January 27, 2008	January 28, 2007
	(In thousands)	
Other Long-term Liabilities:		
Deferred income tax liability	$ 86,900	$ —
Income taxes payable, long term	44,235	—
Asset retirement obligation	6,470	6,362
Other long-term liabilities	24,993	23,175
Total other long-term liabilities	$162,598	$29,537

Note 9—Guarantees

FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. The estimated product returns and estimated product warranty liabilities for fiscal years 2008, 2007 and 2006 are as follows:

	January 27, 2008	January 28, 2007	January 29, 2006
		(In thousands)	
Balance at beginning of period	$ 17,959	$ 10,239	$ 11,687
Additions [1]	27,763	40,515	35,127
Deductions [2]	(21,290)	(32,795)	(36,575)
Balance at end of period [3]	$ 24,432	$ 17,959	$ 10,239

(1) Includes $25.5 million, $37.0 million and $35.1 million, respectively, for fiscal years 2008, 2007 and 2006, towards allowance for sales returns estimated at the time revenue is recognized primarily based on historical return rates and is charged as a reduction to revenue.

(2) Includes $21.3 million, $32.8 million and $36.6 million, respectively, for fiscal years 2008, 2007 and 2006, written off against allowance for sales returns.

(3) Includes $18.7 million, $14.5 million and $10.2 million, respectively, as of January 27, 2008, January 28, 2007 and January 29, 2006 relating to allowance for sales returns.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our consolidated financial statements for such indemnifications.

Note 10—Stockholders' Equity

Stock Repurchase Program

During fiscal year 2005, we announced that our Board had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. During fiscal year 2007, the Board further approved an increase of $400 million to the original stock repurchase program. In fiscal year 2008, we announced a stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $1.7 billion.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

During the fiscal year ended January 27, 2008, we entered into structured share repurchase transactions to repurchase 18.9 million shares for $499.4 million, which we recorded on the trade date of the transaction. In addition, we repurchased 1.8 million shares for $53.1 million in the open market in privately negotiated transactions. Through January 27, 2008, we had repurchased 61.7 million shares under our stock repurchase program for a total cost of $1.04 billion.

Subsequent to January 27, 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $123.9 million that we expect to settle prior to the end of our first quarter of fiscal year 2009 ending on April 27, 2008.

Convertible Preferred Stock

As of January 27, 2008 and January 28, 2007, there were no shares of preferred stock outstanding.

Note 11—Employee Retirement Plans

We have a 401(k) Retirement Plan, or the 401(k) Plan, covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. Some of our non-US subsidiaries have defined benefit and defined contributions plans as required by local statutory requirements. Our costs under these plans have not been material.

Note 12—Financial Arrangements, Commitments and Contingencies

Inventory Purchase Obligations

At January 27, 2008 and January 28, 2007, we had outstanding inventory purchase obligations totaling $651.6 million and $364.5 million, respectively.

Capital Purchase Obligations

At January 27, 2008 and January 28, 2007, we had outstanding capital purchase obligations totaling $11.8 million and $4.8 million, respectively.

During fiscal year 2007, we entered into a confidential patent licensing arrangement. Our commitment for license payments under this arrangement could range from $97.0 million to $110.0 million over a ten year period; however, the net outlay under this arrangement may be reduced by the occurrence of certain events covered by the arrangement. Through January 27, 2008, we had made payments of $81.3 million towards this arrangement.

Lease Obligations

Our headquarters complex is located on a leased site in Santa Clara, California and is comprised of ten buildings. The related leases expire in fiscal year 2013 and include two seven-year renewals at our option for six buildings and a three-year renewal option for four buildings. Future minimum lease payments under these operating leases total $129.2 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal year 2018. Future minimum lease payments under our non-cancelable operating leases as of January 28, 2007, are as follows:

	Future Minimum Lease Obligations
	(In thousands)
Year ending January:	
2009	$ 42,912
2010	42,337
2011	42,187
2012	41,268
2013	13,495
2014 and thereafter	6,424
Total	$188,623

Rent expense for the years ended January 27, 2008, January 28, 2007 and January 29, 2006 was $38.2 million, $32.6 million and $29.5 million, respectively.

Please refer to Note 17 of these Notes to Consolidated Financial Statements for discussion of a property purchase we made subsequent to fiscal year-end.

Litigation

3dfx

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx which closed on April 18, 2001.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, Carlyle Fortran Trust, or Carlyle. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, CarrAmerica Realty Corporation. The landlords' complaints both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer. The landlords' sought to recover money damages, including amounts owed on their leases with 3dfx in the aggregate amount of approximately $15 million. In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In January 2003, the landlords' actions were removed to the United States Bankruptcy Court for the Northern District of California and consolidated, for purposes of discovery, with a complaint filed against NVIDIA by the Trustee in the 3dfx bankruptcy case. Upon motion by NVIDIA in 2005, the District Court withdrew the reference to the Bankruptcy Court for the landlords' actions, which were removed to the United States District Court for the Northern District of California. The Trustee's lawsuit remained in the Bankruptcy Court. On November 10, 2005, the District Court granted our motion to dismiss the landlords' respective amended complaints and allowed the landlords until February 4, 2006 to amend their complaints. The landlords re-filed claims against NVIDIA in early February 2006, and NVIDIA again filed motions requesting the District Court to dismiss those claims. On September 29, 2006, the District Court dismissed the CarrAmerica action in its entirety and without leave to amend. The District Court found, among other things, that CarrAmerica lacked standing to bring the lawsuit and that standing rests exclusively with the bankruptcy Trustee. On October 27, 2006, CarrAmerica filed a notice of appeal from that order. On

December 15, 2006, the District Court also dismissed the Carlyle action in its entirety, finding that Carlyle also lacked standing to pursue its claims, and that certain claims were substantively unmeritorious. Carlyle filed a notice of appeal from that order on January 9, 2007. Both landlords' appeals are pending before the United States Court of Appeals for the Ninth Circuit, and briefing on both appeals has been consolidated. NVIDIA has filed motions to recover its litigation costs and attorneys fees against both Carlyle and CarrAmerica. The District Court has postponed consideration of those motions until after the appeals are resolved.

In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Bankruptcy Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Bankruptcy Court denied the Trustee's Motion for Summary Adjudication in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108.0 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108.0 million. In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. However, the conditional settlement never progressed substantially through the confirmation process.

On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? At the conclusion of the evidence, the Bankruptcy Court asked the parties to submit post-trial briefing. That briefing was completed on May 25, 2007, and the Bankruptcy Court's decision is still pending.

Following the Trustee's filing of a Form 8-K on behalf of 3dfx, in which the Trustee disclosed the terms of the conditional settlement agreement between NVIDIA and the Creditor's Committee, certain shareholders of 3dfx filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. That petition was granted and an Equity Holders' Committee was appointed. Since that appointment, the Equity Holders' Committee has filed a competing plan of reorganization/liquidation. The Equity Holders' Committee's plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts. The Equity Holders' Committee contends that the commitment by an investor to pay in equity capital is sufficient to trigger NVIDIA's obligations under the APA to pay the stock consideration. NVIDIA contends, among other things, that such a commitment is not sufficient and that its obligation to pay the stock consideration has been extinguished. By virtue of stock splits since the execution of the APA, the stock consideration would now total six million shares of NVIDIA common stock. The Equity

Holders' Committee filed a motion with the Bankruptcy Court seeking an order giving it standing to bring a lawsuit to obtain the stock consideration. Over our objection, the Bankruptcy Court granted that motion on May 1, 2006 and the Equity Holders' Committee filed its Complaint for Declaratory Relief against NVIDIA that same day. NVIDIA moved to dismiss the Complaint for Declaratory Relief, and the Bankruptcy Court granted that motion with leave to amend. The Equity Committee thereafter amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. At a hearing on December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Holders' Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Holders' Committee seeks a determination that the APA was not terminated before 3dfx filed for bankruptcy protection, that the 3dfx bankruptcy estate still holds some rights in the APA, and that the APA is capable of being assumed by the bankruptcy estate. Because of the trial of the Trustee's fraudulent transfer claims against NVIDIA, the Equity Committee's lawsuit has not progressed substantially in 2007. The next status conference is not scheduled until July 31, 2008. In addition, the Equity Holders Committee filed a motion seeking Bankruptcy Court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment firm that has conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the Bankruptcy Court approved the proposed protections.

Proceedings, SEC inquiry and lawsuits related to our historical stock option granting practices

In June 2006, the Audit Committee of the Board of NVIDIA, or the Audit Committee, began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our full Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes.

We voluntarily contacted the SEC regarding the Audit Committee's review. In late August 2006, the SEC initiated an inquiry related to our historical stock option grant practices. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review. In November 2006, we voluntarily provided the SEC with additional documents. We continued to cooperate with the SEC throughout its inquiry. On October 26, 2007, the SEC formally notified us that the SEC's investigation concerning our historical stock option granting practices had been terminated and that no enforcement action was recommended.

Concurrently with our internal review and the SEC's inquiry, since September 29, 2006, ten derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. The California Superior Court cases have been consolidated and plaintiffs filed a consolidated complaint on April 23, 2007. Plaintiffs in the Delaware action filed an Amended Shareholder Derivative Complaint on February 12, 2008. Plaintiffs in the federal action filed a Second Amended Consolidated Verified Shareholders Derivative Complaint on March 18, 2008. All of the cases purport to be brought derivatively on behalf of NVIDIA against members of our Board and several of our current and former officers and directors. Plaintiffs in these actions allege claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, and constructive fraud. The Northern District of

California action also alleges violations of federal provisions, including Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. The plaintiffs seek to recover for NVIDIA, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief. We intend to take all appropriate action in response to these complaints. Between May 14, 2007 and May 17, 2007, we filed several motions to dismiss or to stay the federal, Delaware and Santa Clara actions. The Delaware motions were superseded when the Delaware plaintiffs filed the Amended Shareholder Derivative Complaint on February 28, 2008. The federal motions were superseded when the federal plaintiffs filed the Second Amended Consolidated Verified Shareholders Derivative Complaint on March 18, 2008. We have not yet responded to either of these Complaints. The Santa Clara motion to stay was denied without prejudice and the parties are currently engaged in discovery-related proceedings.

On August 5, 2007, our Board authorized the formation of a Special Litigation Committee to investigate, evaluate, and make a determination as to how NVIDIA should proceed with respect to the claims and allegations asserted in the underlying derivative cases brought on behalf of NVIDIA. Currently, the Special Litigation Committee's investigation is ongoing.

Department of Justice Subpoena and Investigation, and Civil Cases

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to graphics processing units, or GPUs, and cards. No specific allegations have been made against us. We are cooperating with the DOJ in its investigation.

As of March 5, 2008, 55 civil complaints have been filed against us. The majority of the complaints were filed in the Northern District of California, several were filed in the Central District of California, and other cases were filed in several other Federal district courts. On April 18, 2007, the Judicial Panel on Multidistrict Litigation transferred the actions currently pending outside of the Northern District of California to the Northern District of California for coordination of pretrial proceedings before the Honorable William H. Alsup. By agreement of the parties, Judge Alsup will retain jurisdiction over the consolidated cases through trial or other resolution.

In the consolidated proceedings, two groups of plaintiffs (one representing all direct purchasers of graphic processing units, or GPUs, and the other representing all indirect purchasers) filed consolidated, amended class-action complaints. These complaints purport to assert federal antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and ATI Technologies, Inc., or ATI, and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI. The indirect purchasers' consolidated amended complaint also asserts a variety of state law antitrust, unfair competition and consumer protection claims on the same allegations, as well as a common law claim for unjust enrichment.

Plaintiffs filed their first consolidated complaints on June 14, 2007. On July 16, 2007, we moved to dismiss those complaints. The motions to dismiss were heard by Judge Alsup on September 20, 2007. The Court subsequently granted and denied the motions in part, and gave the plaintiffs leave to move to amend the complaints. On November 7, 2007, the Court granted plaintiffs' motion to file amended complaints, ordered defendants to answer the complaints, lifted a previously entered stay on discovery, and set a trial date for January 12, 2009. Discovery is underway and plaintiffs are currently required to file any motion for class certification by April 24, 2008. We believe the allegations in the complaints are without merit and intend to vigorously defend the cases.

Note 13—Income Taxes

The income tax expense applicable to income before income taxes consists of the following:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
		(In thousands)	
Current income taxes:			
Federal	$ (988)	$ (17)	$22,050
State	516	(2,401)	375
Foreign	14,665	6,758	11,012
Total current	14,193	4,340	33,437
Deferred taxes:			
Federal	90,178	41,721	(2,692)
State	—	—	—
Foreign	(1,014)	—	—
Total deferred	89,164	41,721	(2,692)
Charge in lieu of taxes attributable to employer stock option plans	339	289	24,867
Inome tax expense	$103,696	$46,350	$55,612

Income before income taxes consists of the following:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
		(In thousands)	
Domestic	$ 6,416	$(19,617)	$ 52,112
Foreign	894,925	514,097	304,676
	$901,341	$494,480	$356,788

The income tax expense differs from the amount computed by applying the federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
		(In thousands)	
Tax expense computed at federal statutory rate	$ 315,470	$173,068	$124,876
State income taxes, net of federal tax effect	555	(1,372)	847
Foreign tax rate differential	(178,358)	(97,390)	(57,286)
Research tax credit	(38,857)	(35,359)	(13,175)
In-process research and development	—	4,690	—
Stock-based compensation	4,828	3,564	—
Other	58	(851)	350
Income tax expense	$ 103,696	$ 46,350	$ 55,612

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	January 27, 2008	January 28, 2007
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 22,814	$ 23,272
Accruals and reserves, not currently deductible for tax purposes	20,769	17,702
Property, equipment and intangible assets	7,513	16,436
Research and other tax credit carryforwards	147,417	145,393
Stock-based compensation	36,413	31,835
Gross deferred tax assets	234,926	234,638
Less: valuation allowance	(82,522)	(68,563)
Total deferred tax assets	152,404	166,075
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries	(228,227)	(149,276)
Net deferred tax asset (liability)	$ (75,823)	$ 16,799

Income tax expense as a percentage of income before taxes, or our annual effective tax rate, was 11.5%, 9.4% and 15.6% for the years ended January 27, 2008, January 28, 2007 and January 29, 2006, respectively. The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional change in mix in fiscal years 2008 and 2007 due to certain stock-based compensation expensed for financial accounting purposes under SFAS No. 123(R), and an increase in the amount of research tax credit benefit in fiscal years 2008 and 2007.

As of January 27, 2008, we had a valuation allowance of $82.5 million. Of the total valuation allowance, $4.7 million relates to state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $77.8 million relates to state deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes more-likely-than-not, recognition of these acquired tax benefits would first reduce goodwill to zero, then reduce other non-current intangible assets related to the acquisition to zero with any remaining benefit reported as a reduction to income tax expense. We would recognize an income tax benefit during the period that the realization of the deferred tax assets related to state tax benefits becomes more-likely-than-not.

In accordance with SFAS No. 123(R) our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $564.1 million as of January 27, 2008. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do so on a "with-and-without" approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

As of January 27 2008, we had a federal net operating loss carryforward of $1.17 billion, cumulative state net operating loss carryforwards of $775.3 million, and a foreign net operating loss carryforward of $17.7 million. The federal net operating loss carryforward will expire beginning in fiscal 2012, the state net operating loss carryforwards will begin to expire in fiscal 2009 in accordance with the rules of each particular state, and the foreign net operating loss carryforward may be carried forward indefinitely. As of January 27, 2008, we had federal research tax credit carryforwards of $194.1 million that will begin to expire in fiscal 2009. We have other federal tax credit carryforwards of $1.3 million that will begin to expire in fiscal 2011. The research tax credit carryforwards attributable to states is in the amount of $186.9 million, of which $181.5 million is attributable to the State of California and may be carried over indefinitely, and $5.4 million is attributable to various other states and will expire beginning in fiscal 2010 according to the rules of each particular state. We have other state tax credit carryforwards of $7.7 million that will begin to expire in fiscal 2009. Utilization of federal and state net operating losses and tax credit carryforwards may be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state provisions. Utilization of the foreign net operating loss may be limited due to a change in business in connection with an ownership change. If any such limitations apply, the federal, states, or foreign net operating loss and tax credit carryforwards, as applicable, may expire or be denied before utilization.

As of January 27, 2008, United States federal and state income taxes have not been provided on approximately $821.2 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be permanently reinvested.

On January 29, 2007, we adopted FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes*. The cumulative effect of adoption of FIN 48 did not result in a material adjustment to our tax liability for unrecognized income tax benefits. As of January 27, 2008, we had $77.8 million of unrecognized tax benefits, $70.9 million of which would affect our effective tax rate if recognized. However, included in the unrecognized tax benefits that would affect our effective tax rate if recognized of $70.9 million is $12.4 million of state research tax credits that, if recognized, would be in the form of a carryforward deferred tax asset that would likely attract a full valuation allowance. The recognition of the remaining unrecognized tax benefits of $6.9 million, as of January 27, 2008, would be reported as an adjustment to goodwill as it relates to pre-acquisition unrecognized tax benefits.

A reconciliation of unrecognized tax benefits is as follows:

	January 27, 2008
	(In thousands)
Balance at beginning of period	$57,544
Increases in tax positions for prior years	3,900
Decreases in tax positions for prior years	(433)
Increases in tax positions for current year	21,716
Settlements	(2,445)
Lapse in statute of limitations	(2,491)
Balance at end of period	$77,791

We have historically classified certain unrecognized tax benefits as income taxes payable, which was included within the current liabilities section of our Condensed Consolidated Balance Sheet. As a result of our adoption of FIN 48, we now classify an unrecognized tax benefit as a current liability, or as a reduction of the amount of a net operating loss carryforward or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. Likewise, the amount is classified as a long-term liability if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

Our policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of implementing FIN 48. As of January 28, 2007 and January 27, 2008, we had accrued $6.2 million and $11.2 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our unrecognized tax benefits.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 27, 2008, we do not believe that our estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. As of January 27, 2008, the material tax jurisdictions that are subject to examination include the United States, Hong Kong, Taiwan, China, India, and Germany and include our fiscal years 2003 through 2008. As of January 27, 2008, the material tax jurisdictions for which we are currently under examination include the U.S. for federal tax purposes for fiscal years 2004 through 2006, Taiwan for fiscal years 2003 and 2004, India for fiscal years equivalent 2005 and 2006, and Germany for fiscal year equivalent 2006.

Note 14—Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on a operating segment basis for purposes of making operating decisions and assessing financial performance.

During the first quarter of fiscal year 2008, we reorganized our operating segments. We now report financial information for four operating segments to our CODM: the GPU business, which is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products; the PSB which is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products; the MCP business which is comprised of NVIDIA nForce core logic and motherboard GPU products; and our CPB, which is comprised of our CPB is comprised of our GoForce and APX mobile brands and products that support handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $266.2 million, $239.6 million and $123.8 million for fiscal years 2008, 2007 and 2006, respectively, that we do not allocate to our other operating segments as these expenses are not included in the segment operating performance measures evaluated by our CODM. "All Other" also includes the results of operations of other miscellaneous reporting segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of components. Certain prior period amounts have been revised to conform to the presentation of our current fiscal year.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

	GPU	PSB	MCP	CPB	All Other	Consolidated
			(In thousands)			
Twelve Months Ended January 27, 2008:						
Revenue	$2,518,281	$588,358	$710,353	$251,137	$ 29,731	$4,097,860
Depreciation and amortization expense	$ 38,272	$ 9,596	$ 28,409	$ 21,482	$ 37,715	$ 135,474
Operating income (loss)	$ 717,985	$305,395	$ 57,214	$ 28,104	$(272,352)	$ 836,346
Twelve Months Ended January 28, 2007:						
Revenue	$1,712,370	$454,735	$661,483	$233,223	$ 6,960	$3,068,771
Depreciation and amortization expense	$ 27,851	$ 7,381	$ 20,751	$ 18,073	$ 33,776	$ 107,832
Operating income (loss)	$ 383,109	$213,966	$ 77,952	$ 42,375	$(263,950)	$ 453,452
Twelve Months Ended January 29, 2006:						
Revenue	$1,410,533	$376,229	$352,319	$230,125	$ 6,481	$2,375,687
Depreciation and amortization expense	$ 28,592	$ 4,498	$ 12,092	$ 12,784	$ 32,055	$ 90,021
Operating income (loss)	$ 205,111	$177,790	$ 32,865	$ 43,613	$(122,715)	$ 336,664

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
		(In thousands)	
Revenue:			
Taiwan	$1,293,645	$1,118,631	$1,131,784
China	1,256,209	659,711	401,612
Other Asia Pacific	662,448	544,700	250,844
United States	341,670	332,609	340,598
Europe	438,321	302,080	212,277
Other Americas	105,567	111,040	38,572
Total revenue	$4,097,860	$3,068,771	$2,375,687

The following table presents summarized information for long-lived assets by geographic region. Long lived assets consist of property and equipment and deposits and other assets and exclude goodwill and intangible assets.

	January 27, 2008	January 28, 2007
	(In thousands)	
Long-lived assets:		
United States	$298,765	$235,533
Other Americas	5,412	3,259
India	28,677	13,931
China	24,655	10,939
Europe	7,052	3,233
Taiwan	31,788	20,460
Other Asia Pacific	1,510	1,822
Total long-lived assets	$397,859	$289,177

Revenue from significant customers, those representing approximately 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 27, 2008	January 28, 2007	January 29, 2006
Revenue:			
Customer A	10%	12%	12%
Customer B	4%	5%	14%

Accounts receivable from significant customers, those representing approximately 10% or more of total trade accounts receivable for the respective periods, is summarized as follows:

	January 27, 2008	January 28, 2007
Accounts Receivable:		
Customer A	12%	5%
Customer B	9%	18%

Note 15—Settlement Costs

Settlement costs were $14.2 million for fiscal year 2006. The settlement costs are associated with two litigation matters, 3dfx and American Video Graphics, LP, or AVG. AVG is settled. For further information about the 3dfx matter, please refer to Note 12 of the Notes to Consolidated Financial Statements.

Note 16—Quarterly Summary (Unaudited)

The following table sets forth our unaudited consolidated financial, for the last eight fiscal quarters ended January 27, 2008

	Fiscal Year 2008 Quarters Ended			
	Jan. 27, 2008 [(B)]	Oct. 28, 2007	July 29, 2007	April 29, 2007
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$1,202,730	$1,115,597	$935,253	$844,280
Cost of revenue	$ 653,133	$ 600,044	$511,261	$464,142
Gross profit	$ 549,597	$ 515,553	$423,992	$380,138
Net income	$ 256,993	$ 235,661	$172,732	$132,259
Basic net income per share [(A)]	$ 0.46	$ 0.42	$ 0.32	$ 0.24
Diluted net income per share [(A)]	$ 0.42	$ 0.38	$ 0.29	$ 0.22

	Fiscal Year 2007 Quarters Ended			
	Jan. 28, 2007 [(B)]	Oct. 29, 2006 [(C)]	July 30, 2006	April 30, 2006
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$878,873	$820,572	$687,519	$681,807
Cost of revenue	$493,167	$486,630	$395,391	$393,134
Gross profit	$385,706	$333,942	$292,128	$288,673
Income before change in accounting principle	$163,506	$106,511	$ 86,753	$ 91,360
Net income	$163,506	$106,511	$ 86,753	$ 92,064
Basic income per share before change in accounting principle [(A)]	$ 0.30	$ 0.20	$ 0.17	$ 0.18
Basic net income per share [(A)]	$ 0.30	$ 0.20	$ 0.17	$ 0.18
Diluted income per share before change in accounting principle [(A)]	$ 0.27	$ 0.18	$ 0.15	$ 0.16
Diluted net income per share [(A)]	$ 0.27	$ 0.18	$ 0.15	$ 0.16

(A) Reflects a three-for-two stock split effective September 10, 2007 and a two-for-one stock-split effective April 6, 2006.

(B) Included a charge of $4.0 million and $13.4 million related to the write-off of acquired research and development expense from our acquisitions of Mental Images and PortalPlayer in fiscal years 2008 and 2007, respectively.

(C) Included a charge of $17.5 million associated with a confidential patent licensing arrangement.

Note 17—Subsequent Event

Property Purchase

On February 14, 2008, we closed escrow on a purchase of property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California for approximately $150.0 million.

NVIDIA CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year ended January 27, 2008				
Deferred tax valuation allowance	$ 68,563	$13,959[4]	$ —	$ 82,522
Allowance for doubtful accounts	$ 1,271	$ 505[1]	$ (808)[2]	$ 968
Year ended January 28, 2007				
Deferred tax valuation allowance	$233,016	$13,867[4]	$(178,320)[5]	$ 68,563
Allowance for doubtful accounts	$ 598	$ 676[1],[3]	$ (3)[2]	$ 1,271
Year ended January 29, 2006				
Deferred tax valuation allowance	$193,987	$39,029[4]	$ —	$233,016
Allowance for doubtful accounts	$ 1,466	$ (492)[1]	$ (376)[2]	$ 598

(1) Allowances for doubtful accounts are charged to expenses.

(2) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(3) Additions to allowance for doubtful accounts includes $0.5 million related to our acquisitions of ULi Electronics, Inc., Hybrid Graphics Ltd. and PortalPlayer, Inc.

(4) Represents change in valuation allowance primarily related to state deferred tax assets that management has determined not likely to be realized due, in part, to projections of future state taxable income. For fiscal year 2006, $36.4 million is related to excess tax benefits from stock-based compensation prior to derecognition of valuation allowance as described in (5).

(5) Represents derecognition of the valuation allowance related to the derecognition of deferred tax assets for the excess tax benefits from stock-based compensation not yet realized as of January 28, 2007.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference Schedule/ Form	File Number	Exhibit	Filing Date
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.4	9/10/2002
3.3	Bylaws of NVIDIA Corporation, Amended and Restated as of March 9, 2006	10-K	0-23985	3.3	3/16/2006
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Employee Stock Purchase Plan Offering, as amended	S-8	333-51520	99.4	12/8/2000
10.7+	Form of Employee Stock Purchase Plan Offering, as amended	S-8	333-100010	99.5	9/23/2002
10.8+	Form of Employee Stock Purchase Plan Offering, as amended - International Employees	S-8	333-100010	99.6	9/23/2002
10.9+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.10+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant - Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.11+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant - Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.12+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.13+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99 (d)(1)(A)	11/29/2006
10.14	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
10.15	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.16	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.17	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.18+	NVIDIA Corporation 2000 NonStatutory Equity Incentive Plan NSO	SC TO-I	005-56649	99.1(d)(1)(B)	11/29/2006
10.19+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007
10.20+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.21+	NVIDIA Corporation 2007 Equity Incentive Plan	8-K	0-23985	10.1	6/27/2007
10.22+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.2	8/22/2007
10.23+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Committee Service)	10-Q	0-23985	10.3	8/22/2007
10.24+	2007 Equity Incentive Plan—Non Statutory Stock Option (Initial Grant)	10-Q	0-23985	10.4	8/22/2007
10.25+	2007 Equity Incentive Plan—Non Statutory Stock Option	10-Q	0-23985	10.5	8/22/2007
10.26+	2007 Equity Incentive Plan—Incentive Stock Option	10-Q	0-23985	10.6	8/22/2007
10.27+	NVIDIA Corporation Fiscal Year 2007 Variable Compensation Plan	8-K	0-23985	10.2	4/3/2006
10.28+	NVIDIA Corporation Fiscal Year 2008 Variable Compensation Plan	8-K	0-23985	10.1	4/5/2007
21.1*	List of Registrant's Subsidiaries				
23.1 *	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				

		Incorporated by Reference			
Exhibit No.	**Exhibit Description**	**Schedule/ Form**	**File Number**	**Exhibit**	**Filing Date**
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				

* Filed herewith

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Copies of above exhibits not contained herein are available to any stockholder upon written request to: Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2008.

NVIDIA Corporation

By: /s/ JEN-HSUN HUANG

Jen-Hsun Huang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and Marvin D. Burkett, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	March 21, 2008
/s/ MARVIN D. BURKETT Marvin D. Burkett	Chief Financial Officer (Principal Financial and Accounting Officer)	March 21, 2008
/s/ TENCH COXE Tench Coxe	Director	March 21, 2008
/s/ STEVEN CHU Steven Chu	Director	March 20, 2008
/s/ JAMES C. GAITHER James C. Gaither	Director	March 18, 2008
/s/ HARVEY C. JONES Harvey C. Jones	Director	March 17, 2008
/s/ MARK L. PERRY Mark L. Perry	Director	March 20, 2008
/s/ WILLIAM J. MILLER William J. Miller	Director	March 21, 2008
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	March 21, 2008







NVArt | **NVIDIA** & **CGSociety**

Amazing Creations

NVIDIA and CGSociety recently launched NVArt, a series of worldwide digital art competitions. The theme of the inaugural challenge was "Amazing Creations." Artists were invited to submit computer-generated imagery that could exist only in a virtual, imaginary world. The winning art was unveiled at a reception at the San Jose Museum of Art in February 2008.

NVArt contest winners

1st: Growth of Cubic Bacteria by Václav Pajkrt, Czech Republic

2nd: Corner Fire by Brett Keyes, Canada

3rd: Leopardo by Najeeb El-Faith, Saudi Arabia

Honorable mention

Fractalissimo by François Coulon, France

Many Ways by Ramiro Amilcar Fernandez, Argentina

The Birth of Crystal - The Begin II by Alvin Tea, New Zealand

Alien Biomechanical Shapes 00.2 - Alien Core by Maciej Frolow, Poland

Torn by Monsit Jangariyawong, Thailand

Coral Sim by Brett Keyes, Canada

Rest of Sinews by Václav Pajkrt, Czech Republic

Judges

Pascal Blanche, Ubisoft

Francisco Cortina, 3D Artist

Lorne Lanning, Oddworld Inhabitants

Stephan Martinere, Midway Games

JoAnne Northrup, San Jose Museum of Art

Shelley Page, Dreamworks

Mark Snoswell, CGSociety

Steven Stahlberg, Androidblues

David Wright, NVIDIA

For more to information, go to **http://events.cgsociety.org/NVArt/01/**

END

NVIDIA Corporation

Headquarters | Santa Clara, California, USA

AUSTRALIA | CHINA | FINLAND | FRANCE | GERMANY | HONG KONG | INDIA
JAPAN | KOREA | RUSSIA | SINGAPORE | SWITZERLAND | TAIWAN | UK

Certain statements in this document including, but not limited to, statements as to: the features, benefits, capabilities, performance, uses and importance of our products and technologies; the visual experience; the array of devices using GPUs; consumer demands; optimization of the PC, visually-rich applications; our strategies and initiatives; and the number of GeForce GPUs we will ship are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, our reliance on third parties to manufacture, assemble, package and test our products; slower than anticipated adoption of new products, technologies or industry standards; changes in industry standards and interfaces; market adoption of a competitive technology; slower than expected growth of existing or new markets; manufacturing and software defects; manufacturing delays; development of more effective or efficient GPUs; changes in customer preferences and demands; the impact of technological advances and competition; cyclical trends in our industry; as well as other factors detailed from time to time in the reports NVIDIA files with the Securities and Exchange Commission including its Form 10-K for the fiscal year ended January 27, 2008. Copies of reports filed with the SEC are posted on our website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.

NVIDIA